Filed Pursuant to Rule 424(b)(4)
under the Securities Act of 1933, as amended
(File No. 333-105035)

PROSPECTUS
3,500,000 Shares

Common Stock

        This is a public offering of 3,500,000 shares of common stock of Portfolio Recovery Associates, Inc. by the selling stockholders identified in this prospectus. We will not receive any of the proceeds from the sale by the selling stockholders.

      Our common stock is quoted on the Nasdaq National Market under the symbol “PRAA.” The last reported sale price for our common stock on the Nasdaq National Market on May 21, 2003 was $27.05 per share.

       Investing in our common stock involves risks. See “Risk Factors” beginning on page 9.

       Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per share	Total

Public offering price	$25.50	$89,250,000
Underwriting discount	$1.34	$4,690,000
Proceeds to the selling stockholders	$24.16	$84,560,000

      The selling stockholders have granted the underwriters the option to purchase up to an additional 525,000 shares at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover over-allotments.

William Blair & Company	U.S. Bancorp Piper Jaffray

The date of this prospectus is May 21, 2003

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PROSPECTUS SUMMARY

      You should read the following summary together with the more detailed information in this prospectus, including the section titled “Risk Factors” beginning on page 9 regarding our company and the common stock being sold in this offering.

Overview

      We are a full-service provider of outsourced receivables management. We purchase, collect and manage portfolios of defaulted consumer receivables. Defaulted consumer receivables are the unpaid obligations of individuals to credit originators, including banks, credit unions, consumer and auto finance companies, retail merchants and other providers of goods and services. We believe that the strengths of our business are our sophisticated approach to portfolio pricing, our emphasis on collection personnel and procedures and our relationships with many of the largest consumer lenders in the United States. Our proven ability to collect defaulted consumer receivables allows us to offer credit originators a complete outsourced solution to address their defaulted consumer receivables. The defaulted consumer receivables we collect are in substantially all cases either purchased from the credit originator or are collected on behalf of clients on a commission fee basis. We intend to continue to build on our strengths and grow our business through the disciplined approach that has contributed to our success to date.

      We specialize in receivables that have been charged-off by the credit originator. Since the credit originator has unsuccessfully attempted to collect these receivables, we are able to purchase them at a substantial discount to their face value. Through March 31, 2003, we have acquired 358 portfolios with a face value of $6.4 billion for $160.4 million, or 2.5% of face value, represented in more than 3.5 million customer accounts. Our success depends on our ability to purchase portfolios of defaulted consumer receivables at appropriate valuations and to collect on those receivables effectively and efficiently. To date, we have consistently been able to collect at a rate of 2.5 to 3.0 times our purchase price for defaulted consumer receivables portfolios, as measured over a five-year period, which has enabled us to generate increasing profits and cash flow.

      We use the following terminology throughout this prospectus: “cash receipts” refers to all collections of cash, regardless of the source; “cash collections” refers to collections on our owned portfolios only, exclusive of commission income and sales of finance receivables; “commissions” refers to fee income generated from our wholly-owned contingent fee subsidiary; and “cash sales of finance receivables” refers to the sales of our owned portfolios.

      We have achieved strong financial results since our formation, with cash collections and commissions growing from $5.0 million in 1997 to $81.2 million in 2002. Cash collections have increased every quarter since our formation. Over the life of our owned portfolios of defaulted consumer receivables, income recognized on finance receivables equals our cash collections on our owned portfolios of defaulted consumer receivables less the cash paid for these portfolios. Total revenue has grown from $2.8 million in 1997 to $55.8 million in 2002, a compound annual growth rate of 82%. Similarly, pro forma net income has grown from $130,000 in 1997 to $11.4 million in 2002, a compound annual growth rate of 145%. For the three month period ended March 31, 2003, cash collections and commissions were $27.1 million, revenue was $18.3 million and net income was $4.5 million, compared to cash collections and commissions of $18.4 million, revenue of $11.6 million and pro forma net income of $2.2 million for the three month period ended March 31, 2002. We were initially formed as a limited liability company and therefore had no corporate tax obligations so, for comparison purposes, we have presented pro forma financial information for periods prior to our conversion to a corporation in November 2002, which reflects income taxes assuming we had been a corporation and assuming tax rates equal to the rates that would have been in effect had we been required to report tax expenses in such years. See “Reorganization” and “Summary Consolidated Financial Data.”

Corporate History and Initial Public Offering

      We were initially formed as Portfolio Recovery Associates, L.L.C., a Delaware limited liability company, on March 20, 1996 by four members of senior management that continue to lead us. Prior to our formation, members of the management team played key roles in the development of a defaulted consumer receivables acquisition and divestiture operation for Household Recovery Services, a subsidiary of Household International. Since our formation we have acquired and serviced portfolios of defaulted consumer receivables, and in March 2001 we commenced our third-party contingent fee collections operations to provide defaulted receivables management on a commission fee basis, receiving a percentage of the amounts collected on behalf of the client.

      On November 14, 2002, we completed our initial public offering in which we sold 3,470,000 shares of common stock and a selling stockholder sold 1,015,000 shares, at a price of $13.00 per share. In connection with our initial public offering, all of the membership units of Portfolio Recovery Associates, L.L.C. were exchanged for a single class of the common stock of Portfolio Recovery Associates, Inc., a Delaware corporation formed for purposes of our initial public offering. See “Reorganization.” A portion of the net proceeds from the offering were used for repayment of outstanding indebtedness and the payment of offering related expenses. We have also used a portion of the proceeds to purchase defaulted consumer receivables portfolios and intend to use the remaining amounts for working capital and general corporate purposes, including acquisitions of additional defaulted consumer receivables portfolios or potential possible acquisitions or development of complementary businesses, technologies or products.

Industry Overview

      The accounts receivable management industry is growing, driven by a number of industry trends, including the following:

•	increasing levels of consumer debt obligations;

•	increasing defaults of the underlying receivables; and

•	increasing utilization of third-party providers to execute the recovery of defaulted receivables.

      According to the U.S. Federal Reserve Board, as of February 2003, consumer credit, which consists of non-real estate related short- and intermediate-term credit extended to individuals, has grown 40% to $1.7 trillion from $1.2 trillion as of December 1997. According to the Consumer Bankers Association, the delinquency rate on non-mortgage consumer obligations reached its highest level in a decade at December 31, 2001, an approximately 33% increase from December 31, 2000. According to the Nilson Report, a credit card industry newsletter, credit originators outsourced an estimated $135 billion in defaulted consumer receivables for collection in 2000, nearly double the $73 billion outsourced for collection in 1990. According to Standard & Poor’s, the credit card charge-off rate for October, November and December 2002 was 6.9%, 7.1% and 7.5% of receivables, respectively. According to the American Bankers Association, the number of bank card accounts 30 or more days past due was a seasonally adjusted 4.07% during the fourth quarter of 2002 compared to 4.00% during the third quarter of 2002 and 3.88% during the fourth quarter of 2001. A total of 4.63% of bank card receivables were delinquent in the fourth quarter of 2002 compared with 4.45% during the third quarter of 2002 and 4.67% during the fourth quarter of 2001.

      The accounts receivable management industry (owned portfolio and contingent fee) is highly fragmented and competitive, consisting of approximately 6,500 consumer and commercial agencies. In recent years, the accounts receivable management industry has increased its use of technology in order to operate more effectively. We expect the increasing importance of technology and the associated increased capital requirements to cause challenges for many smaller participants lacking the required capital and management resources to implement and effectively utilize such technology to compete effectively and to continue to maintain regulatory standards.

Competitive Strengths

      We believe we have a number of strengths which will allow us to continue to capitalize on these industry trends, including:

Complete Outsourced Solution for Credit Originators. We can either purchase defaulted consumer receivables from credit originators or service those receivables on their behalf for a commission fee based on a percentage of our collections. Furthermore, we can purchase or service receivables throughout the entire delinquency cycle, ranging from receivables that have only been processed for collection internally by the credit originator, to receivables that have been subject to multiple external collection efforts.

Disciplined and Proprietary Underwriting Process. We use our proprietary analytical processes coupled with the experience gained through our 358 portfolio purchases to price portfolio acquisitions at levels that through March 31, 2003 have enabled us to achieve profitable returns on our investment.

Ability to Hire, Develop and Retain Productive Collectors. We place considerable focus on our ability to hire, develop and retain effective collectors who are key to our continued growth and profitability.

Established Systems and Infrastructure. We have devoted significant effort to developing our systems, including statistical models, databases and reporting packages, to optimize our portfolio purchases and collection efforts.

Strong Relationships with Major Credit Originators. We have done business with most of the top consumer lenders in the United States. We believe that we have earned a reputation as a reliable purchaser of defaulted consumer receivables portfolios and for collecting receivables in an effective, responsible manner, which helps to preserve the reputation of the credit originator.

Experienced Management Team. We have an experienced management team with considerable expertise in the accounts receivable management industry.

Growth Opportunities

      We have achieved significant historical growth while maintaining a conservative capital structure and ensuring that the level of our portfolio purchases of defaulted consumer receivables is matched by our ability to collect them effectively and efficiently. Our primary objective is to continue our controlled growth. We aim to achieve this objective through the following growth strategies:

Continue to Develop and Retain Collectors. We intend to maintain our historical controlled growth in the number of collectors we add. We expect the number and percentage of our collectors with more than 12 months of experience will increase, which we believe will drive our productivity and profitability.

Maintain Conservative Capitalization for Portfolio Acquisitions. We intend to continue to capitalize our portfolio acquisitions conservatively by maintaining a low level of debt.

Increase Share in Growing Market. We feel that our position as a well-capitalized firm offering a complete outsourced solution to credit originators across the defaulted consumer receivables spectrum will enable us to continue to grow faster than the industry overall.

Leverage Expertise into Other Asset Types. We expect to continue seeking opportunities to leverage our portfolio purchasing and collections expertise in other asset types, such as student loans, retail oil and gas, long-distance telephone, utility receivables, Chapter 13 bankruptcy accounts and small business commercial receivables.

Grow Our Contingent Fee Collections Operations. The capability to perform collections on a commission fee basis allows us to offer a complete outsourced solution to credit originators while leveraging our existing infrastructure, skill set, personnel and client relationships.

Leverage Existing Infrastructure and Management Team. As a result of our substantial investments in technology, infrastructure and systems, our management team is capable of acquiring and servicing substantially larger volumes of defaulted consumer receivables without incurring proportional cost increases in fixed costs.

Explore Selected Acquisitions. We will evaluate opportunities to make acquisitions of companies or group hires that would add new skill sets or bring us strong credit originator relationships, collection facilities and access to skilled collectors.

Risk Factors

      An investment in our common stock involves a significant degree of risk. We urge you to carefully consider all of the information described in the section entitled “Risk Factors” beginning on page 9.

This Offering

Common stock offered by the selling stockholders	3,500,000 shares
Common stock offered by us	None
Common stock outstanding prior to this offering	13,550,000 shares(1)
Common stock outstanding after this offering	15,082,761 shares(2)
Use of proceeds	We will not receive any proceeds from the sale of common stock by the selling stockholders.
Nasdaq National Market symbol	PRAA

(1)	Excludes 2,000,000 shares reserved for issuance upon the exercise of options granted to our directors, officers and employees in accordance with our 2002 Stock Option Plan, of which 806,850 shares are subject to outstanding options at a weighted average exercise price of $13.06 per share. Also excludes 2,110,000 shares of our common stock reserved for issuance upon exercise of outstanding warrants at a weighted average exercise price of $4.18, all of which are fully exercisable at the time of this offering.

(2)	Includes 1,532,761 shares of our common stock, comprised of 1,835,000 shares of our common stock which we will issue in connection with this offering upon exercise of outstanding warrants by certain of the selling stockholders at an aggregate exercise price of $7.7 million, less 302,239 shares of our common stock tendered as payment for the warrant exercise price by such selling stockholders. Excludes 2,000,000 shares reserved for issuance upon the exercise of options granted to our directors, officers and employees in accordance with our 2002 Stock Option Plan, of which 806,850 shares are subject to outstanding options at a weighted average exercise of $13.06 per share. Excludes 275,000 shares of our common stock reserved for issuance upon exercise of outstanding warrants at a weighted average exercise price of $4.03, which are vested but are not being exercised in connection with this offering.

Management Participation in Offering

      The following summary describes the participation of certain members of management in this offering as selling stockholders.

•	Five of our executive officers are exercising warrants to purchase 1,835,000 shares of our common stock, substantially all of which were issued in 1999, at an aggregate exercise price of $7.7 million. These warrants are not freely tradeable and have no value if not exercised prior to expiration.

•	The five executive officers will tender an aggregate of 302,239 shares of common stock, all of which have been held by such executive officers since 1999, in order to pay the exercise price of the warrants.

•	The exercise of the warrants by the five executive officers has the tax effect of generating ordinary taxable income to such executive officers equal to the difference between (i) the fair market value of the shares of common stock underlying such warrants on the date of exercise and (ii) their aggregate exercise price. The exercise of the warrants will generate an aggregate of $39.1 million of ordinary taxable income to these executive officers. Assuming a rate of 45% for Federal and state taxes, these executive officers will incur an aggregate personal tax liability of $17.6 million as a result of the exercise of their warrants.

•	We expect that approximately 72% of the proceeds from the sale by the five executive officers of their common stock in this offering will be utilized by such executive officers for the payment of the tax liability generated by the exercise of their warrants.

Other Information Related to this Prospectus

      Unless otherwise indicated, all share and per share data in this document assume the underwriters do not exercise the option the selling stockholders granted to them to purchase up to an additional 525,000 shares of our common stock in this offering.

      All dollar amounts less than $1.0 million have been rounded to the nearest thousand.

      As used in this prospectus, all references to us mean Portfolio Recovery Associates, Inc. and, prior to the Reorganization, our predecessor Portfolio Recovery Associates, L.L.C. The address of our principal executive offices is 120 Corporate Boulevard, Suite 100, Norfolk, Virginia 23502, and our telephone number is (888) 772-7326. Our web site address is www.portfoliorecovery.com. You should not construe the information on our web site to be a part of this prospectus.

Summary Consolidated Financial Data

      The following summary consolidated financial data for the years ended December 31, 2000, 2001, and 2002 have been derived from our consolidated financial statements, included elsewhere in this prospectus which have been audited by PricewaterhouseCoopers LLP. The following summary consolidated financial data for the years ended December 31, 1998 and 1999 have been derived from our audited consolidated financial statements, not included in this prospectus.

      The following summary consolidated financial data for the three months ended March 31, 2002 and 2003 have been derived from our unaudited consolidated financial statements, included elsewhere in this prospectus. These financial statements include all adjustments, consisting only of normal recurring adjustments, which we consider necessary for a fair statement of our financial position and results of operations for these periods.

      Operating results for the three months ended March 31, 2003 are not necessarily indicative of results that may be expected for the year ending December 31, 2003.

						Three Months Ended
	Year Ended December 31,					March 31,

	1998	1999	2000	2001	2002	2002	2003

(Amounts in thousands, except per share data)
STATEMENT OF OPERATIONS DATA:
Revenue:
Income recognized on finance receivables	$6,815	$11,746	$18,991	$31,221	$53,803	$11,181	$17,618
Commissions	—	—	—	214	1,944	376	698
Net gain on cash sales of defaulted consumer receivables	—	322	343	901	100	—	—

Total revenue	6,815	12,068	19,334	32,336	55,847	11,557	18,316

Operating expenses:
Compensation and employee services	3,821	6,119	9,883	15,644	21,701	5,068	6,393
Outside legal and other fees and services	839	1,493	2,583	3,627	8,093	1,291	2,818
Communications	318	553	871	1,645	1,915	449	634
Rent and occupancy	99	335	603	712	799	173	245
Other operating expenses	266	498	652	1,265	1,436	306	473
Depreciation	238	369	437	677	940	211	300

Total operating expenses	5,581	9,367	15,029	23,570	34,884	7,498	10,863

Income from operations	1,234	2,701	4,305	8,766	20,963	4,059	7,453
Loss on extinguishment of debt	—	—	—	(424)	—	—	—
Net interest expense	744	876	1,765	2,716	2,425	526	56

Income before income taxes	490	1,825	2,540	5,626	18,538	3,533	7,397
Provision for income taxes	—	—	—	—	1,473	—	2,899

Net income(1)	$490	$1,825	$2,540	$5,626	$17,065	$3,533	$4,498

Pro forma income taxes(2)	$88	$697	$901	$2,100	$5,694	$1,366

Pro forma net income(2)	$402	$1,128	$1,639	$3,526	$11,371	$2,167

Pro forma net income per share(3)
Basic	$0.04	$0.11	$0.16	$0.35	$1.08	$0.22	$0.33
Diluted	$0.04	$0.11	$0.14	$0.31	$0.94	$0.19	$0.29
Pro forma weighted average shares(3)
Basic	10,000	10,000	10,000	10,000	10,529	10,000	13,545
Diluted	10,000	10,000	11,366	11,458	12,066	11,485	15,591

	As of March 31, 2003

		As
	Actual	Adjusted(4)
(Dollars in thousands)
FINANCIAL POSITION DATA:
Cash and cash equivalents	$12,072	$11,572
Finance receivables	74,418	74,418
Total assets	92,697	104,431
Long-term debt	925	925
Total debt, including capital lease obligations	1,543	1,543
Total stockholders’ equity	85,494	100,198

						Three Months Ended
	Year Ended December 31,					March 31,

	1998	1999	2000	2001	2002	2002	2003

(Dollars in thousands)
OPERATING AND OTHER FINANCIAL DATA:
Cash collections and commissions	$10,881	$17,362	$30,733	$53,362	$81,198	$18,331	$27,073
Operating expenses to cash collections and commissions	51%	54%	49%	44%	43%	41%	40%
Acquisitions of finance receivables, at cost	$11,480	$19,417	$24,663	$33,381	$42,382	$5,503	$17,650
Acquisitions of finance receivables, at face value	$324,251	$479,778	$1,004,114	$1,592,353	$1,966,296	$203,594	$831,357
Percentage increase of acquisitions of finance receivables, at cost	40%	69%	27%	35%	27%	N/A	221%
Percentage increase in cash collections and commissions for period	118%	60%	77%	74%	52%	N/A	48%
Percentage increase in pro forma net income for period	209%	181%	45%	115%	222%	N/A	108%
Employees at period end:
Total employees	140	246	370	501	581	509	688
Ratio of collection personnel to total employees(5)	84%	86%	89%	89%	88%	89%	88%

(1)	At the time of our initial public offering, which commenced on November 8, 2002, we changed our legal structure from a limited liability company to a corporation. See “Reorganization.” As a limited liability company we were not subject to Federal or state corporate income taxes. Therefore, net income does not give effect to taxes for all periods prior to our initial public offering.

(2)	For comparison purposes, we have presented pro forma net income, which reflects income taxes assuming we had been a corporation since the time of our formation until the time of our reorganization in November 2002 and assuming tax rates equal to the rates that would have been in effect had we been required to report tax expenses in such years. Since the time of our reorganization, pro forma net income reflects our actual net income.

(3)	Pro forma net income per share and pro forma weighted average shares assume for periods prior to November 2002 that we had reorganized as a corporation since the beginning of the period presented. For the three months ended March 31, 2003, pro forma net income per share and pro forma weighted average shares reflects our actual net income per share and weighted average shares. See “Reorganization.”

(4)	Adjusted to give effect to the increase in stockholders’ equity resulting from the exercise of warrants by certain of the selling stockholders and an offsetting decrease in stockholders’ equity resulting from the tender of shares of common stock by such selling stockholders in order to pay the exercise price for such warrants. The exercise of the warrants will generate a $39.1 million tax deductible expense, generating an approximate $15.2 million cash savings based on our existing tax rate. Accordingly, stockholders’ equity will increase by the amount of the tax benefit less estimated offering expenses of $500,000. Total assets will increase by the $15.2 million tax benefit less $3.0 million of income tax liabilities and estimated offering expenses.

(5)	Includes all collectors and all first-line collection supervisors.

RISK FACTORS

      You should carefully consider the risks described below in connection with reviewing this prospectus. If any of the events referred to below actually occur, our business, financial condition, liquidity and results of operation could suffer. In that case, the trading price of our common stock could decline and you may lose all or part of your investment. You should also refer to the other information in this prospectus, including our consolidated financial statements and the related notes.

Risks Related to Our Business

We may not be able to collect sufficient amounts on our defaulted consumer receivables to fund our operations

      Our business consists of acquiring and servicing receivables that consumers have failed to pay and that the credit originator has deemed uncollectible and has charged-off. The credit originators generally make numerous attempts to recover on their defaulted consumer receivables, often using a combination of in-house recovery efforts and third-party collection agencies. These defaulted consumer receivables are difficult to collect and we may not collect a sufficient amount to cover our investment associated with purchasing the defaulted consumer receivables and the costs of running our business.

We may not be able to purchase defaulted consumer receivables at appropriate prices, and a decrease in our ability to purchase portfolios of receivables could adversely affect our ability to generate revenue

      If one or more credit originators stops selling defaulted receivables to us and we are otherwise unable to purchase defaulted receivables from credit originators at appropriate prices, we could lose a potential source of income and our business may be harmed.

      The availability of receivables portfolios at prices which generate an appropriate return on our investment depends on a number of factors both within and outside of our control, including the following:

•	the continuation of current growth trends in the levels of consumer obligations;

•	sales of receivables portfolios by credit originators; and

•	competitive factors affecting potential purchasers and credit originators of receivables.

      Because of the length of time involved in collecting defaulted consumer receivables on acquired portfolios and the volatility in the timing of our collections, we may not be able to identify trends and make changes in our purchasing strategies in a timely manner.

      We are currently party to a “forward flow contract” which is due to expire in February 2004. A forward flow contract is an arrangement in which we agree to purchase defaulted consumer receivables based on specific parameters from a third-party supplier on a periodic basis at a set price over a specified time period. We expect our forward flow contract will be cancelled prior to its expiration date and potentially as early as the end of the second quarter of 2003. To the extent that we are unable to renew or replace the purchased volume represented by our forward flow contract if it is cancelled, or when it expires, we could lose a potential source of income and our business may be harmed.

We experience high employee turnover rates and we may not be able to hire and retain enough sufficiently trained employees to support our operations

      The accounts receivables management industry is very labor intensive and, similar to other companies in our industry, we typically experience a high rate of employee turnover. Our annual turnover rate, excluding those employees that do not complete our six week training program, was 34% in 2002. We compete for qualified personnel with companies in our industry and in other industries. Our growth requires that we continually hire and train new collectors. A higher turnover rate among our collectors will increase our recruiting and training costs and limit the number of experienced collection personnel available to service our defaulted consumer receivables. If this were to occur, we would not be able to service our defaulted consumer receivables effectively and this would reduce our ability to continue our growth and operate profitability.

We serve markets that are highly competitive, and we may be unable to continue to successfully compete with businesses that may have greater resources than we have

      We face competition in both of the markets we serve — owned portfolio and contingent fee accounts receivable management — from new and existing providers of outsourced receivables management services, including other purchasers of defaulted consumer receivables portfolios, third-party contingent fee collection agencies and credit originators that manage their own defaulted consumer receivables rather than outsourcing them. The accounts receivable management industry is highly fragmented and competitive, consisting of approximately 6,500 consumer and commercial agencies, most of which compete in the contingent fee business.

      We face bidding competition in our acquisition of defaulted consumer receivables and in our placement of contingent fee receivables, and we also compete on the basis of reputation, industry experience and performance. Some of our current competitors and possible new competitors may have substantially greater financial, personnel and other resources, greater adaptability to changing market needs, longer operating histories and more established relationships in our industry than we currently have. In the future, we may not have the resources or ability to compete successfully. As there are few significant barriers for entry to new providers of contingent fee receivables management services, there can be no assurance that additional competitors with greater resources than ours will not enter our market. Moreover, there can be no assurance that our existing or potential clients will continue to outsource their defaulted consumer receivables at recent levels or at all, or that we may continue to offer competitive bids for defaulted consumer receivables portfolios. If we are unable to develop and expand our business or adapt to changing market needs as well as our current or future competitors are able to do, we may experience reduced access to defaulted consumer receivables portfolios at appropriate prices and reduced profitability.

We may not be successful at acquiring receivables of new asset types or in implementing a new pricing structure

      We may pursue the acquisition of receivables portfolios of asset types in which we have little current experience. We may not be successful in completing any acquisitions of receivables of these asset types and our limited experience in these asset types may impair our ability to collect on these receivables. This may cause us to pay too much for these receivables and consequently we may not generate a profit from these receivables portfolio acquisitions.

      In addition, we may in the future provide a service to clients in which clients will place defaulted consumer receivables with us for a specific period of time for a flat fee. This fee may be based on the number of collectors assigned to the collection of these receivables, the amount of receivables placed or other bases. We may not be successful in determining and implementing the appropriate pricing structure for this service, which may cause us to be unable to generate a profit from this business.

Our collections may decrease if certain types of bankruptcy filings increase

      During times of economic recession, the amount of defaulted consumer receivables generally increases, which contributes to an increase in the amount of personal bankruptcy filings. Under certain bankruptcy filings a debtor’s assets are liquidated to repay credit originators, but since the defaulted consumer receivables we service are generally unsecured we often would not be able to collect on those receivables. We cannot assure you that our collection experience would not decline with an increase in these types of bankruptcy filings. If our actual collection experience with respect to a defaulted consumer receivables portfolio is significantly lower than we projected when we purchased the portfolio, our financial condition and results of operations could deteriorate.

Our contingent fee collections operations have a limited operating history

      Our contingent fee collections operations commenced in March 2001. These operations are in the early stages of development. Accordingly, these operations have a relatively limited operating history and their prospects must be considered in light of the risks and uncertainties facing early-stage companies. As of March 31, 2003, we have contingent fee collection arrangements with 8 credit originators or debt buyers. Our contingent fee collections operations incurred a loss in 2001 and were only slightly profitable in 2002. Although we are currently generating positive operating income for our contingent fee collections operations, our limited operating history makes prediction of future results difficult.

We may make acquisitions that prove unsuccessful or strain or divert our resources

      We intend to consider acquisitions of other companies in our industry that could complement our business, including the acquisition of entities offering greater access and expertise in other asset types and markets that we do not currently serve. We have little experience in completing acquisitions of other businesses, and we may not be able to successfully complete an acquisition. If we do acquire other businesses, we may not be able to successfully integrate these businesses with our own and we may be unable to maintain our standards, controls and policies. Further, acquisitions may place additional constraints on our resources by diverting the attention of our management from other business concerns. Through acquisitions, we may enter markets in which we have no or limited experience. Moreover, any acquisition may result in a potentially dilutive issuance of equity securities, the incurrence of additional debt and amortization of expenses related intangible assets, all of which could reduce our profitability and harm our business.

We may not be able to continually replace our defaulted consumer receivables with additional receivables portfolios sufficient to operate efficiently and profitably

      To operate profitably, we must continually acquire and service a sufficient amount of defaulted consumer receivables to generate revenue that exceeds our expenses. Fixed costs such as salaries and lease or other facility costs constitute a significant portion of our overhead and, if we do not continually replace the defaulted consumer receivables portfolios we service with additional portfolios, we may have to reduce the number of our collection personnel. We would then have to rehire collection staff as we obtain additional defaulted consumer receivables portfolios. These practices could lead to:

•	low employee morale;

•	fewer experienced employees;

•	higher training costs;

•	disruptions in our operations;

•	loss of efficiency; and

•	excess costs associated with unused space in our facilities.

      Furthermore, heightened regulation of the credit card and consumer lending industry may result in decreased availability of credit to consumers, potentially leading to a future reduction in defaulted consumer receivables available for purchase from credit originators. We cannot predict how our ability to identify and purchase receivables and the quality of those receivables would be affected if there is a shift in consumer lending practices, whether caused by changes in the regulations or accounting practices applicable to credit originators, a sustained economic downturn or otherwise.

We may not be able to manage our growth effectively

      We have expanded significantly since our formation and intend to maintain our growth focus. However, our growth will place additional demands on our resources and we cannot be sure that we will be able to manage our growth effectively. In order to successfully manage our growth, we may need to:

•	expand and enhance our administrative infrastructure;

•	continue to improve our management, financial and information systems and controls; and

•	recruit, train, manage and retain our employees effectively.

      Continued growth could place a strain on our management, operations and financial resources. We cannot assure you that our infrastructure, facilities and personnel will be adequate to support our future operations or to effectively adapt to future growth. If we cannot manage our growth effectively, our results of operations may be adversely affected.

Our operations could suffer from telecommunications or technology downtime or increased costs

      Our success depends in large part on sophisticated telecommunications and computer systems. The temporary or permanent loss of our computer and telecommunications equipment and software systems, through casualty or operating malfunction, could disrupt our operations. In the normal course of our business, we must record and process significant amounts of data quickly and accurately to access, maintain and expand the databases we use for our collection activities. Any failure of our information systems or software and their backup systems would interrupt our business operations and harm our business. Our headquarters is located in a region that is susceptible to hurricane damage, which may increase the risk of disruption of information systems and telephone service for sustained periods.

      Further, our business depends heavily on services provided by various local and long distance telephone companies. A significant increase in telephone service costs or any significant interruption in telephone services could reduce our profitability or disrupt our operations and harm our business.

We may not be able to successfully anticipate, manage or adopt technological advances within our industry

      Our business relies on computer and telecommunications technologies and our ability to integrate these technologies into our business is essential to our competitive position and our success. Computer and telecommunications technologies are evolving rapidly and are characterized by short product life cycles. We may not be successful in anticipating, managing or adopting technological changes on a timely basis.

      While we believe that our existing information systems are sufficient to meet our current demands and continued expansion, our future growth may require additional investment in these systems. We depend on having the capital resources necessary to invest in new technologies to acquire and service defaulted consumer receivables. We cannot assure you that adequate capital resources will be available to us at the appropriate time.

Our senior management team is important to our continued success and the loss of one or more members of senior management could negatively affect our operations

      The loss of the services of one or more of our executive officers or key employees could disrupt our operations. We have employment agreements with Steve Fredrickson, our president, chief executive officer and chairman of our board of directors, Kevin Stevenson, our senior vice president and chief financial officer, and most of our other senior executives. The agreements contain non-compete provisions that survive termination of employment. However, these agreements do not and will not assure the continued services of these officers and we cannot assure you that the non-compete provisions will be enforceable. Our success depends on the continued service and performance of our executive officers, and we cannot guarantee that we will be able to retain those individuals. The loss of the services of Mr. Fredrickson, Mr. Stevenson or one or more of our other executive officers could seriously impair our ability to continue to acquire or collect on defaulted consumer receivables and to manage and expand our business. We maintain key man life insurance on Mr. Fredrickson.

Our ability to recover and enforce our defaulted consumer receivables may be limited under federal and state laws

      Federal and state laws may limit our ability to recover and enforce our defaulted consumer receivables regardless of any act or omission on our part. Some laws and regulations applicable to credit card issuers may preclude us from collecting on defaulted consumer receivables we purchase if the credit card issuer previously failed to comply with applicable law in generating or servicing those receivables. Collection laws and regulations also directly apply to our business. Additional consumer protection and privacy protection laws may be enacted that would impose additional requirements on the enforcement of and collection on consumer credit card receivables. Any new laws, rules or regulations that may be adopted, as well as existing consumer protection and privacy protection laws, may adversely affect our ability to collect on our defaulted consumer receivables and may harm our business. In addition, federal and state governmental bodies are considering, and may consider in the future, other legislative proposals that would regulate the collection of our defaulted consumer receivables. Although we cannot predict if or how any future legislation would impact our business, our failure to comply with any current or future laws or regulations applicable to us could limit our ability to collect on our defaulted consumer receivables, which could reduce our profitability and harm our business.

We utilize the interest method of revenue recognition for determining our income recognized on finance receivables, which is based on an analysis of projected cash flows that may prove to be less than anticipated and could lead to reductions in future revenues or impairment charges

      We utilize the interest method to determine income recognized on finance receivables. Under this method, each static pool of receivables we acquire is modeled upon its projected cash flows. A yield is then established which, when applied to the outstanding balance of the receivables, results in the recognition of income at a constant yield relative to the remaining balance in the pool of defaulted consumer receivables. Each static pool is analyzed monthly to assess the actual performance compared to that expected by the model. If differences are noted, the yield is adjusted prospectively to reflect the revised estimate of cash flows. If the accuracy of the modeling process deteriorates or there is a decline in anticipated cash flows, we would suffer reductions in future revenues or a decline in the carrying value of our receivables portfolios, which in either case would result in lower earnings in future periods and could negatively impact our stock price.

Risks Related to this Offering and Our Capital Structure

We have limited experience in managing a public company

      Our management team has historically operated our business as a privately held limited liability company. Until the commencement of our initial public offering on November 8, 2002, our management team had never previously had responsibility for managing a publicly traded company.

We may incur increased costs as a result of recently enacted and proposed changes in laws and regulations

      Recently enacted and proposed changes in the laws and regulations affecting public companies, including the provisions of the Sarbanes-Oxley Act of 2002 and rules proposed by the SEC and by the Nasdaq Stock Market, could result in increased costs to us as we evaluate the implications of any new rules and respond to their requirements. The new rules could make it more difficult or more costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. The impact of these events could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as executive officers. We are presently evaluating and monitoring developments with respect to new and proposed rules and cannot predict or estimate the amount of the additional costs we may incur or the timing of such costs.

Our controlling stockholder will continue to have the ability to influence the outcome of matters voted on by stockholders which will limit your rights

      Angelo, Gordon & Co., L.P. (“Angelo Gordon”), together with its affiliates, currently controls 58% of our common stock, and after this offering will control 35% of our common stock. While after this offering Angelo Gordon will no longer control a majority of our common stock, it will continue to have the ability to significantly influence the election of our directors and the outcome of votes by our stockholders on corporate matters, including mergers, sales of all or substantially all of our assets, charter amendments and other matters requiring stockholder approval. In addition, in accordance with our certificate of incorporation, so long as Angelo Gordon beneficially owns 30% or more of the outstanding common stock it will have the right to call a special meeting of the stockholders. This significant interest may have a negative impact on the market price of our common stock by discouraging third-party investors.

We cannot assure you that an active trading market will develop for our common stock or what the market price for our common stock will be in the future and, in the event that an active trading market does not develop, you may be unable to resell your shares

      Our common stock has only been traded on the Nasdaq National Market since November 8, 2002, and during this time our trading volume has been relatively light. There can be no assurance that an active trading market will develop or continue after this offering or that the market price of our common stock will not decline below the public offering price. The public offering price of our common stock may not be indicative of the market price for shares of our common stock after this offering. Prices for the shares of our common stock after this offering will be determined in the market and may be influenced by many factors, including the depth and liquidity of the market for our common stock, investor perception of us and our business, the consumer credit industry as a whole and general economic and market conditions. In the event a more active trading market does not develop for our common stock, the price at which you may resell your shares may be affected.

The market price of our shares of common stock could fluctuate significantly

      Wide fluctuations in the trading price or volume of our shares of common stock could be caused by many factors, including factors relating to our company or to investor perception of our company (including changes in financial estimates and recommendations by research analysts), but also factors relating to (or relating to investor perception of) the accounts receivable management industry or the economy in general.

The sale of a substantial number of our shares of common stock in the public market could adversely affect the market price of our shares, which in turn could negatively impact your investment in us

      Future sales of substantial amounts of our shares of common stock in the public market (or the perception that such sales may occur) could adversely affect market prices of our common stock prevailing from time to time and could impair our ability to raise capital through future sales of our common stock. Upon completion of this offering, we will have 15,082,761 shares of common stock issued and outstanding. All of the shares being sold in this offering, including any shares sold upon the exercise of the underwriters’ over-allotment option, will be freely tradeable without restriction under the Securities Act of 1933, unless purchased by our affiliates. 4,485,000 shares of our common stock were registered in connection with our initial public offering and are freely tradeable. Upon completion of this offering, 7,097,761 of our shares of common stock will be restricted or control securities within the meaning of Rule 144 under the Securities Act of 1933 (6,572,761 shares of common stock if the underwriters’ over-allotment option is exercised in full). The rules affecting the sale of these securities are summarized under “Shares Eligible for Future Sale.”

      Subject to certain exceptions described under the caption “Underwriting,” we and the selling stockholders have agreed not to offer, sell or agree to sell, directly or indirectly, any shares of common stock without the permission of William Blair & Company, L.L.C. for a period of 180 days from the date of this prospectus. When this period expires we and our locked-up stockholders will be able to sell our shares in the public market, subject to the terms and provisions of Rule 144. Sales of a substantial number of such shares upon expiration, or early release, of the lock-up (or the perception that such sales may occur) could cause our share price to fall.

Our certificate of incorporation, by-laws and Delaware law contain provisions that may prevent or delay a change of control or that may otherwise be in the best interest of our stockholders

      Our certificate of incorporation and by-laws contain provisions that may make it more difficult, expensive or otherwise discourage a tender offer or a change in control or takeover attempt by a third-party, even if such a transaction would be beneficial to our stockholders. The existence of these provisions may have a negative impact on the price of our common stock by discouraging third-party investors from purchasing our common stock. In particular, our certificate of incorporation and by-laws include provisions that:

•	classify our board of directors into three groups, each of which, after an initial transition period, will serve for staggered three-year terms;

•	permit a majority of the stockholders to remove our directors only for cause;

•	permit our directors, and not our stockholders, to fill vacancies on our board of directors;

•	require stockholders to give us advance notice to nominate candidates for election to our board of directors or to make stockholder proposals at a stockholders’ meeting;

•	permit a special meeting of our stockholders be called only by approval of a majority of the directors, the chairman of the board of directors, the chief executive officer, the president or the written request of holders owning at least 30% of our common stock;

•	permit our board of directors to issue, without approval of our stockholders, preferred stock with such terms as our board of directors may determine;

•	permit the authorized number of directors to be changed only by a resolution of the board of directors; and

•	require the vote of the holders of a majority of our voting shares for stockholder amendments to our by-laws.

      In addition, we are subject to Section 203 of the Delaware General Corporation Law which provides certain restrictions on business combinations between us and any party acquiring a 15% or greater interest in our voting stock other than in a transaction approved by our board of directors and, in certain cases, by our stockholders. These provisions of our certificate of incorporation and by-laws and Delaware law could delay or prevent a change in control, even if our stockholders support such proposals. Moreover, these provisions could diminish the opportunities for stockholders to participate in certain tender offers, including tender offers at prices above the then-current market value of our common stock, and may also inhibit increases in the trading price of our common stock that could result from takeover attempts or speculation.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

      This prospectus contains certain forward-looking statements. When used in this prospectus, statements which are not historical in nature, including the words “anticipate,” “estimate,” “should,” “expect,” “believe,” “intend” and similar expressions are intended to identify forward-looking statements. Forward-looking statements also include statements containing a projection of cash collections, revenues, earnings or losses, capital expenditures, dividends, capital structure or other financial terms.

      The forward-looking statements in this prospectus are based upon our management’s beliefs, assumptions and expectations of our future operations and economic performance, taking into account currently available information. These statements are not statements of historical fact. Forward-looking statements involve risks and uncertainties, some of which are not currently known to us, that may cause our actual results, performance or financial condition to be materially different from the expectations of future results, performance or financial condition we express or imply in any forward-looking statements. Some of the important factors that could cause our actual results, performance or financial condition to differ materially from expectations are:

•	an inaccurate analysis of projected cash flows, referred to as estimated remaining collections, which could lead to a reduction in future revenue or impairment charges;

•	changes in the business practices of credit originators in terms of selling defaulted consumer receivables or outsourcing defaulted consumer receivables to third-party contingent fee collection agencies;

•	changes in government regulations that affect our ability to collect sufficient amounts on our acquired or serviced receivables;

•	our ability to employ and retain qualified employees, especially collection personnel;

•	changes in the credit or capital markets, which affect our ability to borrow money or raise capital to purchase or service defaulted consumer receivables;

•	the degree and nature of our competition; and

•	the other factors referenced in this prospectus, without limitation, under the sections entitled “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.”

USE OF PROCEEDS

      All shares of our common stock offered by this prospectus are being offered for sale by the selling stockholders. We will not receive any portion of the net proceeds of this offering.

PRICE RANGE OF COMMON STOCK

      Our common stock is quoted on the Nasdaq National Market under the symbol “PRAA.” Public trading of our common stock commenced on November 8, 2002. Prior to that time there was no public trading market for our common stock. The following table sets forth the high and low sales prices for our common stock, as reported by the Nasdaq National Market, for the periods indicated.

	High	Low

2002
Quarter ended December 31, 2002	$20.50	$14.75
2003
Quarter ended March 31, 2003	$25.00	$17.76
Quarter ending June 30, 2003 (through May 21, 2003)	$28.43	$20.40

      On May 21, 2003, the last reported sale price of our common stock on the Nasdaq National Market was $27.05 per share. As of May 21, 2003 there were 20 holders of record of our common stock. Based on information provided by our transfer agent and registrar, we believe that there are approximately 3,200 beneficial owners of our common stock.

DIVIDEND POLICY

      Our board of directors sets our dividend policy. We currently intend to retain all available funds and any future earnings for use in the operation and expansion of our business, but we may determine in the future to declare or pay cash dividends on our common stock. Any future determination as to the declaration and payment of dividends will be at the discretion of our board of directors and will depend on then existing conditions, including our financial condition, results of operations, contractual restrictions, capital requirements, business prospects and other factors that our board of directors considers relevant.

REORGANIZATION

      We were initially formed as Portfolio Recovery Associates, L.L.C., a Delaware limited liability company, on March 20, 1996. As a limited liability company, Portfolio Recovery Associates, L.L.C. was treated for income tax purposes as a partnership with taxes on income generated paid by its members. In connection with our initial public offering in November 2002, all of the membership units of Portfolio Recovery Associates, L.L.C. were exchanged for a single class of the common stock of Portfolio Recovery Associates, Inc., a new Delaware corporation. Accordingly, the members of Portfolio Recovery Associates, L.L.C. became the common stockholders of Portfolio Recovery Associates, Inc., which became the parent company of Portfolio Recovery Associates, L.L.C. and its subsidiaries. In connection with this reorganization, (i) each issued and outstanding membership unit of Portfolio Recovery Associates, L.L.C. was exchanged for one share of common stock of Portfolio Recovery Associates, Inc. and (ii) warrants to purchase 2,235,000 membership units of Portfolio Recovery Associates, L.L.C. at a weighted average exercise price of $4.30 per unit were exchanged for warrants to purchase 2,235,000 shares of common stock of Portfolio Recovery Associates, Inc. at a weighted average exercise price of $4.30 per share. Since our initial public offering, warrants to purchase an aggregate of 80,000 shares of common stock have been exercised and warrants to purchase an aggregate of 45,000 shares of common stock have been cancelled. In connection with this offering, 1,835,000 of the remaining 2,110,000 warrants will be exercised by certain of the selling stockholders.

CAPITALIZATION

      The following table sets forth our capitalization as of March 31, 2003 on (i) an actual basis, without giving effect to the exercise of warrants in connection with this offering, and (ii) an as adjusted basis to include 1,835,000 shares of common stock which will be issued upon exercise of outstanding warrants in connection with this offering less 302,239 shares of common stock which will be tendered to pay the exercise price of such warrants. You should read the following capitalization data in conjunction with “Selected Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” the consolidated financial statements and accompanying notes and the other financial data included elsewhere in this prospectus.

	As of March 31, 2003

	Actual(1)	As Adjusted(2)
(Dollars in thousands)
Cash and cash equivalents	$12,072	$11,572

Total debt, including capital lease obligations	1,543	1,543

Stockholders’ Equity:
Preferred stock, $0.01 par value, 2,000,000 shares authorized; no shares issued and outstanding	—	—
Common stock, $0.01 par value, 30,000,000 shares authorized; 13,550,000 shares issued and outstanding actual; 15,082,761 shares issued and outstanding as adjusted	136	151
Additional paid-in capital	78,696	93,385
Retained earnings	6,662	6,662

Total stockholders’ equity	85,494	100,198

Total capitalization	$87,037	$101,741

(1)	Excludes 2,000,000 shares reserved for issuance upon the exercise of options granted to our directors, officers and employees in accordance with our 2002 Stock Option Plan, of which 806,850 shares are subject to outstanding options at a weighted average exercise price of $13.06 per share. Also excludes 2,110,000 shares of our common stock reserved for issuance upon exercise of outstanding warrants at a weighted average exercise price of $4.18, all of which are fully exercisable at the time of this offering.

(2)	Adjusted to give effect to the increase in stockholders’ equity in connection with the exercise of warrants by certain of the selling stockholders and an offsetting decrease in stockholders’ equity in connection with the tender of shares of common stock by such selling stockholders in order to pay the exercise price for such warrants. The exercise of the warrants will generate a $39.1 million tax deductible expense, generating an approximate $15.2 million cash savings based on our existing tax rate. Accordingly, stockholders’ equity will increase by the amount of the tax benefit less estimated offering expenses of $500,000. Total assets will increase by the $15.2 million tax benefit less $3.0 million of income tax liabilities and estimated offering expenses. Accordingly, stockholders’ equity will increase by the amount of the tax benefit less estimated offering expenses of $500,000.

SELECTED CONSOLIDATED FINANCIAL DATA

      The following selected consolidated financial data for the years ended December 31, 2000, 2001 and 2002 and as of December 31, 2001 and 2002 have been derived from our consolidated financial statements, included elsewhere in this prospectus which have been audited by PricewaterhouseCoopers LLP. The following selected financial data for the years ended December 31, 1998 and 1999 and for the years then ended have been derived from our audited consolidated financial statements, not included in this prospectus.

      The following selected consolidated financial data for the three months ended March 31, 2002 and 2003 have been derived from our unaudited consolidated financial statements, included elsewhere in this prospectus. These financial statements include all adjustments, consisting only of normal recurring adjustments, which we consider necessary for a fair statement of our financial position and results of operations for these periods.

      Operating results for the three months ended March 31, 2003 are not necessarily indicative of results that may be expected for the year ending December 31, 2003.

						Three Months Ended
	Year Ended December 31,					March 31,

	1998	1999	2000	2001	2002	2002	2003
(Amounts in thousands, except per share data)
STATEMENT OF OPERATIONS DATA:
Revenue:
Income recognized on finance receivables	$6,815	$11,746	$18,991	$31,221	$53,803	$11,181	$17,618
Commissions	—	—	—	214	1,944	376	698
Net gain on cash sales of defaulted consumer receivables	—	322	343	901	100	—	—

Total revenue	6,815	12,068	19,334	32,336	55,847	11,557	18,316

Operating expenses:
Compensation and employee services	3,821	6,119	9,883	15,644	21,701	5,068	6,393
Outside legal and other fees and services	839	1,493	2,583	3,627	8,093	1,291	2,818
Communications	318	553	871	1,645	1,915	449	634
Rent and occupancy	99	335	603	712	799	173	245
Other operating expenses	266	498	652	1,265	1,436	306	473
Depreciation	238	369	437	677	940	211	300

Total operating expenses	5,581	9,367	15,029	23,570	34,884	7,498	10,863

Income from operations	1,234	2,701	4,305	8,766	20,963	4,059	7,453
Loss on extinguishment of debt	—	—	—	(424)	—	—	—
Net interest expense	744	876	1,765	2,716	2,425	526	56

Income before income taxes	490	1,825	2,540	5,626	18,538	3,533	7,397
Provision for income taxes	—	—	—	—	1,473	—	2,899

Net income(1)	$490	$1,825	$2,540	$5,626	$17,065	$3,533	$4,498

Pro forma income taxes(2)	$88	$697	$901	$2,100	$5,694	$1,366

Pro forma net income(2)	$402	$1,128	$1,639	$3,526	$11,371	$2,167

Pro forma net income per share(3)
Basic	$0.04	$0.11	$0.16	$0.35	$1.08	$0.22	$0.33
Diluted	$0.04	$0.11	$0.14	$0.31	$0.94	$0.19	$0.29
Pro forma weighted average shares(3)
Basic	10,000	10,000	10,000	10,000	10,529	10,000	13,545
Diluted	10,000	10,000	11,366	11,458	12,066	11,485	15,591

	Year Ended December 31,					As of March 31, 2003

	1998	1999	2000	2001	2002	Actual	As Adjusted(4)
(Dollars in thousands)
FINANCIAL POSITION DATA:
Cash and cash equivalents	$754	$1,456	$3,191	$4,780	$17,939	$12,072	$11,572
Finance receivables	15,472	28,139	41,124	47,987	65,526	74,418	74,418
Total assets	17,121	31,495	47,188	57,049	88,267	92,697	104,431
Long term debt	—	—	532	568	966	925	925
Total debt, including capital lease obligations	8,145	10,372	23,300	26,771	1,465	1,543	1,543
Total stockholders’ equity	8,488	20,313	22,705	27,752	80,608	85,494	100,198

						Three Months Ended
	Year Ended December 31,					March 31,

	1998	1999	2000	2001	2002	2002	2003
(Amounts in thousands, except per share data)
OPERATING AND OTHER FINANCIAL DATA:
Cash collections and commissions	$10,881	$17,362	$30,733	$53,362	$81,198	$18,331	$27,073
Operating expenses to cash collections and commissions	51%	54%	49%	44%	43%	41%	40%
Acquisitions of finance receivables, at cost	$11,480	$19,417	$24,663	$33,381	$42,382	$5,503	$17,650
Acquisitions of finance receivables, at face value	$324,251	$479,778	$1,004,114	$1,592,353	$1,966,296	$203,594	$831,357
Percentage increase of acquisitions of finance receivables, at cost	40%	69%	27%	35%	27%	N/A	221%
Percentage increase in cash collections and commissions for period	118%	60%	77%	74%	52%	N/A	48%
Percentage increase in pro forma net income for period	209%	181%	45%	115%	222%	N/A	108%
Employees at period end:
Total employees	140	246	370	501	581	509	688
Ratio of collection personnel to total employees(5)	84%	86%	89%	89%	88%	89%	88%

(1)	At the time of our initial public offering, which commenced on November 8, 2002, we changed our legal structure from a limited liability company to a corporation. See “Reorganization.” As a limited liability company we were not subject to Federal or state corporate income taxes. Therefore, net income does not give effect to taxes for all periods prior to our initial public offering.

(2)	For comparison purposes, we have presented pro forma net income, which reflects income taxes assuming we had been a corporation since the time of our formation until the time of our reorganization in November 2002 and assuming tax rates equal to the rates that would have been in effect had we been required to report tax expenses in such years. Since the time of our reorganization, pro forma net income reflects our actual net income.

(3)	Pro forma net income per share and pro forma weighted average shares assumes for periods prior to November 2002 that we had reorganized as a corporation since the beginning of the period presented. For the three months ended March 31, 2003, pro forma net income per share and pro forma weighted average shares reflects our actual net income per share and weighted average shares. See “Reorganization.”

(4)	Adjusted to give effect to the increase in stockholders’ equity resulting from the exercise of warrants by certain of the selling stockholders and an offsetting decrease in stockholders’ equity resulting from the tender of shares of common stock by such selling stockholders in order to pay the exercise price for such warrants. The exercise of the warrants will generate a $39.1 million tax deductible expense, generating an approximate $15.2 million cash savings based on our existing tax rate. Accordingly, shareholders’ equity will increase by the amount of the tax benefit less estimated offering expenses of $500,000. Total assets will increase by the $15.2 million tax benefit less $3.0 million of income tax liabilities and estimated offering expenses.

(5)	Includes all collectors and all first-line collection supervisors.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

      The following discussion should be read in conjunction with the consolidated financial statements and accompanying notes, which appear elsewhere in this prospectus. It contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those discussed below and elsewhere in this prospectus, particularly under the heading “Risk Factors.”

Overview

      We are a full-service provider of outsourced receivables management. We purchase, collect and manage portfolios of defaulted consumer receivables. Defaulted consumer receivables are the unpaid obligations of individuals to credit originators, including banks, credit unions, consumer and auto finance companies, retail merchants and other service providers. We believe that the strengths of our business are based on our sophisticated approach to portfolio pricing, our emphasis on collection personnel and procedures, and our relationships with many of the largest consumer lenders in the United States. The defaulted consumer receivables we collect are in substantially all cases either purchased from the credit originator or are collected on behalf of clients on a commission fee basis.

Cash Collections

      A key driver to our performance and one of the primary metrics monitored by management is the collection of cash on our owned portfolios of defaulted consumer receivables. We collect cash daily from among the 358 portfolios we have purchased through March 31, 2003. This measurement and focus on cash is important because it is the collection of cash that drives our business operations. When we analyze a portfolio for purchase, we model cash collections and cash expenses in order to understand our return on the portfolio investment. Likewise, when we analyze an existing portfolio’s investment performance, we compare cash collections to our original cash expectations. Additionally, the level of cash collections is input back into our proprietary models used to help determine pricing in acquiring future portfolios of defaulted consumer receivables. Excluding the impact of proceeds from occasional portfolio sales, we have increased cash collections on our owned portfolios of defaulted consumer receivables every quarter since our formation. In addition, cash collections have exceeded revenue every quarter since our formation. In certain circumstances, it is possible for revenue to exceed cash collections. The specific accounting methodology is described later under the caption “Accounting for Income Recognized on Finance Receivables.”

Sources of Revenue

Income Recognized on Finance Receivables

      Our primary source of revenue is derived from cash collections on our owned defaulted consumer receivables. Because we purchase portfolios of defaulted consumer receivables that have been charged-off by credit originators, we are able to acquire the portfolios at a substantial discount to face value. Through March 31, 2003, we acquired 358 portfolios with a face value of $6.4 billion for $160.4 million, or 2.5% of face value. We have consistently been able to collect 2.5 to 3.0 times the amount paid for a portfolio, as measured over a five-year period. The specific accounting methodology utilized for income recognition is described under the caption “Accounting for Income Recognized on Finance Receivables.”

Commissions

      We receive commission revenue for collections we make on behalf of clients, which may be credit originators or other owners of defaulted consumer receivables. These portfolios are still owned by the clients; however, the collection effort is outsourced to us under a commission fee arrangement based on the amount we collect. Most clients will place receivables with us for a specified time frame, generally four to six months, or as long as nine months or more if there have been previous collection efforts on the receivables. The commission fee varies; however, we typically earn fees of 25% to 50% of collections received, based primarily on the extent of prior collection efforts and age of the defaulted consumer receivables. Revenue is recognized at the time funds are received from clients. A loss reserve or allowance account will be created if there is doubt that fees billed to the client for services rendered will be paid.

Net Gain on Cash Sales of Defaulted Consumer Receivables

      We also from time to time sell previously acquired defaulted consumer receivables to third parties, retaining no claims to any of the subsequent collections. When we sell receivables prior to attempting any collection efforts, we record a gain or loss on sale by comparing the price paid for the receivables to the price received from the purchaser. If we sell certain receivables out of a portfolio that we have attempted to collect upon and have received collections, then we must determine the basis of the sold receivables. This is accomplished by using our statistical models or using the pro rata share of the face amount sold to the current carrying value of the portfolio, whichever is deemed to be more accurate.

Accounting for Income Recognized on Finance Receivables

      Income recognized on finance receivables equals the excess of the cash collected from portfolios over the cash paid for the portfolios over their life span. For example, if a portfolio is projected to have collections over its life span equal to 3.0 times its cost or purchase price, and if the projections prove to be precisely accurate, then over the life span of the portfolio, revenue will be recognized equal to two-thirds of collections. Thus, if collections are $3.0 million and cost is $1.0 million, $2.0 million of revenues will be recognized over the portfolio’s life span. As described below, if collections for a portfolio deviate either below or above the projections, then adjustments to revenue are made to reflect the deviation. These adjustments are made to ensure that revenues accurately reflect ongoing collection results and to ensure that over the life span of a portfolio revenues plus cost or purchase price will be equal to collections.

      We account for our investments in our finance receivables using the interest method under the guidance of AICPA Practice Bulletin 6, “Amortization of Discounts on Certain Acquired Loans.” Static pools of relatively homogenous defaulted consumer receivables are established as portfolios of receivables are acquired. A separate pool is established for each purchased pool of defaulted consumer receivables. Once a static pool is established, the defaulted consumer receivables in the static pool are not changed. Each static pool is initially recorded at cost, and is accounted for as a single unit for the recognition of income, principal payments and impairment. Income on finance receivables is accrued monthly based on each static pool’s effective yield. The yield is estimated based on the timing and the amount of anticipated future cash flows using our proprietary models. Monthly cash flows greater than the monthly interest accrual will reduce the carrying value of the static pool, resulting in cash collections exceeding revenue. Likewise, monthly cash flows that are less than the monthly interest accrual will accrete the carrying balance of the static pool, resulting in revenue exceeding cash collections.

      Each static pool is reviewed on a monthly basis and compared to our proprietary models to ensure complete amortization of the carrying value at the end of each static pool’s life to the extent practicable. This is accomplished by evaluating the future cash flow and effective yield of each static pool. To the extent that cash collections have been lower than expected and or future cash collections are projected to be lower than expected, the effective yield will be prospectively reduced to accommodate the lower expectations and ensure complete amortization of the carrying value. Conversely, if past and or future cash collections exceed expectations, and are both probable and estimable, the effective yield will be prospectively increased. Integral to this process is the measurement of impairment. On a monthly basis, we compare the carrying value of each static pool to its fair value. Fair value is the net present value of expected future cash flows discounted at the current effective yield of the static pool. If the carrying value exceeds the fair value, a valuation allowance would be recognized for the amount of the impairment.

Operating Expenses

Compensation and Employee Services

      Compensation and employee services are our primary expenses and includes costs related to our collection work force, management and administration. Specifically, compensation includes salary expense, wages, incentive compensation and bonuses and any expenditures on employee-related health and retirement programs.

Outside Legal and Other Fees and Services

      In our ordinary course of business we use a significant amount of outside professional services primarily related to our collection efforts. For accounts that we seek to collect by initiating legal action, we use independent law firms to pursue our legal rights to attempt repayment. Legal fees primarily include contingent legal fees paid to independent attorneys and legal collections costs. While some portion of legal collection costs may be collected from consumers by initiating legal action, we have chosen to expense all costs associated with legal collections and only will recognize these future cash receipts when they are actually collected. Other fees include contingent agency expenses, credit bureau expenses and any external account scoring or analysis. In addition, we incur accounting related expenses related primarily to our annual audits.

Communications

      Communications expense primarily includes telephone-related costs and postage expense. We operate three call centers that use sophisticated telephone equipment and advanced predictive dialing technology. We make a substantial number of calls on a monthly basis, primarily long-distance, to perform our collection efforts. We averaged more than two million calls per month during the first quarter of 2003. Additionally, all three sites are interconnected with high speed data lines. As such, we incur significant telephone related expenses each month. We also attempt to reach consumers through several mailings, for which we incur postage and supplies expenses. We outsource the vast majority of our mailing activities and accordingly incur costs for that service.

Rent and Occupancy

      Rent and occupancy expenses primarily include rent, utilities and property taxes. We own our Hutchinson, Kansas facility and incur expenses related to utilities, property taxes and maintenance. We lease our headquarters in Norfolk, Virginia and own an adjacent parking lot and pay rent, utilities, property taxes and other miscellaneous expenses. We also lease space in two additional facilities for storage and office space in Virginia Beach, Virginia and additional office space in Hampton, Virginia.

Other Operating Expenses

      Other operating expenses include costs such as travel and entertainment, advertising and marketing, dues and subscriptions, insurance, various taxes and licenses, general insurance, education and training and hiring expenses.

Depreciation

      We incur depreciation expenses for costs related to our owned properties in Kansas and Virginia, our computers and information systems and our software.

Reorganization

      At the time of our initial public offering, we changed our parent company legal structure from a limited liability company to a corporation. As a limited liability company, we were not subject to Federal or state corporate income taxes and as such did not incur any taxes prior to our reorganization in November 2002. For comparison purposes, we have presented pro forma net income, which reflects income taxes assuming we have been a corporation since the time of our formation until the time of our reorganization in November 2002 and assuming tax rates equal to the rates that would have been in effect had we been required to report tax expenses in such years. Since the time of our reorganization, pro forma net income reflects our actual net income. See “Reorganization.”

Results of Operations

      The following table sets forth certain operating data as a percentage of total revenue for the periods indicated:

				Three Months
	Year Ended			Ended
	December 31,			March 31,

	2000	2001	2002	2002	2003

Revenue:
Income recognized on finance receivables	98.2%	96.6%	96.3%	96.7%	96.2%
Commissions	0.0	0.7	3.5	3.3	3.8
Net gain on cash sales of defaulted consumer receivables	1.8	2.7	0.2	0.0	0.0

Total revenue	100.0	100.0	100.0	100.0	100.0
Operating Expenses:
Compensation and employee services	51.1	48.4	38.9	43.8	34.9
Outside legal and other fees and services	13.4	11.2	14.5	11.2	15.4
Communications	4.5	5.1	3.4	3.9	3.5
Rent and occupancy	3.1	2.2	1.4	1.5	1.3
Other operating expenses	3.4	3.9	2.6	2.7	2.6
Depreciation	2.3	2.1	1.7	1.8	1.6

Total operating expenses	77.7	72.9	62.5	64.9	59.3

Income from operations	22.3	27.1	37.5	35.1	40.7
Interest income	0.5	0.2	0.0	0.0	0.1
Loss on extinguishment of debt	0.0	(1.3)	0.0	0.0	0.0
Interest expense	(9.6)	(8.6)	(4.4)	(4.6)	(0.4)

Income before income taxes	13.1	17.4	33.2	30.6	40.4
Provision for income taxes	0.0	0.0	2.6	0.0	15.8

Net income	13.1%	17.4%	30.6%	30.6%	24.6%

Pro forma income taxes	4.7	6.5	10.2	11.8

Pro forma net income(1)	8.5%	10.9%	20.4%	18.7%

(1)	During fiscal years 2000 and 2001 and until November 8, 2002 our legal structure was a limited liability company. See “Reorganization.” As a limited liability company we were not subject to Federal or state corporate income taxes. For comparison purposes, pro forma net income is presented, which reflects income taxes assuming we have been a corporation since the time of our formation until the time of our reorganization in November 2002 and assuming tax rates equal to the rates that would have been in effect had we been required to report tax expenses in such years. Since the time of our reorganization, pro forma net income reflects our actual net income.

Three Months Ended March 31, 2003 Compared To Three Months Ended March 31, 2002

Revenue

      Total revenue was $18.3 million for the three months ended March 31, 2003, an increase of $6.7 million or 57.8% compared to total revenue of $11.6 million for the three months ended March 31, 2002.

Income Recognized on Finance Receivables

      Income recognized on finance receivables was $17.6 million for the three months ended March 31, 2003, an increase of $6.4 million or 57.1% compared to income recognized on finance receivables of $11.2 million for the three months ended March 31, 2002. The majority of the increase was due to an increase in the cash collections on our owned defaulted consumer receivables to $26.4 million from $18.0 million, an increase of 46.7%. Over the previous 21 months, we have experienced an acceleration of the increase in our collector productivity resulting in an acceleration of its performance in cash collections compared to projections. This performance has led to lower amortization rates as our projected multiple of cash collections to purchase price has increased. Our amortization rate on owned portfolios for the three months ended March 31, 2003 was 33.2% while for the three months ended March 31, 2002 it was 37.7%. During the three months ended March 31, 2003, we acquired defaulted consumer receivables portfolios with an aggregate face value amount of $831.4 million at a cost of $17.7 million. During the three months ended March 31, 2002, we acquired defaulted consumer receivable portfolios with an aggregate face value of $203.6 million at a cost of $5.5 million. Our relative cost of acquiring defaulted consumer receivable portfolios decreased from 2.70% of face value for the three months ended March 31, 2002 to 2.13% of face value for the three months ended March 31, 2003.

Commissions

      Commissions were $698,000 for the three months ended March 31, 2003, an increase of $322,000 or 85.6% compared to commissions of $376,000 for the three months ended March 31, 2002. Commissions increased as business volume increased substantially in our contingent fee collection business.

Operating Expenses

      Total operating expenses were $10.9 million for the three months ended March 31, 2003, an increase of $3.4 million or 45.3% compared to total operating expenses of $7.5 million for the three months ended March 31, 2002. Total operating expenses, including compensation and employee services expenses, were 40.1% of cash receipts excluding sales for the three months ended March 31, 2003 compared with 40.9% for the same period in 2002.

Compensation and Employee Services

      Compensation and employee services expenses were $6.4 million for the three months ended March 31, 2003, an increase of $1.3 million or 25.5% compared to compensation and employee services expenses of $5.1 million for the three months ended March 31, 2002. Compensation and employee services expenses increased as total employees grew to 688 at March 31, 2003 from 509 at March 31, 2002. Compensation and employee services expenses as a percentage of cash receipts excluding sales decreased to 23.6% for the three months ended March 31, 2003 from 27.6% of cash receipts excluding sales for the same period in 2002.

Outside Legal and Other Fees and Services

      Outside legal and other fees and services expenses were $2.8 million for the three months ended March 31, 2003, an increase of $1.5 million or 115.4% compared to outside legal and other fees and services expenses of $1.3 million for the three months ended March 31, 2002. The increase was attributable to the increased cash collections resulting from the increased number of accounts referred to independent contingent fee attorneys. This increase is consistent with the growth we experienced in our portfolios of defaulted consumer receivables, and a portfolio management strategy shift implemented in mid-2002. This strategy resulted in our referring to the legal suit process previously unsuccessfully liquidated accounts that have an identified means of repayment but that are nearing their legal statute of limitations.

Communications

      Communications expenses were $634,000 for the three months ended March 31, 2003, an increase of $184,000 or 40.9% compared to communications expenses of $450,000 for the three months ended March 31, 2002. The increase was attributable to growth in mailings and higher telephone expenses incurred to collect on a greater number of defaulted consumer receivables owned and serviced. Mailings were responsible for 47.6% of this increase, while the remaining 52.4% is attributable to higher telephone expenses.

Rent and Occupancy

      Rent and occupancy expenses were $245,000 for the three months ended March 31, 2003, an increase of $72,000 or 41.6% compared to rent and occupancy expenses of $173,000 for the three months ended March 31, 2002. The increase was attributable to increased leased space due to the opening of the Hampton call center, a storage facility, an off-site administrative and mail handling site and contractual increases in annual rental rates. The Hampton call center accounted for $30,000 of the increase, the new storage facility accounted for $6,000 of the increase and the administrative/mail site accounted for $8,000 of the increase. The remaining increase was attributable to contractual increases in annual rental rates.

Other Operating Expenses

      Other operating expenses were $473,000 for the three months ended March 31, 2003, an increase of $167,000 or 54.6% compared to other operating expenses of $306,000 for the three months ended March 31, 2002. The increase was due to changes in taxes, fees and licenses, travel and meals and miscellaneous expenses. Taxes, fees and licenses were increased by $42,000, travel and meals increased by $58,000 and miscellaneous expenses increased by $67,000.

Depreciation

      Depreciation expenses were $300,000 for the three months ended March 31, 2003, an increase of $89,000 or 42.2% compared to depreciation expenses of $211,000 for the three months ended March 31, 2002. The increase was attributable to continued capital expenditures on equipment, software and computers related to our continued growth, especially with the March 2003 opening of our new Hampton office and the associated $1.2 million in equipment purchases.

Interest Income

      Interest income was $20,000 for the three months ended March 31, 2003, an increase of $18,000 compared to interest income of $2,000 for the three months ended March 31, 2002. This increase is the result of investing in short term federally tax-exempt Auction Rate Certificates in late 2002 and into 2003, as compared to keeping cash in our depository bank and earning fee credit offsets in 2002.

Interest Expense

      Interest expense was $76,000 for the three months ended March 31, 2003, a decrease of $452,000 or 85.6% compared to interest expense of $528,000 for the three months ended March 31, 2002. This decrease is primarily the result of having no outstanding debt on the revolving line of credit at March 31, 2003 versus $25 million outstanding during the three months ended March 31, 2002.

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

Revenue

      Total revenue was $55.8 million for the year ended December 31, 2002, an increase of $23.5 million or 72.8% compared to total revenue of $32.3 million for the year ended December 31, 2001.

Income Recognized on Finance Receivables

      Income recognized on finance receivables was $53.8 million for the year ended December 31, 2002, an increase of $22.6 million or 72.4% compared to income recognized on finance receivables of $31.2 million for the year ended December 31, 2002. The majority of the increase was due to an increase in our cash collections on our owned defaulted consumer receivables to $79.3 million from $53.1 million, an increase of 49.3%. In the second half of 2001 and continuing throughout 2002, we have experienced an acceleration of the increase in our collector productivity resulting in an acceleration of our performance in cash collections compared to projections. This performance has led to lower amortization rates as our projected multiple of cash collections to purchase price has increased. Our amortization rate on owned portfolios for the year ended December 31, 2001 was 41.2% while for the year ended December 31, 2002 it was 32.1%. During the year ended December 31, 2002, we acquired defaulted consumer receivables portfolios with an aggregate face value amount of $2.0 billion at a cost of $42.4 million. During the year ended December 31, 2001, we acquired defaulted consumer receivable portfolios with an aggregate face value of $1.6 billion at a cost of $33 million (inclusive of purchases subsequently sold). Our relative cost of acquiring defaulted consumer receivable portfolios increased from 2.1% of face value for the year ended December 31, 2001 to 2.2% of face value for the year ended December 31, 2002.

Commissions

      Commissions were $1.9 million for the year ended December 31, 2002, an increase of $1.7 million or 790.7% compared to commissions of $215,000 for the year ended December 31, 2001. Commissions increased as business volume increased substantially in our contingent fee collection business as a result of increased account placements.

Net Gain on Cash Sales of Defaulted Consumer Receivables

      Net gain on cash sales of defaulted consumer receivables were $100,000 for the year ended December 31, 2002, a decrease of $801,000 or 88.9% compared to net gain on cash sales of defaulted consumer receivables of $901,000 for the year ended December 31, 2001. During September 2001, we purchased $4.4 million of defaulted consumer receivables that were immediately sold to a buying entity. A net gain of $369,000 was recognized on this back to back purchase-sale transaction. The remaining change is the result of twelve small sales in 2001 versus one sale in 2002.

Operating Expenses

      Total operating expenses were $34.9 million for the year ended December 31, 2002, an increase of $11.3 million or 47.9% compared to total operating expenses of $23.6 million for the year ended December 31, 2001. Total operating expenses, including compensation and employee services expenses, were 44.0% of cash collections for the year ended December 31, 2002 compared with 44.4% for the same period in 2001.

Compensation and Employee Services

      Compensation and employee services expenses were $21.7 million for the year ended December 31, 2002, an increase of $6.1 million or 39.1% compared to compensation and employee services expenses of $15.6 million for the year ended December 31, 2001. Compensation and employee services expenses increased as total employees grew from 501 at December 31, 2001 to 581 at December 31, 2002. Additionally, existing employees received normal salary increases and increased bonuses. Compensation and employee services expenses as a percentage of cash collections decreased to 27.4% for the year ended December 31, 2002 from 29.3% of cash collections for the same period in 2001, as a result of increasing employee productivity.

Outside Legal and Other Fees and Services

      Outside legal and other fees and services expenses were $8.1 million for the year ended December 31, 2002, an increase of $4.5 million or 125.0% compared to outside legal and other fees and services expenses of $3.6 million for the year ended December 31, 2001. The increase was attributable to the increased cash collections resulting from the increased number of accounts referred to independent contingent fee attorneys. This increase is consistent with the growth we experienced in our portfolio of defaulted consumer receivables, and a portfolio management strategy shift implemented in mid 2002. This strategy resulted in us referring to the legal suit process previously unsuccessfully liquidated accounts that have an identified means of repayment but that are nearing their legal statute of limitations.

Communications

      Communications expenses were $1.9 million for the year ended December 31, 2002, an increase of $270,000 or 18.8% compared to communications expenses of $1.6 million for the year ended December 31, 2001. The increase was attributable to growth in mailings and higher telephone expenses incurred to collect on a greater number of defaulted consumer receivables owned and serviced. Mailings were responsible for 69.4% of this increase, while the remaining 30.6% was attributable to a higher number of phone calls.

Rent and Occupancy

      Rent and occupancy expenses were $799,000 for the year ended December 31, 2002, an increase of $87,000 or 12.2% compared to rent and occupancy expenses of $712,000 for the year ended December 31, 2001. The increase was attributable to increased leased space related to a storage facility, an off-site administrative and mail handling site and contractual increases in annual rental rates. The new storage facility accounted for $7,300 of the increase and the administrative/mail site accounted for $19,000 of the increase. The remaining increase was attributable to contractual increases in annual rental rates.

Other Operating Expenses

      Other operating expenses were $1.4 million for the year ended December 31, 2002, an increase of $171,000 or 13.2% compared to other operating expenses of $1.3 million for the year ended December 31, 2001. The increase was due to increases in taxes, fees and licenses, travel and meals and miscellaneous expenses. Taxes, fees and licenses increased by $81,000, travel and meals increased $94,000 and miscellaneous expenses decreased by $4,000.

Depreciation

      Depreciation expenses were $940,000 for the year ended December 31, 2002, an increase of $263,000 or 38.8% compared to depreciation expenses of $677,000 for the year ended December 31, 2001. The increase was attributable to continued capital expenditures on equipment, software, and computers related to our continued growth.

Interest Income

      Interest income was $22,000 for the year ended December 31, 2002, a decrease of $42,000 or 65.6% compared to interest income of $64,000 for the year ended December 31, 2001. This decrease occurred due to a drop in our yields during the fourth quarter of 2001. As a result of the yield decrease, we terminated the treasury repurchase agreement in favor of earning fee offset credit with our bank.

Interest Expense

      Interest expense was $2.4 million for the year ended December 31, 2002, a decrease of $335,000 or 12.0% compared to interest expense of $2.8 million for the year ended December 31, 2001. This decrease was primarily a result of the payoff of all outstanding revolving debt with the proceeds from our initial public offering.

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

Revenue

      Total revenue was $32.3 million for the year ended December 31, 2001, an increase of $13.0 million or 67.4% compared to total revenue of $19.3 million for the year ended December 31, 2000.

Income Recognized on Finance Receivables

      Income recognized on finance receivables was $31.2 million for the year ended December 31, 2001, an increase of $12.2 million or 64.2% compared to income recognized on finance receivables of $19.0 million for the year ended December 31, 2000. The increase was due to an increase in our cash collections on our owned defaulted consumer receivables portfolios to $53.4 million from $30.7 million, an increase of 74.0%. During the year ended December 31, 2001, we acquired defaulted consumer receivables portfolios with an aggregate face value amount of $1.6 billion at a cost of $33 million. During the year ended December 31, 2000, we acquired defaulted consumer receivable portfolios with an aggregate face value of $1.0 billion at a cost of $24.7 million.

Commissions

      Commissions were $214,000 for the year ended December 31, 2001, an increase of $214,000 compared to zero for the year ended December 31, 2000. The increase is a result of the commencement of our contingent fee collections operations in March 2001.

Net Gain on Cash Sales of Defaulted Consumer Receivables

      Net gain on cash sales of defaulted consumer receivables was $901,000 for the year ended December 31, 2001, an increase of $558,000 or 162.7% compared to net gain on cash sales of defaulted consumer receivables of $343,000 for the year ended December 31, 2000. This increase is the result of increased sale activity. In 2000 we sold $13.6 million in face value at an average price of 4.3% whereas in 2001 we sold $151.5 million in face value at an average price of 3.8%. The percentage increase in face value sold from 2000 to 2001 was significantly more than the percentage increase in recognized net gain on cash sales of defaulted consumer receivables. This is simply because we had a much higher basis in the receivables sold in 2001 compared with those sold in 2000.

Operating Expenses

      Total operating expenses were $23.6 million for the year ended December 31, 2001, an increase of $8.6 million or 57.3% compared to total operating expenses of $15.0 million for the year ended December 31, 2000. Total operating expenses, including compensation and employee services expenses, were 44.2% of cash collections in 2001 compared to 48.9% in 2000.

Compensation and Employee Services

      Compensation and employee services expenses were $15.6 million for the year ended December 31, 2001, an increase of $5.7 million or 57.6% compared to compensation and employee services expenses of $9.9 million for the year ended December 31, 2000. Compensation and employee services expenses increased as total employees grew from 370 at December 31, 2000 to 501 at December 31, 2001. This increase reflects the continued staffing of both our Virginia and Kansas facilities and the commencement of our contingent fee collections operations in March 2001. The additional employees were required to collect on our growing portfolio of acquired pools of defaulted consumer receivables. Compensation and employee services expenses decreased to 29.3% of cash collections in 2001 from 32.2% of cash collections in 2000. Staffing at our Virginia facility was responsible for 51.2% of this increase, staffing at our Kansas facility was responsible for 19.8% of this increase and staffing for our contingent collections operations was responsible for the remaining 29% of this increase.

Outside Legal and Other Fees and Services

      Outside legal and other fees and services expenses were $3.6 million for the year ended December 31, 2001, an increase of $1.0 million or 38.5% compared to outside legal and other fees and services expenses of $2.6 million for the year ended December 31, 2000. The increase was primarily attributable to the increased number of accounts referred to independent attorneys for collection.

Communications

      Communications expenses were $1.6 million for the year ended December 31, 2001, an increase of $774,000 or 88.9% compared to communications expenses of $871,000 for the year ended December 31, 2000. The increase was primarily a result of higher postage due to mailings required under the Gramm-Leach-Bliley Act, and a higher number of phone calls made to collect on a greater number of receivables owned and serviced. Mailings were responsible for 62.9% of this increase while the remaining 37.1% is attributable to a higher number of phone calls.

Rent and Occupancy

      Rent and occupancy expenses were $712,000 for the year ended December 31, 2001, an increase of $109,000 or 18.1% compared to rent and occupancy expenses of $603,000 for the year ended December 31, 2000. The increase was primarily a result of the first full year of occupancy of our Kansas facility, which opened in July 2000.

Other Operating Expenses

      Other operating expenses were $1.3 million for the year ended December 31, 2001, an increase of $613,000 or 94.0% compared to other operating expenses of $652,000 for the year ended December 31, 2000. Significant components of the other operating expenses include taxes, fees and licenses, hiring expenses, travel and meals and miscellaneous expenses, all of which are related to our contingent fee collections operations and the continued expansion of our workforce throughout 2001. Taxes, fees and licenses were responsible for 26.9% of this increase, travel and meals were responsible for 16.9% of this increase, hiring expenses were responsible for 19.6% of this increase and miscellaneous expenses were responsible for the remaining 36.6% of this increase.

Depreciation

      Depreciation expenses were $677,000 for the year ended December 31, 2001, an increase of $240,000 or 54.9% compared to depreciation expenses of $437,000 for the year ended December 31, 2000. The increase was attributable to increased capital expenditures during late 2000 and 2001, especially in connection with the acquisition of technology for our contingent fee collection operations.

Interest Income

      Interest income was $65,000 for the year ended December 31, 2001, a decrease of $29,000 or 30.9% compared to interest income of $94,000 for the year ended December 31, 2000. This decrease occurred due to the significant drop in our yields during the fourth quarter of 2001. Our average cash balance changed from $2.7 million in 2000 to $4.3 million in 2001.

Interest Expense

      Interest expense was $2.8 million for the year ended December 31, 2001, an increase of $922,000 or 49.6% compared to interest expense of $1.9 million for the year ended December 31, 2000. This increase was a result of increased borrowings to finance the growth in acquisitions of defaulted consumer receivable portfolios during 2001. During 2001, we made additional investments in defaulted consumer receivable portfolios of $33.4 million. To finance these acquisitions of defaulted consumer receivable portfolios, our borrowings increased during 2001. We had average monthly borrowings of $25.6 million during 2001, compared to average monthly borrowings of $15.5 million during 2000.

Loss on Extinguishment of Debt

      Loss on extinguishment of debt was $424,000 for the year ended December 31, 2001, an increase of $424,000 compared to none for the year ended December 31, 2000. The increase was due to the early extinguishment of debt under two of our previous line of credit agreements in 2001, for which we expensed $232,000 of remaining unamortized debt acquisition costs and $192,000 for the extinguishment of a contingent interest provision.

Unaudited Quarterly Results

      The following table presents certain unaudited quarterly consolidated statements of operations data for the nine-quarter period ended March 31, 2003. The information has been derived from our unaudited consolidated financial statements. Our unaudited consolidated financial statements have been prepared on substantially the same basis as the audited consolidated financial statements contained in this prospectus and include all adjustments, consisting only of normal recurring adjustments, which we consider to be necessary to present fairly this information when read in conjunction with the consolidated financial statements and notes appearing elsewhere within this prospectus. The results of operations for any quarter are not necessarily indicative of the results to be expected for any future period.

	Quarter Ended

	Mar. 31,	June 30,	Sept. 30,	Dec. 31,	Mar. 31,	June 30,	Sept. 30,	Dec. 31,	Mar. 31,
	2001	2001	2001	2001	2002	2002	2002	2002	2003

(Amounts in thousands, except per share data)
Revenue:
Income recognized on finance receivables	$6,723	$7,685	$7,739	$9,074	$11,181	$12,837	$14,704	$15,081	$17,618
Commissions	—	—	55	159	376	440	521	607	698
Net gain on cash sales of defaulted consumer receivables	137	159	459	146	—	100	—	—	—

Total revenue	6,860	7,844	8,253	9,379	11,557	13,377	15,225	15,688	18,316

Operating Expenses:
Compensation and employee services	3,287	3,425	4,108	4,824	5,068	5,144	5,508	5,981	6,393
Outside legal and other fees and services	746	815	940	1,126	1,290	1,951	2,197	2,655	2,818
Communications	314	352	486	493	451	479	540	445	634
Rent and occupancy	157	157	191	207	173	189	209	228	245
Other operating expenses	241	274	332	418	306	370	324	436	473
Depreciation	142	168	175	192	211	223	242	264	300

Total operating expenses	4,887	5,191	6,232	7,260	7,499	8,356	9,020	10,009	10,863

Income from operations	1,973	2,653	2,021	2,119	4,058	5,021	6,205	5,679	7,453
Loss on extinguishment of debt	—	—	232	192	—	—	—	—	—
Net interest expenses	689	721	664	642	526	589	1,066	244	56

Income before income taxes	1,284	1,932	1,125	1,285	3,532	4,432	5,139	5,435	7,397
Provisions for income taxes	—	—	—	—	—	—	—	1,473	2,899

Net income	$1,284	$1,932	$1,125	$1,285	$3,532	$4,432	$5,139	$3,962	$4,498

Pro forma income taxes(1)	479	721	420	480	1,365	1,714	1,986	2,101

Pro forma net income(2)	$805	$1,211	$705	$805	$2,167	$2,718	$3,153	$3,334

Pro forma net income per share(3)
Basic	$0.08	$0.12	$0.07	$0.08	$0.22	$0.27	$0.32	$0.28	$0.33
Diluted	$0.07	$0.11	$0.06	$0.07	$0.19	$0.24	$0.27	$0.24	$0.29
Pro forma weighted average shares(3)
Basic	10,000	10,000	10,000	10,000	10,000	10,000	10,000	12,063	13,545
Diluted	11,388	11,473	11,485	11,485	11,485	11,487	11,496	13,796	15,591

(1)	At the time of our initial public offering we changed our parent company legal structure from a limited liability company to a corporation. See “Reorganization.” As a limited liability company we were not subject to Federal or state corporate income taxes. Therefore net income does not give effect to taxes

(2)	For comparison purposes, pro forma net income is presented, which reflects income taxes assuming we have been a corporation since the time of our formation until the time of our reorganization in November 2002 and assuming tax rates equal to the rates that would have been in effect had we been required to report tax expenses in such years. Since the time of our reorganization, pro forma net income reflects our actual net income.

(3)	Pro forma net income per share and pro forma weighted average shares assume we had reorganized as a corporation since the beginning of the period presented.

Supplemental Performance Data

Owned Portfolio Performance:

      The following table shows our portfolio buying activity by year, setting forth, among other things, the purchase price, actual cash collections and estimated remaining cash collections as of March 31, 2003:

($ in thousands)

		Actual Cash	Estimated	Total	Total Estimated
	Purchase	Collections, Including	Remaining	Estimated	Collections to
Purchase Period	Price(1)	Cash Sales	Collections(2)	Collections(3)	Purchase Price(4)

1996	$3,080	$8,663	$427	$9,090	295%
1997	7,685	20,126	1,335	21,461	279%
1998	11,122	27,248	3,069	30,317	273%
1999	18,910	42,622	11,091	53,713	284%
2000	25,055	50,918	25,277	76,195	304%
2001	33,531	54,669	52,886	107,555	321%
2002	42,812	25,094	99,609	124,703	291%
2003	17,794	1,190	43,863	45,053	253%

(1)	Purchase price refers to the cash paid to a seller to acquire defaulted consumer receivables, plus certain capitalized expenses, less the purchase price refunded by a seller due to the return of non-compliant accounts (also defined as buybacks).

(2)	Estimated remaining collections refers to the sum of all future projected cash collections on our owned portfolios. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Accounting for Income Recognized on Finance Receivables.”

(3)	Total estimated collections refer to the actual cash collections, including cash sales, plus estimated remaining collections.

(4)	Total estimated collections to purchase price refers to the total remaining collections divided by the purchase price.

      When we acquire a portfolio of defaulted accounts, we generally do so with a forecast of future total estimated collections to purchase price paid of no more than 2.4 to 2.6 times. Only after the portfolio has established probable and estimable performance in excess of that projection will estimated remaining collections be increased. If actual cash collections are less than the original forecast, we move aggressively to lower estimated remaining collections to appropriate levels. We utilize a long-term approach to collecting our owned pools of receivables. This approach has historically caused us to realize significant cash collections and revenues from purchased pools of finance receivables years after they are originally acquired. As a result, we have in the past been able to reduce our level of current period acquisitions without a corresponding negative current period impact on cash collections and revenue.

      The following table, which excludes any proceeds from cash sales of finance receivables, demonstrates our experience of realizing significant multi-year cash collection streams on our owned pools as of March 31, 2003.

Cash Collections By Year, By Year of Purchase

($ in thousands)

Purchase Cash Collection Period
Period	1996	1997	1998	1999	2000	2001	2002	2003	Total

1996	$548	$2,484	$1,890	$1,347	$1,025	$730	$496	$81	$8,602
1997	—	2,507	5,215	4,069	3,347	2,630	1,829	340	19,937
1998	—	—	3,776	6,807	6,398	5,152	3,948	822	26,903
1999	—	—	—	5,139	13,069	12,090	9,598	2,035	41,931
2000	—	—	—	—	6,894	19,498	19,478	4,587	50,457
2001	—	—	—	—	—	13,047	28,833	7,300	49,181
2002	—	—	—	—	—	—	15,072	10,021	25,094
2003	—	—	—	—	—	—	—	1,190	1,190

Total	$548	$4,991	$10,881	$17,362	$30,733	$53,148	$79,254	$26,375	$223,294

      When we acquire a new pool of finance receivables, a 60 to 72 month projection of cash collections is created. The following chart shows our historical cash collections (including cash sales of finance receivables) in relation to the aggregate of the total estimated collection projections made at the time of each respective pool purchase.

Actual Cash Collections and Cash Sales vs. Original Projections

($ in millions)

Seasonality

      Our business depends on the ability to collect on our owned and serviced defaulted consumer receivables. Collections tend to be higher in the first and second quarters of the year, due to consumers’ receipt of tax refunds and other factors. Conversely, collections tend to be lower in the third and fourth quarters of the year, due to consumers’ spending in connection with summer and holiday vacations. Due to our historical quarterly increases in cash collections, our growth has masked the impact of this seasonality.

Liquidity and Capital Resources

      Cash collections have substantially exceeded revenue in each quarter since our formation. The following chart illustrates the consistent excess of our cash collections on our owned portfolios over the income recognized on finance receivables on a quarterly basis.

Cash Collections(1) vs. Income Recognized on Finance Receivables

(1)	Includes cash collections on finance receivables only. Excludes commission fees and cash proceeds from sales of defaulted consumer receivables.

      The following table shows the changes in finance receivables, including the amounts paid to acquire new portfolios.

						Three Months Ended
	Year Ended December 31,					March 31,

	1998	1999	2000	2001	2002	2002	2003

Balance at beginning of period	$8,392,389	$15,471,538	$28,139,051	$41,124,377	$47,986,744	$47,986,744	$65,526,235
Acquisitions of finance receivables, net of buybacks (1)	11,145,275	18,853,787	25,035,237	33,491,211	42,990,924	5,611,065	17,649,590
Cash collections applied to principal of finance receivables(2)	(4,066,126)	(5,616,241)	(11,741,998)	(21,926,815)	(25,450,833)	(6,773,226)	(8,757,604)
Cost of finance receivables sold net of allowance for returns	—	(570,033)	(307,913)	(4,702,029)	(600)	—	—

Balance at end of period	$15,471,538	$28,139,051	$41,124,377	$47,986,744	$65,526,235	$46,824,583	$74,418,221

(1)	Agreements to purchase receivables typically include general representations and warranties from the sellers covering the account holders’ death or bankruptcy and accounts settled or disputed prior to sale. The seller can replace or repurchase these accounts. We refer to repurchased accounts as buybacks.

(2)	Cash collections applied to principal on finance receivables consists of cash collections less income recognized on finance receivables.

      Historically, our primary sources of cash have been cash flows from operations, bank borrowings, and equity offerings. Cash has been used for acquisitions of finance receivables, repayments of bank borrowings, purchases of property and equipment, and working capital to support our growth.

      We believe that funds generated from operations, together with existing cash and available borrowings under our credit agreement will be sufficient to finance our current operations, planned capital expenditure requirements, and internal growth at least through the next twelve months. However, we could require additional debt or equity financing if we were to make any other significant acquisitions requiring cash during that period.

      Cash generated from operations is dependent upon our ability to collect on our defaulted consumer debt. Many factors, including the economy and our ability to hire and retain qualified collectors and managers, are essential to our ability to generate cash flows. Fluctuations in these factors that cause a negative impact on our business could have a material impact on our expected future cash flows.

      Our operating activities provided cash of $3.1 million, $6.5 million, $21.8 million and $4.3 million for the years ended December 31, 2000, 2001 and 2002 and the three months ended March 31, 2003, respectively. In each of these periods, cash from operations was generated primarily from net income earned through cash collections, commissions received and gains on cash sales of defaulted consumer receivables for the period which increased from $2.5 million in 2000 to $5.6 million in 2001 and to $17.1 million in 2002 and from $3.3 million for the three months ended March 31, 2002 to $4.5 million for the three months ended March 31, 2003.

      Our investing activities used cash of $13.2 million, $7.2 million, $18.8 million and $10.2 million for the years ended December 31, 2000, 2001 and 2002 and the three months ended March 31, 2003, respectively. Cash used in investing activities is primarily driven by acquisitions of defaulted consumer receivables, net of cash collections applied to principal on finance receivables.

      Our financing activities provided cash of $12.4 million, $2.3 million, $10.1 million and zero for the years ended December 31, 2000, 2001 and 2002 and the three months ended March 31, 2003, respectively. A principal source of cash from financing activities has historically been proceeds from lines of credit, which totaled $25.6 million, $28.6 million, $4.0 million, and zero for the years ended December 31, 2000, 2001 and 2002 and the three months ended March 31, 2003, respectively. In 2002, our principal source of financing was $40.4 million in proceeds received from our initial public offering. Proceeds from lines of credit and the initial public offering were partially offset in each of the periods by repayments of our lines of credit, which totaled $13.5 million, $25.7 million, and $29.0 million for the years ended December 31, 2000, 2001 and 2002, respectively. During the third quarter of 2002, we used $5.5 million as a distribution of capital.

      Cash paid for interest expenses was $1.8 million, $2.8 million, $2.7 million, and $74,000 for the years ended December 31, 2000, 2001 and 2002 and the three months ended March 31, 2003, respectively. The majority of interest expenses was paid for lines of credit used to finance acquisitions of defaulted consumer receivables portfolios.

      PRA III, LLC, our wholly owned subsidiary, maintains a $25.0 million revolving line of credit with Westside Funding Corporation (“Westside”) pursuant to an agreement entered into on September 18, 2001 and amended on December 18, 2002. We, as well as Portfolio Recovery Associates, L. L. C., PRA Receivables Management LLC (d/b/a Anchor Receivables Management), and PRA Holding, LLC (both of which are wholly-owned subsidiaries of ours) are guarantors to this agreement. The credit facility bears interest at a spread over LIBOR and extends through September 15, 2005. The agreement provides for:

•	restrictions on monthly borrowings in excess of $4 million per month and quarterly borrowings in excess of $10 million;

•	a maximum leverage ratio, defined as total liabilities less subordinated debt divided by tangible net worth plus subordinated debt, of not greater than 4.0 to 1.0 and net income per year of at least $0.01, calculated on a consolidated basis;

•	a restriction on distributions in excess of 75% of our net income for any year;

•	compliance with certain special purpose vehicle and corporate separateness covenants; and

•	restrictions on change of control.

      This facility had no amounts outstanding at March 31, 2003.

      In addition, PRA Funding, LLC, our wholly owned subsidiary, maintains a $2.5 million revolving line of credit, pursuant to an agreement entered into with RBC Centura Bank on June 30, 2002. The credit facility bears interest at a spread over LIBOR and extends through July 2003. The agreement provides:

•	that we maintain a current ratio of 1.6 to 1.0 (the current ratio being defined to include finance receivables as a current asset and to include the credit facility with Westside as a current liability);

•	that we maintain a debt to tangible net worth ratio of not more than 1.5 to 1.0;

•	for a minimum balance sheet cash position at month end of $2 million; and

•	a restriction on distributions by us to 75% of net income.

      This facility had no amounts outstanding at March 31, 2003.

      As of December 31, 2002 there are three additional loans outstanding. On July 20, 2000, PRA Holding I, LLC, our wholly owned subsidiary, entered into a credit facility with Bank of America, N.A., for a $550,000 loan, for the purpose of purchasing a building and land in Hutchinson, Kansas. The loan bears interest at a variable rate based on LIBOR and consists of monthly principal payments for 60 months and a final installment of unpaid principal and accrued interest payable on July 21, 2005. On February 9, 2001, we entered into a commercial loan agreement with Bank of America, N.A. in the amount of $107,000 in order to purchase a generator for our Norfolk, Virginia location. This loan bears interest at a fixed rate of 7.9% and matures on February 1, 2006. On February 20, 2002, PRA Holding I, LLC entered into an additional arrangement with Bank of America, N.A. for a $500,000 commercial loan in order to finance the purchase and construction of a parking lot at our Norfolk, Virginia location. This loan bears interest at a fixed rate of 6.47% and matures on September 1, 2007. As of March 31, 2003, the total outstanding balance of these loans was $925,000.

      The exercise of the warrants by certain selling stockholders in connection with this offering will provide us with a tax benefit. The exercise of the warrants will generate ordinary taxable income for these selling stockholders thereby generating a corresponding tax deductible expense for us of approximately $39.1 million (generating an approximate $15.2 million cash savings based on our existing tax rate). This deduction will be used to offset future taxable income as it is earned.

Quantitative and Qualitative Disclosure About Market Risk

      Our exposure to market risk relates to interest rate risk with our variable rate credit line. We terminated our only derivative financial instrument to manage or reduce market risk in September 2002. As of March 31, 2003, we had no variable rate debt outstanding on our revolving credit line. We had variable rate debt outstanding on our long-term debt collateralized by the Kansas real estate. A 10% change in future interest rates on the variable rate credit line would not lead to a material decrease in future earnings assuming all other factors remained constant.

Critical Accounting Policy

      We utilize the interest method to determine income recognized on finance receivables. Under this method, each static pool of receivables we acquire is statistically modeled to determine its projected cash flows. A yield is then established which, when applied to the outstanding balance of the receivables, results in the recognition of income at a constant yield relative to the remaining balance in the pool. Each pool is analyzed monthly to assess the actual performance compared to that expected by the model. If differences are noted, the yield is adjusted prospectively to reflect the revised estimate of cash flows.

Recent Accounting Pronouncements

      In May 2002, the FASB issued SFAS No. 145, “Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections as of April 2002.” SFAS 145 rescinds FASB Statement No. 4, “Reporting Gains and Losses from Extinguishment of Debt” and an amendment of that statement, FASB Statement No. 64, “Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements” and eliminates extraordinary gain and loss treatment for the early extinguishment of debt. This statement also rescinds FASB Statement No. 44, “Accounting for Intangible Assets of Motor Carriers” and amends FASB Statement No. 13, “Accounting for Leases,” to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. This statement also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. This statement is effective for fiscal years beginning after May 15, 2002. We adopted SFAS 145 for the year ending December 31, 2002. The application of this statement did not have a material impact on our financial statements other than the elimination of the extraordinary loss treatment for the debt extinguishment in 2001.

      In June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities.” SFAS 146 addresses the financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring).” The provisions of this Statement are effective for exit or disposal activities that are initiated after December 31, 2002, with early application encouraged. The application of this statement is not expected to have a material impact on our financial statements.

      In November 2002, FASB issued FASB Interpretation No. (“FIN”) 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others,” an interpretation of FASB Statements Nos. 5, 57, and 107 and rescission of FIN 34. FIN 45 details the disclosures that should be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. This interpretation also requires a company to record a liability for certain guarantees that have been issued. The disclosure provisions are effective for interim or annual periods ending after December 15, 2002. The recognition requirements of this interpretation are effective for all guarantees issued or modified subsequent to December 31, 2002. The adoption of this interpretation did not have a material impact on our financial position or results of operations.

      In December 2002, the FASB issued SFAS No. 148 “Accounting for Stock-Based Compensation-Transition and Disclosure.” SFAS No. 148 amends SFAS No. 123, “Accounting for Stock-Based Compensation,” to provide three alternative methods of transition to SFAS No. 123’s fair value method of accounting for stock-based compensation. This statement also amends disclosure provisions of SFAS No. 123 and APB Opinion No. 28, “Interim Financial Reporting” to require additional disclosures in annual and interim financial statements. This statement is effective for fiscal years ending after December 15, 2002. The amendment of the disclosure requirements of Opinion 28 is effective for interim financial reports beginning after December 15, 2002. Effective January 1, 2002, we adopted the fair value method using the prospective method of transition. The prospective method required us to apply the provisions of SFAS No. 123 to new stock awards granted from the beginning of the year of adoption and going forward. The adoption of this statement did not have a material impact on our financial position or results of operation.

      In January 2003, the FASB issued FIN No. 46, “Consolidation of Variable Interest Entities.” FIN No. 46 is an interpretation of ARB No. 51 and addresses consolidation by business enterprises of variable interest entities (“VIEs”). This interpretation is based on the theory that an enterprise controlling another entity through interests other than voting interests should consolidate the controlled entity. Business enterprises are required under the provisions of this interpretation to identify VIEs, based on specified characteristics, and then determine whether they should be consolidated. An enterprise that holds a majority of the variable interests is considered the primary beneficiary, and is the enterprise that should consolidate the VIE. The primary beneficiary of a VIE is also required to include various disclosures in its interim and annual financial statements. Additionally, an enterprise that holds a significant variable interest in a VIE, but that is not the primary beneficiary, is also required to make certain disclosures. This interpretation is effective for all enterprises with a variable interest in VIEs created after January 31, 2003. A public entity with variable interests in a VIE created before February 1, 2003, is required to apply the provisions of this interpretation to that entity by the end of the first interim or annual reporting period beginning after June 15, 2003. The adoption of this interpretation is not expected to have a material impact on our financial position or results of operations.

BUSINESS

Overview

      We are a full-service provider of outsourced receivables management. We purchase, collect and manage portfolios of defaulted consumer receivables. Defaulted consumer receivables are the unpaid obligations of individuals to credit originators, including banks, credit unions, consumer and auto finance companies, retail merchants and other providers of goods and services. We believe that the strengths of our business are our sophisticated approach to portfolio pricing, our emphasis on collection personnel and procedures and our relationships with many of the largest consumer lenders in the United States. Our proven ability to collect defaulted consumer receivables allows us to offer credit originators a complete outsourced solution to address their defaulted consumer receivables. The defaulted consumer receivables we collect are in substantially all cases either purchased from the credit originator or are collected on behalf of clients on a commission fee basis. We intend to continue leveraging our strengths and grow our business through the disciplined approach that has contributed to our success to date.

      We specialize in receivables that have been charged-off by the credit originator. Since the credit originator has unsuccessfully attempted to collect these receivables, we are able to purchase them at a substantial discount to their face value. Through March 31, 2003, we have acquired 358 portfolios with a face value of $6.4 billion for $160.4 million, or 2.5% of face value, represented in more than 3.5 million customer accounts. Our success depends on our ability to purchase portfolios of defaulted consumer receivables at appropriate valuations and to collect on those receivables effectively and efficiently. To date, we have consistently been able to collect at a rate of 2.5 to 3.0 times our purchase price for defaulted consumer receivables portfolios, as measured over a five-year period, which has enabled us to generate increasing profits and positive cash flow.

      We believe we have been capitalized conservatively, operating with low levels of financial leverage and funding most of our recent portfolio acquisitions through cash flow generated from collection activities. We have devoted considerable effort to developing statistical models and databases for pricing portfolio purchases, and we have systems and infrastructure which allow for detailed reporting and analysis of collection results. We have also been careful to ensure that the growth in our portfolio of defaulted consumer receivables does not outpace our ability to profitably collect on our receivables. We maintain a ratio of collectors to total employees that we believe is significantly higher than many of our competitors.

      We believe that our collectors are critical to the success of our business, as a majority of our collections occur as a result of telephone contact with consumers. We have found that the tenure and productivity of our collectors are directly related. Therefore, we have placed considerable focus on attracting, hiring, training, retaining and motivating our collection workforce. Historically, collectors working on our owned portfolios who have been with us for more than 12 months are 90% more productive than collectors with less tenure. We expect an increase in productivity and profitability as our ratio of collectors with more than 12 months of experience increases over time.

      We were formed in March 1996 by four members of senior management that continue to lead us. Prior to our formation, members of the management team played key roles in the development of a defaulted consumer receivables acquisition and divestiture operation for Household Recovery Services, a subsidiary of Household International. Since our formation, we have acquired and serviced portfolios of defaulted consumer receivables. In March 2001 we commenced our third-party contingent fee collections operations to provide defaulted receivables management on a commission fee basis, receiving a percentage of the amounts collected on behalf of the client.

      We have achieved strong financial results since our formation, with cash collections and commissions growing from $5.0 million in 1997 to $81.2 million in 2002. Total revenue has grown from $2.8 million in 1997 to $55.8 million in 2002, a compound annual growth rate of 82%. Similarly, pro forma net income has grown from $130,000 in 1997 to $11.4 million in 2002, a compound annual growth rate of 145%. For the three month period ended March 31, 2003, cash collections and commissions were $27.1 million, revenue was $18.3 million and net income was $4.5 million, compared to cash collections and commissions of $18.4 million, revenue of $11.6 million and pro forma net income of $2.2 million for the three month period ended March 31, 2002. Excluding the impact of proceeds from occasional portfolio sales, cash collections have increased every quarter since our formation, as illustrated by the following chart.

Quarterly Cash Collections(1)

(1)	Includes cash collections on finance receivables only. Excludes commission fees and cash proceeds from sales of defaulted consumer receivables.

Industry Overview

      The accounts receivable management industry is growing, driven by increasing levels of consumer obligations, increasing charge-offs of the underlying receivables by credit originators and increasing utilization of third-party providers to execute the recovery of defaulted receivables. According to the U.S. Federal Reserve Board, as of February 2003, consumer credit, which consists of non-real estate related short- and intermediate-term credit extended to individuals, had grown approximately 40% to $1.7 trillion from $1.2 trillion as of December 1997. According to the Consumer Bankers Association, the delinquency rate on non-mortgage consumer obligations reached its highest level in a decade at December 31, 2001, an approximately 33% increase from December 31, 2000. Collections & Credit Risk, an industry publication, estimates that sales of consumer credit charge-offs during 2002 totaled $60 billion. Meanwhile, according to the Nilson Report, a credit card industry newsletter, credit originators outsourced an estimated $135 billion in defaulted consumer receivables for collection in 2000, nearly double the $73 billion outsourced for collection in 1990. According to Standard & Poor’s, the credit card chargeoff rate for October, November and December 2002 was 6.9%, 7.1% and 7.5% of receivables, respectively. According to the American Bankers Association, the number of bank card accounts 30 or more days past due was a seasonally adjusted 4.07% during the fourth quarter of 2002 compared to 4.00% during the third quarter of 2002 and 3.88% during the fourth quarter of 2001. A total of 4.63% of bank card receivables were delinquent in the fourth quarter of 2002 compared with 4.45% during the third quarter of 2002 and 4.67% during the fourth quarter of 2001.

      The accounts receivable management industry (owned portfolio and contingent fee) is highly fragmented and competitive, consisting of approximately 6,500 consumer and commercial agencies. In recent years, the accounts receivable management industry has increased its use of technology in order to operate more effectively and leading companies utilize proprietary databases and portfolio evaluation programs, automated predictive dialers, automated call distributors and computerized skip-tracing capabilities. We expect the increasing importance of technology and the associated increased capital requirements to cause challenges for many smaller participants lacking the required capital and management resources to implement and effectively utilize such technology to compete effectively and to continue to maintain regulatory standards.

      The accounts receivable management industry services credit originators including banks, healthcare providers, utilities, telecommunications providers, consumer finance companies, retail businesses and auto lenders. The dollar amount of defaulted receivables being sold or placed for collection by credit originators typically increases with the level of consumer obligations during periods of relative economic strength. However, during periods of relative economic weakness, the extent to which consumer obligations decline tends to be partially offset by a corresponding higher default rate.

      Historically, credit originators have sought to limit credit losses either through using internal collection efforts with their own personnel or outsourcing collection activities to accounts receivables management providers. Credit originators that have outsourced the collection of defaulted receivables have typically remained committed to third-party providers as a result of the perceived economic benefit of outsourcing and the resources required to reestablish the infrastructure required to support in-house collection efforts. The credit originator can pursue an outsourced solution by either selling their defaulted receivables for immediate cash proceeds or by placing defaulted receivables with an outsourced provider on a contingent fee basis while retaining ownership of the receivables. The Kaulkin Report estimates that the contingent fee market accounts for $7.5 billion, or 68%, of the market while the purchased receivables market accounts for the remaining $3.6 billion, or 32%, of the market. Further, the Kaulkin Report estimates that in 2000 the face value of purchased receivables increased 20% to $60 billion from $50 billion in 1999 while the contingent fee market is estimated to be growing at 9% annually.

      In the event that a credit originator sells receivables to an accounts receivables management company such as Portfolio Recovery Associates, the credit originator receives immediate cash proceeds and eliminates the related fixed and variable costs associated with internal recovery operations. The discounted amount received by the credit originator typically ranges from one to ten percent of the face amount of the receivables, depending on the amount the purchaser anticipates it can recover and the anticipated effort required to recover that amount. Credit originators have developed a variety of processes in which to sell their receivables. Some credit originators pursue an auction-type sales approach in which they obtain bids for specified portfolios from competing parties. Receivables are also sold in privately-negotiated transactions between the credit originator and a purchaser. In addition, many credit originators enter into forward flow contracts. Forward flow contracts commit a credit originator to sell, and purchasers to acquire, a steady flow of defaulted consumer receivables periodically over a specified period of time, usually no less than one year, for a fixed percentage of the face amount of the receivables.

      As an alternative to selling defaulted receivables, a credit originator can place receivables with an outsourced accounts receivable management provider on a commission fee basis for a typical period of four to six months, or as long as nine months or more if there have been previous collection efforts. The commission fee paid to the provider is based on the likely collectibility of the defaulted consumer receivables principally is driven by the duration of the receivables past due status and typically has ranged from 25% to 50%.

      We believe an outsourced provider’s ability to successfully collect payments on defaulted receivables, despite previous collection efforts by the credit originator, is driven by several factors including the ability to:

•	pursue collections over multi-year periods;

•	tailor flexible repayment plans based on a consumer’s ability to pay; and

•	utilize cumulative experience and resources, including litigation, reflecting their strategic focus on maximizing collections of defaulted receivables as their core business.

Competitive Strengths

Complete Outsourced Solution for Credit Originators

      We offer credit originators a complete outsourced solution to address their defaulted consumer receivables. Depending on a credit originator’s timing and needs, we can either purchase from the credit originator their defaulted consumer receivables, providing immediate cash to the credit originator, or service those receivables on their behalf for a commission fee based on a percentage of our collections. Furthermore, we can purchase or service receivables throughout the entire delinquency cycle, from receivables that have only been processed for collection internally by the credit originator to receivables that have been subject to multiple external collection efforts. This flexibility helps us meet the needs of credit originators and allows us to become a trusted resource. Furthermore, our strength across multiple transaction and asset types provides the opportunity to cross-sell our services to credit originators, building on successful engagements.

Disciplined and Proprietary Underwriting Process

      One of the key components of our growth has been our ability to price portfolio acquisitions at levels that have generated profitable returns on investment. To date, we have consistently been able to collect at a rate of 2.5 to 3.0 times our purchase price for defaulted consumer receivables portfolios, as measured over a five-year period, which has enabled us to generate increasing profits and cash flow. In order to price portfolios and forecast the targeted collection results for a portfolio, we use two separate statistical models developed internally that are often supplemented with on-site due diligence of the credit originator’s collection process and loan files. As we collect on our portfolios, the results are input back into the models in an ongoing process which we believe increases their accuracy. Through March 31, 2003 we have acquired 358 portfolios with a face value of $6.4 billion.

Ability to Hire, Develop and Retain Productive Collectors

      In an industry characterized by high turnover, our ability to hire, develop and retain effective collectors is a key to our continued growth and profitability. We have found that tenure is a primary driver of our collector effectiveness. We offer our collectors a competitive wage with the opportunity to receive unlimited incentive compensation based on performance, as well as an attractive benefits package, a comfortable working environment and the ability to work on a flexible schedule. We have a comprehensive six week training program for most new employees and provide continuing advanced classes conducted in our four training centers. Recognizing the demands of the job, management has endeavored to create a professional and supportive environment for collectors. Furthermore, several large military bases and several telemarketing, customer service and reservation phone centers are located near our headquarters and regional offices in Virginia, providing access to a large pool of trained personnel. We have also found the Hutchinson, Kansas area to provide a sufficient potential workforce of trained personnel.

Established Systems and Infrastructure

      We have devoted significant effort to developing our systems, including statistical models, databases and reporting packages, to optimize our portfolio purchases and collection efforts. In addition, our technology infrastructure is flexible, secure, reliable and redundant to ensure the protection of our sensitive data and to ensure minimal exposure to systems failure or unauthorized access. We believe that our systems and infrastructure give us meaningful advantages over our competitors. We have developed financial models and systems for pricing portfolio acquisitions, managing the collections process and monitoring operating results. We perform a static pool analysis monthly on each of our portfolios, inputting actual results back into our acquisition models, to enhance their accuracy. We monitor collection results continuously, seeking to identify and resolve negative trends immediately. Our comprehensive management reporting package is designed to fully inform the management team so that it may make timely operating decisions. This combination of hardware, software and proprietary modeling and systems has been developed by our team through years of experience in this industry and we believe provides us with an important competitive advantage from the acquisition process all the way through collection operations.

Strong Relationships with Major Credit Originators

      We have done business with most of the top consumer lenders in the United States. We maintain an extensive marketing effort and our senior management team is in contact with known and prospective credit originators. We believe that we have earned a reputation as a reliable purchaser of defaulted consumer receivables portfolios and as responsible collectors. Further, from the perspective of the selling credit originator, the failure to close on a negotiated sale of a portfolio consumes valuable time and expense and can have an adverse effect on pricing when the portfolio is re-marketed. We have never failed to close on a transaction. Similarly, if a credit originator sells a portfolio to a group that violates industry standard collecting practices, it can taint the reputation of the credit originator. We go to great lengths to collect from consumers in a responsible, professional and lawful manner. We believe our strong relationships with major credit originators provide us with access to quality opportunities for portfolio purchases and contingent fee collection placements.

Experienced Management Team

      We have an experienced management team with considerable expertise in the accounts receivable management industry. We were formed in March 1996 by four members of senior management that continue to lead us. Prior to our formation, the founders played key roles in the development and management of a consumer receivables acquisition and divestiture operation of Household Recovery Services, a subsidiary of Household International. As we have grown, our founders have expanded the management team with a group of successful, seasoned executives. Following this offering, our management team will beneficially own approximately 12% of our common stock (assuming an offering price of $27.10 per share).

Growth Opportunities

Continue to Develop and Retain Collectors

      Based on our experience, collectors working on our owned portfolios who have been with us for more than 12 months are 90% more productive than collectors with less tenure. As we have grown, we have been able to increase the number of collectors with more than 12 months of tenure dramatically. Since August 1999, we have increased the number of collectors with more than 12 months of tenure from 28 to 218. We believe this leads directly to higher cash collections and higher operating margins. As of March 31, 2003, our base of existing collectors working on our owned portfolios is 517 persons, with an additional 47 collectors working on our contingent fee collections operations. We intend to maintain our historical controlled growth in the number of collectors we add. Accordingly, we expect the number and percentage of collectors with more than 12 months of experience will increase, which we believe will drive our productivity and profitability.

Maintain Conservative Capitalization for Portfolio Acquisitions

      As we continue to grow off a larger base of acquired portfolios, we will continue to capitalize them prudently. This helps ensure that we do not allow growth in our acquired portfolios to outpace growth in our collector base, and thus our ability to collect effectively and profitably on our acquired portfolios. We believe our capitalization and access to funds provides us with an advantage as we continue to be opportunistic purchasers of diversified pools of defaulted consumer receivables.

Increase Share in Growing Market

      The Kaulkin Report estimates that the market for outsourced accounts receivables management is growing at a rate of 14% per year. The growth is driven by increasing levels of consumer obligations, higher default rates and increasing use of third-party providers by credit originators to collect their defaulted receivables. The accounts receivable management industry is highly fragmented, with more than 6,500 companies providing a range of services across a broad spectrum of sophistication. We believe that many of the smaller competitors have limited access to capital, inferior technology and minimal training for collectors. We feel that our position as a well-capitalized firm, offering a complete outsourced solution to credit originators across the defaulted consumer receivables spectrum will enable us to continue to grow faster than the industry overall.

Leverage Expertise into Other Asset Types

      To date, we have focused primarily on defaulted consumer credit card related receivables. We have also had profitable experiences with defaulted consumer receivables related to auto finance companies, retail finance, student loans, long-distance telephone and consumer finance. We expect to continue seeking opportunities to leverage our portfolio purchasing and collections expertise in these and other asset types. It is our intention to enter into new asset types, or expand our exposure to certain asset types with which we have had limited experience, in a controlled and disciplined way. We expect to continue to make small purchases with new asset types as we build our base of purchasing and collections expertise. Potential markets in which we may expand include receivables related to utility receivables, Chapter 13 bankruptcy accounts, healthcare and specialty retail. Our success in new receivables markets will be dictated by our ability to price the receivables accurately and collect them effectively and profitably.

Grow Our Contingent Fee Collections Operations

      We commenced our contingent fee collections operations in March 2001. The capability to perform collections on a commission fee basis allows us to offer a complete outsourced solution to credit originators while leveraging our existing infrastructure, skill set, personnel and client relationships. We have experienced increased operating performance since commencing our contingent fee collections operations, which has generated positive operating income for the first three months of 2003. As of March 31, 2003, we have contingent fee collection arrangements with 8 clients, four of which are credit originators from whom we have purchased portfolios from in the past. We currently anticipate that we will expand our contingent fee collections operations as we add collectors and offer credit originators the choice of selling their portfolios or having us service the accounts on a commission fee basis.

Leverage Existing Infrastructure and Management Team

      We have made substantial investments in technology, infrastructure and systems since our formation. In addition, we have a full management team in place that we believe is capable of leading our growth in the foreseeable future. As a result, we are capable of acquiring and servicing substantially larger volumes of defaulted consumer receivables without incurring proportional increases in fixed costs. In 2002, a 73% increase in revenues generated a 139% increase in income from operations.

Explore Selected Acquisitions

      We will evaluate opportunities to make acquisitions of companies or group hires. We will primarily seek opportunities that would add new skill sets, such as expertise in pricing new asset types. We would also seek opportunities that will bring us strong credit originator relationships, collection facilities and access to skilled collectors.

Portfolio Acquisitions

      Our portfolio of defaulted consumer receivables includes a diverse set of accounts that can be segmented by asset type, age and size of account, level of previous collection efforts and geography. To identify attractive buying opportunities, we maintain an extensive marketing effort with our senior officers contacting known and prospective sellers of defaulted consumer receivables. We acquire receivables of Visa®, MasterCard® and Discover® credit cards, private label credit cards, installment loans, lines of credit, deficiency balances of various types and legal judgments, all from a variety of credit originators. These credit originators include major banks, credit unions, consumer finance companies, telecommunications providers, retailers and auto finance companies. In addition, we exhibit at trade shows, advertise in a variety of trade publications and attend industry events in an effort to develop account purchase opportunities. We also maintain active relationships with brokers of defaulted consumer receivables. The following chart categorizes our owned portfolios as of March 31, 2003 into the major asset types represented:

					Finance
					Receivables,
	No. of		Face Value of Defaulted		Net as of
Asset Type	Accounts	%	Consumer Receivables	%	March 31, 2003%

Visa/ MasterCard/ Discover	927,081	26.4%	$3,330,763,145	52.2%	$33,998,739	45.7%
Consumer Finance	1,716,238	48.8	1,530,029,950	24.0	11,237,913	15.1
Private Label Credit Cards	842,910	24.0	1,363,259,010	21.4	28,015,893	37.6
Auto Deficiency	27,494	0.8	156,009,655	2.4	1,165,676	1.6

Total	3,513,723	100.0%	$6,380,061,760	100.0%	$74,418,221	100.0%

      We have done business with most of the largest consumer lenders in the United States. Since our formation, we have purchased accounts from approximately 40 credit originators. We currently have one forward flow contract with a major retail credit originator which accounted for more than 10% of our revenues in 2002. The forward flow contract is due to expire in February 2004 but we expect it will be cancelled prior to its expiration date and potentially as early as the end of the second quarter of 2003. We believe that we will be able to replace the purchased volume represented by our forward flow contract with defaulted consumer receivables from other credit originators and we therefore believe that the cancellation of the forward flow contract will not harm our business.

      We have acquired portfolios at various price levels, depending on the age of the portfolio, its geographic distribution, our historical experience with a certain asset type or credit originator and similar factors. A typical defaulted consumer receivables portfolio ranges from $5.0 to $75.0 million in face value and contains defaulted consumer receivables from diverse geographic locations with average initial individual account balances of $1,000 to $7,000.

      The age of a defaulted consumer receivables portfolio (i.e., the time since an account has been charged-off) is an important factor in determining the maximum price at which we will purchase a receivables portfolio. Generally, there is an inverse relationship between the age of a portfolio and the price that we will purchase the portfolio. This relationship is due to the fact that older receivables typically are more difficult to collect. The accounts receivables management industry places receivables into categories depending on the number of collection agencies that have previously attempted to collect on the receivables. Fresh accounts are typically past due 120 to 270 days and charged-off by the credit originator that are either being sold prior to any post-charge-off collection activity or are placed with a third-party for the first time. These accounts typically sell for the highest purchase price. Primary accounts are typically 270 to 360 days past due, have been previously placed with one contingent fee servicer and receive a lower purchase price. Secondary and tertiary accounts are typically more than 360 days past due, have been placed with two or three contingent fee servicers and receive even lower purchase prices. As shown in the following chart, as of March 31, 2003 a majority of our portfolios are primary and secondary accounts but we purchase or service accounts at any point in the delinquency cycle.

					Finance
					Receivables,
	No. of		Face Value of Defaulted		Net as of
Account Type	Accounts	%	Consumer Receivables	%	March 31, 2003%

Fresh	132,739	3.8%	$491,059,214	7.7%	$7,589,551	10.2%
Primary	388,517	11.1	1,332,387,175	20.9	15,123,124	20.3
Secondary	1,027,106	29.2	2,256,085,000	35.4	37,982,196	51.0
Tertiary	1,772,777	50.4	1,591,722,488	24.9	11,571,349	15.6
Other	192,584	5.5	708,807,883	11.1	2,152,001	2.9

Total	3,513,723	100.0%	$6,380,061,760	100.0%	$74,418,221	100.0%

      We also review the geographic distribution of accounts within a portfolio because we have found that certain states have more debtor-friendly laws than others and, therefore, are less desirable from a collectibility perspective. In addition, economic factors and bankruptcy trends vary regionally and are factored into our maximum purchase price equation. As the following chart illustrates, as of March 31, 2003 our overall portfolio of defaulted consumer receivables is generally balanced geographically.

	No. of		Face Value of Defaulted
Geographic Distribution	Accounts	%	Consumer Receivables	%

Texas	1,170,002	33%	$1,015,313,118	16%
California	277,314	8	705,914,360	11
Florida	197,195	6	572,479,808	9
New York	162,148	4	531,468,782	8
Pennsylvania	89,625	3	240,973,279	4
New Jersey	62,779	2	194,393,104	3
North Carolina	70,853	2	191,333,987	3
Illinois	72,581	2	175,937,445	3
Ohio	71,262	2	170,348,368	3
Massachusetts	62,331	2	164,905,352	2
Georgia	60,501	2	162,604,864	2
Michigan	59,070	2	145,351,235	2
Missouri	170,317	5	144,022,300	2
South Carolina	34,932	1	117,544,190	2
Virginia	42,349	1	105,655,072	2
Maryland	36,824	1	104,599,078	2
Tennessee	43,006	1	102,283,842	2
Arizona	37,517	1	97,872,312	2
Other	793,117	22	1,437,061,266	22 (1)

Total	3,513,723	100%	$6,380,061,760	100%

(1)	Each state included in “Other” represents under 2% of the face value of total defaulted consumer receivables.

Purchasing Process

      We acquire portfolios from credit originators through both an auction and a negotiated sale process. In an auction process, the credit originator will assemble a portfolio of receivables and seek purchase prices from specifically invited potential purchasers. In a privately negotiated sale process, the credit originator will contact known, reputable purchasers directly and negotiate the terms of sale. On a limited basis, we also acquire accounts in forward flow contracts. We currently have one such contract, although we expect the contract will be cancelled prior to its expiration date and potentially as early as the end of the second quarter of 2003 and do not currently expect to enter into any other forward flow contracts. Under a forward flow contract, we agree to purchase defaulted consumer receivables from a credit originator on a periodic basis, at a set percentage of face value of the receivables over a specified time period. These agreements typically have a provision requiring that the attributes of the receivables to be sold will not significantly change each month and that the credit originator’s efforts to collect these receivables will not change. If this provision is not provided for, the contract will allow for the early termination of the forward flow contract by the purchaser. Forward flow contracts are a consistent source of defaulted consumer receivables for accounts receivables management providers and provide the credit originators with a reliable source of revenue and a professional resolution of defaulted consumer receivables. We believe that we will be able to replace the purchased volume represented by our forward flow contract with defaulted consumer receivables from other credit originators and we therefore believe that the cancellation of the forward flow contract will not harm our business.

      In a typical sale transaction, a credit originator distributes a computer disk or data tape containing 10 to 15 basic data fields on each receivables account in the portfolio offered for sale. Such fields typically include the consumer’s name, address, outstanding balance, date of charge-off, date of last payment and the date the account was opened. We perform our initial due diligence on the portfolio by electronically cross-checking the data fields on the computer disk or data tape against the accounts in our owned portfolios and against national demographic and credit databases. We compile a variety of portfolio level reports examining all demographic data available.

      In order to determine a maximum purchase price for a portfolio, we use computer models developed internally that often are supplemented with on-site due diligence of the credit originator’s collection operation and/or a review of their loan origination files, collection notes and work processes. We analyze the portfolio using our proprietary multiple regression model, which analyzes the broad characteristics of the portfolio by comparing it to portfolios we have previously acquired to determine collectibility at fixed periods in the future. In addition, we analyze the portfolio using an adjustment model, which uses an appropriate cash flow model depending upon whether it is a purchase of fresh, primary, secondary or tertiary accounts. Then, adjustments can be made to the cash flow model to compensate for demographic attributes supported by detailed analysis of demographic data. This process yields our quantitative purchasing analysis used to help price transactions and prioritize collection work efforts subsequent to purchase. With respect to prospective forward flow contracts and other long-term relationships, in addition to the procedures outlined above, we may obtain a representative test portfolio to evaluate and compare the characteristics of the portfolio to the assumptions we developed in our purchasing analysis.

      Our due diligence and portfolio review results in a comprehensive analysis of the proposed portfolio. This analysis compares defaulted consumer receivables in the prospective portfolio with our collection history in similar portfolios. We then summarize all anticipated cash collections and associated direct expenses and project a collectibility value expressed both in dollars and liquidation percentage and a detailed expense projection over the portfolio’s estimated five-year economic life. We use the total projected collectibility value to determine an appropriate purchase price.

      We maintain detailed static pool analysis on each portfolio that we have acquired, capturing all demographic data and revenue and expense items for further analysis. We use the static pool analysis to refine the underwriting models that we use to price future portfolio purchases. The results of the static pool analysis are input back into our models, increasing the accuracy of the models as the data set increases with every portfolio purchase and each day’s collection efforts.

      The quantitative and qualitative data derived in our due diligence is evaluated together with our knowledge of the current defaulted consumer receivables market and any subjective factors that management may know about the portfolio or the credit originator. A portfolio acquisition approval memorandum is prepared for each prospective portfolio before a purchase price is submitted to a credit originator. This approval memorandum, which outlines the portfolio’s anticipated collectibility and purchase structure, is distributed to members of our investment committee. The approval by the committee sets a maximum purchase price for the portfolio.

      Once a portfolio purchase has been approved by our investment committee and the terms of the sale have been agreed to with the credit originator, the acquisition is documented in an agreement that contains customary terms and conditions. Provisions are incorporated for bankrupt, disputed, fraudulent or deceased accounts and typically, the credit originator either agrees to repurchase these accounts or replace them with acceptable replacement accounts within certain time frames.

Collection Operations

      Our work flow management system places, recalls and prioritizes accounts in collectors’ work queues, based on our analyses of our accounts and other demographic, credit and prior work collection attributes. We use this process to focus our work effort on those consumers most likely to pay on their accounts and to rotate to other collectors the non-paying accounts from which other collectors have been unsuccessful in receiving payment. The majority of our collections occur as a result of telephone contact with consumers.

      The collectibility forecast for a newly acquired portfolio will determine collection strategy. For example, we will obtain credit reports for the most collectible accounts and those accounts will be sent immediately to collectors’ work queues. Less collectible accounts will be set aside as house accounts to be collected using a predictive dialer or other passive, low cost methods.

      When a collector establishes contact with a consumer, the account information is placed automatically in the collector’s work queue. Our computer system allows each collector to view all the scanned documents relating to the consumer’s account, which typically includes the original account application and payment checks. A typical collector work queue may include 650 to 1,000 accounts, depending on the skill level of the collector. The work queue is depleted and replenished automatically by our computerized work flow system.

      On the initial contact call, the consumer is given a standardized presentation regarding the benefits of resolving his or her account with us. Emphasis is placed on determining the reason for the consumer’s default in order to better assess the consumer’s situation and create a plan for repayment. The collector is incentivized to have the consumer pay the full balance of the account. If the collector cannot obtain payment of the full balance, the collector will suggest a three to four month payment plan or a reduced lump-sum settlement. If the consumer elects to utilize an installment plan, we have developed a system to make monthly withdrawals from a consumer’s bank account. Furthermore, we will settle the consumer’s obligations for less than the full balance, and each collector is authorized to make settlements above a threshold percentage or with the authorization of senior management.

      If a collector is unable to establish contact with a consumer based on information received, the collector must undertake skip tracing procedures to develop important account information. Skip tracing is the process of developing new phone, address, job or asset information on a consumer. Each collector does his or her own skip tracing using a number of computer applications available at his or her workstation, as well as a series of automated skip tracing procedures implemented by us on a regular basis.

      Accounts for which the consumer is not cooperative and for which we can establish a garnishable job or attachable asset are reviewed for legal action. Depending on the balance of the defaulted consumer receivable and the applicable state collection laws, we determine whether to commence legal action to collect on the receivable. The legal process can take an extended period of time, but it also generates cash collections that likely would not have been realized otherwise.

      Our legal recovery department oversees and coordinates an independent nationwide collections attorney network which is responsible for the preparation and filing of judicial collection proceedings in multiple jurisdictions, determining the suit criteria, coordinating sales of property and instituting wage garnishments to satisfy judgments. This network consists of approximately 70 independent law firms who work on a contingent fee basis. Our legal department also processes proofs of claims for recovery on receivables which are included in consumer bankruptcies filed under Chapter 13 of the U.S. Bankruptcy Code, and submits claims against estates in cases involving deceased debtors having assets at the time of death. Legal cash collections currently constitute approximately 20% of our total collections. As our portfolio matures, a larger number of accounts will be directed to our Legal Recovery Department for judicial collection; consequently, we anticipate that legal cash collections will grow commensurately and comprise a larger percentage of our total cash collections.

Contingent Fee Collections Operations

      In order to provide credit originators with alternative collection solutions and to capitalize on common competencies between a contingent fee collections operation and an acquired receivables portfolio business, we commenced our third-party contingent fee collections operations in March 2001. In a contingent fee arrangement, clients typically place defaulted receivables with an outsourced provider once they have been deemed non-collectible. The clients then pay the third-party agency a commission fee based upon the amount actually collected from the consumer. A contingent fee placement of defaulted consumer receivables is usually for a fixed time frame, typically four to six months, or as long as nine months or more if there have been previous collection efforts. At the end of this fixed period, the third-party agency will return the uncollected defaulted consumer receivables to the client, which may then place the defaulted consumer receivables with another collection agency or sell the portfolio receivables.

      The determination of the commission fee to be paid for third-party collections is generally based upon the potential collectibility of the defaulted consumer receivables being assigned for placement. For example, if there has been no prior third-party collection activity with respect to the defaulted consumer receivables, the commission fee would be lower than if there had been one or more previous collection agencies attempting to collect on the receivables. The earlier the placement of defaulted consumer receivables in the collection process, the higher the probability of receiving a cash collection and, therefore, the lower the cost to collect and the lower the commission fee. Other factors, such as the location of the consumers, the size of the defaulted consumer receivables and the clients’ collection procedures and work standards also contribute to establishing a commission fee.

      Once a defaulted consumer receivable has been placed with us, the collection process operates in a slightly different manner than with our portfolio acquisition business. Servicing time limitations imposed by our clients require a greater emphasis on immediate settlements and larger down payments, compared to much longer term repayment plans common with our owned portfolios of defaulted consumer receivables. In addition, work standards are often dictated by our clients. While our contingent fee collections operations utilize their own collectors and collection system, we have been able to leverage the portfolio acquisition business’ infrastructure, existing facilities and skill set of our management team to provide support for this business operation. The leveraged competencies of the portfolio acquisition business include our sophisticated technology systems and training techniques.

Competition

      We face competition in both of the markets we serve — owned portfolio and contingent fee accounts receivable management — from new and existing providers of outsourced receivables management services, including other purchasers of defaulted consumer receivables portfolios, third-party contingent fee collection agencies and credit originators that manage their own defaulted consumer receivables rather than outsourcing them. The accounts receivable management industry (owned portfolio and contingent fee) is highly fragmented and competitive, consisting of approximately 6,500 consumer and commercial agencies. We estimate that more than 90% of these agencies compete in the contingent fee market, based upon The Debt Buyers’ Association current membership. There are few significant barriers for entry to new providers of contingent fee receivables management services and, consequently, the number of agencies serving the contingent fee market may continue to grow. Greater capital needs and the need for portfolio evaluation expertise sufficient to price portfolios effectively constitute significant barriers for entry to new providers of owned portfolio receivables management services. Based on the Nilson Report’s estimate that $135 billion of defaulted consumer receivables were outsourced for collection in 2000, we believe that we possess less than a 1% market share.

      We face bidding competition in our acquisition of defaulted consumer receivables and in our obtaining placement of contingent fee receivables. We also compete on the basis of reputation, industry experience and performance. Among the positive factors which we believe influence our ability to compete effectively in this market are our ability to bid on portfolios at appropriate prices, our reputation from previous transactions regarding our ability to close transactions in a timely fashion, our relationships with originators of defaulted consumer receivables, our team of well-trained collectors who provide quality customer service and compliance with applicable collections laws, our ability to collect on various asset types and our ability to provide both purchased and contingent fee solutions to credit originators. Among the negative factors which we believe influence our ability to compete effectively in this market are that some of our current competitors and possible new competitors may have substantially greater financial, personnel and other resources, greater adaptability to changing market needs, longer operating histories and more established relationships in our industry than we currently have.

      In the future, we may not have the resources or ability to compete successfully. Some of our competitors have substantially greater financial, personnel and other resources, and there can be no assurance that additional competitors with greater resources than ours will not enter our market. Moreover, there can be no assurance that our existing or potential clients will continue to outsource their defaulted consumer receivables at recent levels or at all, or that we may continue to offer competitive bids for defaulted consumer receivables portfolios. If we are unable to develop and expand our business or adapt to changing market needs as well as our current or future competitors are able to do, we may experience reduced access to defaulted consumer receivables portfolios at appropriate prices and reduced profitability.

Information Technology

Technology Operating Systems and Server Platform

      The scalability of our systems provides us with a technology system that is flexible, secure, reliable and redundant to ensure the protection of our sensitive data. We utilize Intel-based servers running industry standard open systems coupled with Microsoft Windows 2000 and NT Server operating systems. In addition, we utilize a blend of purchased and proprietary software systems tailored to the needs of our business. These systems are designed to eliminate inefficiencies in our collections, continue to meet business objectives in a changing environment and meet compliance obligations with regulatory entities. We believe that our combination of purchased and proprietary software packages provide collections automation that is superior to our competitors.

Network Technology

      To provide delivery of our applications, we utilize Intel-based workstations across our entire business operations. The environment is configured to provide speeds of 100 megabytes to the desktops of our collections and administration staff. Our one gigabyte server network architecture supports high-speed data transport. Our network system is designed to be scalable and meet expansion and inter-building bandwidth and quality of service demands.

Database Systems

      The ability to access and utilize data is essential to our being able to operate nationwide in a cost-effective manner. Our centralized computer-based information systems support the core processing functions of our business under a set of integrated databases and are designed to be both replicable and scalable to accommodate our internal growth. This integrated approach helps to assure that consistent sources are processed efficiently. We use these systems for portfolio and client management, skip tracing, check taking, financial and management accounting, reporting, and planning and analysis. The systems also support our consumers, including on-line access to address changes, account status and payment entry. We use a combination of Microsoft, Oracle and Cache database software to manage our portfolios, financial, customer and sales data, and we believe these systems will be sufficient for our needs for the foreseeable future. Our contingent fee collections operations database incorporates an integrated and proprietary predictive dialing platform used with our predictive dialer discussed below.

Redundancy, System Backup, Security and Disaster Recovery

      Our data centers provide the infrastructure for innovative collection services and uninterrupted support of hardware and server management, server co-location and an all-inclusive server administration for our business. We believe our facilities and operations include sufficient redundancy, file back-up and security to ensure minimal exposure to systems failure or unauthorized access. The preparations in this area include the use of call centers in Virginia and in Kansas in order to help provide redundancy for data and processes should one site be completely disabled. We have a comprehensive disaster recovery plan covering our business that is tested on a periodic basis. The combination of our locally distributed call control systems provides enterprise-wide call and data distribution between our call centers for efficient portfolio collection and business operations. In addition to real-time replication of data between the sites, incremental backups of both software and databases are performed on a daily basis and a full system backup is performed weekly. Backup data tapes are stored at an offsite location along with copies of schedules and production control procedures, procedures for recovery using an off-site data center, documentation and other critical information necessary for recovery and continued operation. Our Virginia headquarters has two separate power and telecommunications feeds, uninterruptible power supply and a diesel-generator power plant, that provide a level of redundancy should a power outage or interruption occur. We also employ rigorous physical and electronic security to protect our data. Our call centers have restricted card key access and appropriate additional physical security measures. Electronic protections include data encryption, firewalls and multi-level access controls.

Plasma Displays for Real Time Data Utilization

      We utilize plasma displays at our main facility to aid in recovery of portfolios. The displays provide real-time business-critical information to our collection personnel for efficient collection efforts such as telephone, production, employee status, goal trending, training and corporate information.

Dialer Technology

      The Noble Systems Predictive Dialer ensures that our collection staff focuses on certain defaulted consumer receivables according to our specifications. Our predictive dialer takes account of all campaign and dialing parameters and is able to constantly adjust its dialing pace to match changes in campaign conditions and provide the lowest possible wait times on abandoned calls.

Employees

      We employed 688 persons on a full-time basis, including 517 collectors on our owned portfolios and an additional 47 collectors working in our contingent fee collections operations, as of March 31, 2003. None of our employees are represented by a union or covered by a collective bargaining agreement. We believe that our relations with our employees are good.

Hiring

      We recognize that our collectors are critical to the success of our business as a majority of our collection efforts occur as a result of telephone contact with consumers. We have found that the tenure and productivity of our collectors are directly related. Therefore, attracting, hiring, training, retaining and motivating our collection personnel is a major focus for us. We pay our collectors competitive wages and offer employees a full benefits program which includes comprehensive medical coverage, short and long term disability, life insurance, dental and vision coverage, an employee assistance program and a matching 401(k) program. In addition to a base wage, we provide collectors with the opportunity to receive unlimited compensation through an incentive compensation program that pays bonuses above a set monthly base, based upon each collector’s collection results. This program is designed to ensure that employees are paid based not only on performance, but also on consistency. We believe that these practices have enabled us to achieve an annual post-training turnover rate of 34% in 2002.

      A large number of telemarketing, customer-service and reservation phone centers are located near our Virginia headquarters and regional offices. We believe that we offer a higher base wage than many local employers and therefore have access to a large number of trained personnel. In addition, there are approximately 100,000 active-duty military personnel in the area. We employ numerous military spouses and retirees and find them to be excellent employees. We have also found the Hutchinson, Kansas area to provide a large potential workforce of trained personnel.

Training

      We provide a comprehensive six-week training program for all new collectors. The first three weeks of the training program is comprised of lectures to learn collection techniques, state and federal collection laws, systems, negotiation skills, skip tracing and telephone use. These sessions are then followed by an additional three weeks of practical experience conducting live calls with additional managerial supervision in order to provide employees with confidence and guidance while still contributing to our profitability. Each trainee must successfully pass a comprehensive examination before being assigned to the collection floor. In addition, we conduct continuing advanced classes in our four training centers. Our technology and systems allow us to monitor individual employees and then offer additional training in areas of deficiency to increase productivity. In addition to our in-house training, many of our collectors have taken certification courses offered through the American Collectors Association.

Legal

Legal Recovery Department

      An important component of our collections effort involves our legal recovery department and the judicial collection of accounts of customers who have the ability, but not the willingness, to resolve their obligations. Our legal recovery department oversees and coordinates an independent nationwide attorney network which is responsible for the preparation and filing of judicial collection proceedings in multiple jurisdictions, determining the suit criteria, coordinating sales of property and instituting wage garnishments to satisfy judgments. This nationwide collections attorney network consists of approximately 70 independent law firms. Our legal recovery department also submits claims against estates in cases involving deceased debtors having assets at the time of death, and processes proofs of claims for recovery on accounts which are included in consumer bankruptcies filed under Chapter 13 of the U.S. Bankruptcy Code. Recent proposed amendments to federal bankruptcy laws, if passed, will very likely have an impact upon our operations. The amendments, which, among other things, establish income criteria for the filing of a Chapter 7 bankruptcy petition, are expected to cause more debtors to file bankruptcy petitions under Chapter 13, rather than Chapter 7 of the U.S. Bankruptcy Code. Consequently, we expect that fewer debtors will be able to have their obligations completely discharged in Chapter 7 bankruptcy actions, and will instead enter into the payment plans required by Chapter 13. We expect that this will enable us to generate recoveries from a larger number of bankrupt debtors through the filing of proofs of claims with bankruptcy trustees.

Corporate Legal Department

      Our corporate legal department manages general corporate legal matters, including litigation management, contract and document preparation and review, regulatory and statutory compliance, obtaining and maintaining multi-state licensing, bonding and insurance, and dispute and complaint resolution. As a part of its compliance functions, our corporate legal department also assists with training our staff. We provide employees with extensive training on the Fair Debt Collection Practices Act and other relevant laws and regulations. Our corporate legal department distributes guidelines and procedures for collection personnel to follow when communicating with a customer, customer’s agents, attorneys and other parties during our recovery efforts. In addition, our corporate legal department regularly researches, and provides collection personnel and the training department with summaries and updates of changes in federal and state statutes and relevant case law, so that they are aware of new laws and judicial interpretations of applicable requirements and laws when tracing or collecting an account.

Regulation

      Federal and state statutes establish specific guidelines and procedures which debt collectors must follow when collecting consumer accounts. It is our policy to comply with the provisions of all applicable federal laws and comparable state statutes in all of our recovery activities, even in circumstances in which we may not be specifically subject to these laws. Our failure to comply with these laws could have a material adverse effect on us in the event and to the extent that they apply to some or all of our recovery activities. Federal and state consumer protection, privacy and related laws and regulations extensively regulate the relationship between debt collectors and debtors, and the relationship between customers and credit card issuers. Significant federal laws and regulations applicable to our business as a debt collector include the following:

•	Fair Debt Collection Practices Act. This act imposes certain obligations and restrictions on the practices of debt collectors, including specific restrictions regarding communications with consumer customers, including the time, place and manner of the communications. This act also gives consumers certain rights, including the right to dispute the validity of their obligations.

•	Fair Credit Reporting Act. This act places certain requirements on credit information providers regarding verification of the accuracy of information provided to credit reporting agencies and investigating consumer disputes concerning the accuracy of such information. We provide information concerning our accounts to the three major credit reporting agencies, and it is our practice to correctly report this information and to investigate credit reporting disputes.

•	Gramm-Leach-Bliley Act. This act requires that certain financial institutions, including collection agencies, develop policies to protect the privacy of consumers’ private financial information and provide notices to consumers advising them of their privacy policies. This act also requires that if private personal information concerning a consumer is shared with another unrelated institution, the consumer must be given an opportunity to opt out of having such information shared. Since we do not share consumer information with non-related entities, except as required by law, or except as needed to collect on the receivables, our consumers are not entitled to any opt-out rights under this act. This act is enforced by the Federal Trade Commission, which has retained exclusive jurisdiction over its enforcement, and does not afford a private cause of action to consumers who may wish to pursue legal action against a financial institution for violations of this act.

•	Electronic Funds Transfer Act. This act regulates the use of the Automated Clearing House (“ACH”) system to make electronic funds transfers. All ACH transactions must comply with the rules of the National Automated Check Clearing House Association (“NACHA”) and Uniform Commercial Code § 3-402. This act, the NACHA regulations and the Uniform Commercial Code give the consumer, among other things, certain privacy rights with respect to the transactions, the right to stop payments on a pre-approved fund transfer, and the right to receive certain documentation of the transaction. This act also gives consumers a right to sue institutions which cause financial damages as a result of their failure to comply with its provisions.

•	Telephone Consumer Protection Act. In the process of collecting accounts, we use automated predictive dialers to place calls to consumers. This act and similar state laws place certain restrictions on telemarketers and users of automated dialing equipment who place telephone calls to consumers.

•	U.S. Bankruptcy Code. In order to prevent any collection activity with bankrupt debtors by creditors and collection agencies, the U.S. Bankruptcy Code provides for an automatic stay, which prohibits certain contacts with consumers after the filing of bankruptcy petitions.

      Additionally, there are in some states statutes and regulations comparable to the above federal laws, and specific licensing requirements which affect our operations. State laws may also limit credit account interest rates and the fees, as well as limit the time frame in which judicial actions may be initiated to enforce the collection of consumer accounts.

      Although we are not a credit originator, some of these laws directed toward credit originators may occasionally affect our operations because our receivables were originated through credit transactions, such as the following laws, which apply principally to credit originators:

•	Truth in Lending Act;

•	Fair Credit Billing Act; and

•	Equal Credit Opportunity Act.

      Federal laws which regulate credit originators require, among other things, that credit card issuers disclose to consumers the interest rates, fees, grace periods, and balance calculation methods associated with their credit card accounts. Consumers are entitled under current laws to have payments and credits applied to their accounts promptly, to receive prescribed notices, and to require billing errors to be resolved promptly. Some laws prohibit discriminatory practices in connection with the extension of credit. Federal statutes further provide that, in some cases, consumers cannot be held liable for, or their liability is limited with respect to, charges to the credit card account that were a result of an unauthorized use of the credit card. These laws, among others, may give consumers a legal cause of action against us, or may limit our ability to recover amounts owing with respect to the receivables, whether or not we committed any wrongful act or omission in connection with the account. If the credit originator fails to comply with applicable statutes, rules and regulations, it could create claims and rights for consumers that could reduce or eliminate their obligations to repay the account, and have a possible material adverse effect on us. Accordingly, when we acquire defaulted consumer receivables, we contractually require credit originators to indemnify us against any losses caused by their failure to comply with applicable statutes, rules and regulations relating to the receivables before they are sold to us.

      The U.S. Congress and several states have enacted legislation concerning identity theft. Some of these provisions place restrictions on our ability to report information concerning receivables, which may be subject to identity theft, to credit reporting agencies. Additional consumer protection and privacy protection laws may be enacted that would impose additional requirements on the enforcement of and recovery on consumer credit card or installment accounts. Any new laws, rules or regulations that may be adopted, as well as existing consumer protection and privacy protection laws, may adversely affect our ability to recover the receivables. In addition, our failure to comply with these requirements could adversely affect our ability to enforce the receivables.

      We cannot assure you that some of the receivables were not established as a result of identity theft or unauthorized use of a credit card and, accordingly, we could not recover the amount of the defaulted consumer receivables. As a purchaser of defaulted consumer receivables, we may acquire receivables subject to legitimate defenses on the part of the consumer. Our account purchase contracts allow us to return to the credit originators certain defaulted consumer receivables that may not be collectible, due to these and other circumstances. Upon return, the credit originators are required to replace the receivables with similar receivables or repurchase the receivables. These provisions limit to some extent our losses on such accounts.

Facilities

      Our principal executive offices and primary operations facility are located in approximately 40,000 square feet of leased space in Norfolk, Virginia and we rent two administrative facilities in Virginia Beach, Virginia that are each approximately 2,500 square feet. Our Norfolk and Virginia Beach, Virginia facilities can currently accommodate approximately 550 employees. We own a two-acre parcel of land across from our headquarters which we developed into a parking lot for use by our employees. In addition, we own an approximately 15,000 square foot facility in Hutchinson, Kansas and an adjacent parking lot. This facility can currently accommodate approximately 100 employees. We also lease an additional facility located in approximately 21,000 square feet of space in Hampton, Virginia to accommodate approximately 285 additional employees. This office opened with approximately 72 employees on March 3, 2003. About half of those employees transferred from our Norfolk office. We do not consider any specific leased or owned facility to be material to our operations. We believe that equally suitable alternative facilities are available in all areas where we currently do business.

Legal Proceedings

      From time to time, we are involved in various legal proceedings which are incidental to the ordinary course of our business. We regularly initiate lawsuits against consumers and are occasionally countersued by them in such actions. Also, consumers occasionally initiate litigation against us, in which they allege that we have violated a state or federal law in the process of collecting on their account. We do not believe that these routine matters represent a substantial volume of our accounts or that, individually or in the aggregate, they are material to our business or financial condition.

      We are not a party to any material legal or regulatory proceedings and we are unaware of any contemplated material actions against us.

MANAGEMENT

Directors and Executive Officers

      The following table sets forth certain information about our directors and executive officers.

Name	Position	Age

Steven D. Fredrickson	President, Chief Executive Officer and Chairman of the Board	43
Kevin P. Stevenson	Senior Vice President, Chief Financial Officer, Treasurer and Assistant Secretary	39
Craig A. Grube	Senior Vice President — Acquisitions	42
Andrew J. Holmes	Senior Vice President — Administration	55
James L. Keown	Senior Vice President — Information Technology	45
Judith S. Scott	Senior Vice President, General Counsel and Secretary	57
William P. Brophey	Director	65
Peter A. Cohen	Director	56
David N. Roberts	Director	41
James M. Voss	Director	61

      Steven D. Fredrickson, President, Chief Executive Officer and Chairman of the Board. Prior to co-founding Portfolio Recovery Associates in 1996, Mr. Fredrickson was Vice President, Director of Household Recovery Services’ (“HRSC”) Portfolio Services Group from late 1993 until February 1996. At HRSC Mr. Fredrickson was ultimately responsible for HRSC’s portfolio sale and purchase programs, finance and accounting, as well as other functional areas. Prior to joining HRSC, he spent five years with Household Commercial Financial Services managing a national commercial real estate workout team and five years with Continental Bank of Chicago as a member of the FDIC workout department, specializing in corporate and real estate workouts. He received a B.S. degree from the University of Denver and a M.B.A. degree from the University of Illinois. He is a past board member of the American Asset Buyers Association.

      Kevin P. Stevenson, Senior Vice President, Chief Financial Officer, Treasurer and Assistant Secretary. Prior to co-founding Portfolio Recovery Associates in 1996, Mr. Stevenson served as Controller and Department Manager of Financial Control and Operations Support at HRSC from June 1994 to March 1996, supervising a department of approximately 30 employees. Prior to joining HRSC, he served as Controller of Household Bank’s Regional Processing Center in Worthington, Ohio where he also managed the collections, technology, research and ATM departments. While at Household Bank, Mr. Stevenson participated in eight bank acquisitions and numerous branch acquisitions or divestitures. He is a certified public accountant and received his B.S.B.A. with a major in accounting from the Ohio State University.

      Craig A. Grube, Senior Vice President — Acquisitions. Prior to joining Portfolio Recovery Associates in March 1998, Mr. Grube was a senior officer and director of Anchor Fence, Inc., a manufacturing and distribution business from 1989 to March 1997, when the company was sold. Between the time of the sale and March 1998, Mr. Grube continued to work for Anchor Fence. Prior to joining Anchor Fence, he managed distressed corporate debt for the FDIC at Continental Illinois National Bank for five years. He received his B.A. degree from Boston College and his M.B.A. degree from the University of Illinois.

      Andrew J. Holmes, Senior Vice President — Administration. Prior to co-founding Portfolio Recovery Associates in 1996, Mr. Holmes was a 27-year veteran of Household Finance Corporation (“HFC”), last serving as Department Manager, Specialty Services at HRSC where he was responsible for portfolio sales and purchases. Mr. Holmes held a variety of management positions both in the lending and collection/ recovery sides of various HFC businesses. He received his B.A. degree from St. Peters College.

      James L. Keown, Senior Vice President — Information Technology. Prior to co-founding Portfolio Recovery Associates in 1996, Mr. Keown had been with HRSC for 14 years and had sales and finance experience prior to joining HRSC. Mr. Keown’s final position at HRSC was Department Manager, Technology Service where he was directly responsible for a 275 node local area network, all phone and data communications, as well as performance engineering and applications programming.

      Judith S. Scott, Senior Vice President, General Counsel and Secretary. Prior to joining Portfolio Recovery Associates in March 1998, Ms. Scott held senior positions, from 1991 to March 1998, with Old Dominion University as Director of its Virginia Peninsula campus, from 1985 to 1991, as General Counsel of a computer manufacturing firm; as Senior Counsel in the Office of the Governor of Virginia from 1982 to 1985; as Senior Counsel for the Virginia Housing Development Authority from 1976 to 1982, and as Assistant Attorney General for the Commonwealth of Virginia from 1975 to 1976. Ms. Scott received her B.S. from Virginia State University, a post baccalaureate degree from Swarthmore College, and a J.D. from the Catholic University School of Law.

      William P. Brophey, Director. Mr. Brophey was elected as a director of Portfolio Recovery Associates in 2002. Currently retired, Mr. Brophey has more than 35 years of experience with Brad Ragan, Inc., a publicly traded automotive product and service retailer and as a senior executive at The Goodyear Tire and Rubber Company. Throughout his career, he held numerous field and corporate positions at Goodyear in the areas of wholesale, retail, credit, and sales and marketing, including general marketing manager, commercial tire products. He served as president and chief executive officer and a member of the board of directors of Brad Ragan, Inc. from 1988 to 1996, and vice chairman of the board of directors from 1994 to 1996, when he was named vice president, original equipment tire sales world wide at Goodyear. From 1998 until his retirement in 2000, he again served as president and chief executive officer and vice chairman of the board of directors of Brad Ragan, Inc. Mr. Brophey has a business degree from Ohio Valley College and attended advanced management programs at Kent State University, Northwestern University, Morehouse College and Columbia University.

      Peter A. Cohen, Director. Mr. Cohen was elected as a director of Portfolio Recovery Associates in 2002. Mr. Cohen began his career at Reynolds & Co. in 1969. In 1970, he joined the firm which would later become Shearson Lehman Brothers. In 1981, when Shearson merged with American Express, he was appointed president and chief operating officer. From 1983 to 1990, he served as chairman and chief executive officer of Shearson. Under his leadership, Shearson grew to become the second largest full-service firm in the securities industry. From 1991 to 1994, Mr. Cohen served as an advisor and vice chairman of the board of Republic New York Corporation. In 1994, he started what is today Ramius Capital Group, an investment management business, which currently has $3 billion of assets under management. Mr. Cohen has served on numerous boards of directors, including the New York Stock Exchange, the American Express Company, Olivetti SpA, and Telecom SpA. Currently, he sits on the boards of Presidential Life Corporation, The Mount-Sinai-NYU Medical Center & Health System, Kroll Inc., and Titan Corporation. Mr. Cohen has an M.B.A. from Columbia University and a Bachelor’s Degree from Ohio State University.

      David N. Roberts, Director. Mr. Roberts has been a director of Portfolio Recovery Associates since its formation in 1996. Mr. Roberts joined Angelo, Gordon & Co., L.P. in 1993. He manages the firm’s private equity and special situations area and was the founder of the firm’s opportunistic real estate area. Mr. Roberts has invested in a wide variety of real estate, corporate and special situations transactions. Prior to joining Angelo Gordon, Mr. Roberts was a principal at Gordon Investment Corporation, a Canadian merchant bank from 1989 to 1993, where he participated in a wide variety of principal transactions including investments in the real estate, mortgage banking and food industries. Prior to joining Gordon Investment Corporation, he worked in the Corporate Finance Department of L.F. Rothschild where he specialized in mergers and acquisitions. He has a B.S. degree in economics from the Wharton School of the University of Pennsylvania.

      James M. Voss, Director. Mr. Voss was elected as a director of Portfolio Recovery Associates in 2002. Mr. Voss has more than 35 years experience as a senior finance executive. He currently heads Voss

Consulting, Inc., a consultant to community banks regarding policy, organization, credit risk management and strategic planning. From 1992 through 1998, he was executive vice president and chief credit officer of First Midwest Bank. He served in a variety of senior executive roles during a 24 year career from 1965 to 1989 with Continental Bank of Chicago, and was chief financial officer at Allied Products Corporation from 1990 to 1991, a publicly traded diversified manufacturer. Currently, he serves on the board of Elgin State Bank. Mr. Voss has both an M.B.A. and Bachelor’s Degree from Northwestern University.

Compensation of Directors

      The non-employee members of the board of directors receive a quarterly retainer of $3,750, except for the Chairman of the Audit Committee, who receives a quarterly retainer of $5,000. Directors who are employees will not receive any compensation for services performed in their capacity as directors. Each director is reimbursed for travel expenses in connection with attendance at meetings of the board of directors. Under our 2002 Stock Option Plan, Messrs. Roberts, Brophey, Cohen and Voss each received a grant of 5,000 stock options with an exercise price equal to the fair market value on the date of the grant. Non-employee directors also receive an annual grant of stock options under our 2002 Stock Option on the anniversary date of their commencing service as a director (or in the case of Mr. Roberts, who served prior to our initial public offering, on the anniversary of the initial public offering). Options vest and are exercisable in five equal installments on the first five anniversaries of the grant date, and expire seven years after the grant date.

Committees of the Board of Directors

      Our board of directors consists of a majority of independent directors and maintains a standing audit committee, a compensation committee and a nominating/corporate governance committee. Each committee is comprised of independent directors. All committees report their activities to the board of directors.

The Audit Committee

      The audit committee’s chairman is James M. Voss, and its other current members are Peter A. Cohen and William P. Brophey. Each member of the audit committee is “independent,” as such term is defined by the applicable standards promulgated by the National Association of Securities Dealers. As described in its charter, the audit committee’s duties are to:

•	Provide independent, objective oversight of the our internal controls and accounting functions, and review with management and our independent accountants accounting policies and practices and the adequacy of internal controls,

•	Make recommendations to the board of directors regarding the appointment of an accounting firm to serve as our auditors and independent accountants and approve the services performed by the independent accountants and related fees,

•	Review the scope and results of the annual examination performed by the independent accountants, and

•	Perform such other duties as set forth in its charter.

      The audit committee is not responsible for the planning or conduct of the audits or the determination that the our financial statements are complete and accurate and in accordance with generally accepted accounting principles.

The Compensation Committee

      The compensation committee’s chairman is David N. Roberts, and its other current members are Peter A. Cohen and William P. Brophey. Each member of the compensation committee is “independent,” as such term is defined by the applicable standards promulgated by the National Association of Securities

Dealers. As described in its charter, the compensation committee is responsible for establishing our executive officer compensation policies and for administering these policies.

Nominating/ Corporate Governance Committee

      The nominating/corporate governance committee’s chairman is William P. Brophey, and its other current members are James M. Voss and David N. Roberts. Each member of the nominating/corporate governance committee is “independent,” as such term is defined by the applicable standards promulgated by the National Association of Securities Dealers. As described in its charter, the nominating/corporate governance committee is responsible for recommending to the board of directors corporate governance principles, considering and reporting periodically to the board of directors on all matters relating to the selection, qualification and compensation of members of the board of directors and candidates nominated to the board of directors, as well as any other matters relating to the duties of the members of the board of directors. In addition, the nominating/corporate governance committee reviews our policies related to public and social issues important to us and makes recommendations to the board of directors on specific issues designed to assure that we fulfill our missions and objectives.

Executive Compensation

      The following table sets forth, for the years ended December 31, 2002, 2001 and 2000, all compensation earned for services rendered in all capacities by our chief executive officer and each of our other top four executive officers whose salary and bonus exceeded $100,000 in 2002. These five officers are referred to as the “named executive officers” in this prospectus. The compensation table excludes other compensation in the form of perquisites and other personal benefits that constitute the lesser of $50,000 or 10% of the total annual salary and bonus earned by each of the named executive officers in 2001. In addition, the compensation described in this table does not include medical, group life insurance or other benefits which are available generally to all of our salaried employees.

Summary Compensation Table

				Long-Term
				Compensation

				Securities
	Annual Compensation			Underlying
				Warrants(3)/
Name and Principal Position	Year	Salary(1)($)	Bonus(2)($)	Options(#)

Steven D. Fredrickson	2002	248,858	425,000	—/190,000
President, Chief Executive Officer and	2001	181,311	251,528	—/—
Chairman of the Board	2000	136,288	69,750	35,000/—
James L. Keown	2002	169,514	100,000	—/10,000
Senior Vice President — Information Technology	2001	122,973	46,199	—/—
	2000	101,246	31,750	—/—
Craig A. Grube	2002	156,970	280,000	—/105,000
Senior Vice President — Acquisitions	2001	109,026	174,529	—/—
	2000	95,999	47,250	15,000/—
Kevin P. Stevenson	2002	163,383	285,000	—/105,000
Senior Vice President, Chief Financial Officer,	2001	108,937	161,696	—/—
Treasurer and Assistant Secretary	2000	96,618	47,250	15,000/—
Andrew J. Holmes	2002	148,344	10,000	—/—
Senior Vice President — Administration	2001	123,288	7,700	—/—
	2000	102,060	19,150	—/—

(1)	Prior to our initial public offering in November 2002, we operated as a limited liability company and each of the named executive officers was a non-employee member of the limited liability company. See “Reorganization.” As such, the named executive officers were required to pay self-employment taxes, as well as other taxes not typically incurred by an executive officer of a corporation. The named executive officers were given additional compensation, which is included in the salaries set forth above, to offset the impact of our operations as a limited liability company, as compared to a corporation, for each of the periods presented.

(2)	Our presentation of bonuses has changed from the manner in which we have previously reported bonuses in executive compensation. Previously, the compensation tables we prepared reflected for a given year all bonuses paid by us to the named executive officers in each year presented. This table reflects for a given year all bonuses earned by the named executive officers for such years. We typically pay bonuses in the year following the year in which the bonus was earned.

(3)	In connection with the Reorganization, warrants owned by the named executive officers as shown in the above table were exchanged for warrants to purchase the same number of shares of our common stock with the same respective exercise price. All of the warrants listed in the above table are being exercised in connection with this offering at an exercise price of $4.20 per share. See “Principal and Selling Stockholders.”

Employment Agreements

      The following descriptions set forth the material terms of the employment agreements which we have entered into with each of the named executive officers:

      Steven D. Fredrickson is party to an employment agreement which expires on December 31, 2005. The term of the agreement will be automatically extended for additional one-year terms unless otherwise terminated by either party. Mr. Fredrickson’s agreement provides for a base salary of $190,000 per year for 2002 and an increase of not less than four percent for each subsequent year. Mr. Fredrickson is eligible for an annual cash incentive bonus based on our management bonus program. The agreement also contains confidentiality provisions and a one year non-compete covenant. If we terminate Mr. Fredrickson without cause, he would receive a severance package that would include a lump-sum payment equal to (a) his then current base salary and accrued vacation pay through the date of such termination, (b) the greater of a lump-sum payment equal to two times his then current base salary or the minimum base salary due under the remaining term of his employment agreement and (c) the greater of a lump-sum payment equal to two times the amount of the bonus compensation, if any, paid to him in the year immediately prior to the year of termination or the bonus compensation due under the remaining term of the employment agreement.

      James L. Keown is party to an employment agreement which expires on December 31, 2005. The term of the agreement will be automatically extended for additional one-year terms unless otherwise terminated by either party. The agreement provides for a base salary of $105,000 per year for 2002 and an increase of not less than four percent for each subsequent year. Mr. Keown is eligible for an incentive bonus based on our management bonus program. The agreement also contains confidentiality provisions and a one year non-compete covenant. If we terminate Mr. Keown without cause, he would receive a severance package that would include a lump-sum payment equal to (a) his then current base salary and accrued vacation pay through the date of such termination, (b) a lump-sum payment equal to one times his then current base salary and (c) a lump-sum payment equal to the amount of the bonus compensation, if any, paid to him in the year immediately prior to the year of termination.

      Craig A. Grube is party to an employment agreement which expires on December 31, 2005. The term of the agreement will be automatically extended for additional one-year terms unless otherwise terminated by either party. The agreement provides for a base salary of $120,000 per year for 2002 and an increase of not less than four percent each subsequent year. Mr. Grube is eligible for an incentive bonus based on our management bonus program. The agreement also contains confidentiality provisions and a one year non-compete covenant. If we terminate Mr. Grube without cause, he would receive a severance package that would include a lump-sum payment equal to (a) his then current base salary and accrued vacation pay through the date of such termination, (b) a lump-sum payment equal to two times his then current base salary and (c) a lump-sum payment equal to two times the amount of the bonus compensation, if any, paid to him in the year immediately prior to the year of termination.

      Kevin P. Stevenson is party to an employment agreement which expires on December 31, 2005. The term of the agreement will be automatically extended for additional one-year terms unless otherwise terminated by either party. The agreement provides for a base salary of $120,000 per year for 2002 and an increase of not less than four percent each subsequent year. Mr. Stevenson is eligible for an incentive bonus based on our management bonus program. The agreement also contains confidentiality provisions and a one year non-compete covenant. If we terminate Mr. Stevenson without cause, he would receive a severance package that would include a lump-sum payment equal to (a) his then current base salary and accrued vacation pay through the date of such termination, (b) a lump-sum payment equal to two times his then current base salary and (c) a lump-sum payment equal to two times the amount of the bonus compensation, if any, paid to him in the year immediately prior to the year of termination.

      Andrew J. Holmes is party to an employment agreement which expires on December 31, 2005. The term of the agreement will be automatically extended for additional one-year terms unless otherwise terminated by either party. The agreement provides for a base salary of $94,640 per year for 2002 and an increase of not less than four percent each subsequent year. Mr. Holmes is eligible for an incentive bonus based on our management bonus program. The agreement also contains confidentiality provisions and a one year non-compete covenant. If we terminate Mr. Holmes without cause, he would receive a severance package that would include a lump-sum payment equal to (a) his then current base salary and accrued vacation pay through the date of such termination, (b) a lump-sum payment equal to one times his then current base salary and (c) a lump-sum payment equal to one-half times the amount of the bonus compensation, if any, paid to him in the year immediately prior to the year of termination.

2002 Stock Option Plan

      Our 2002 Stock Option Plan became effective prior to the closing of our initial public offering. We believe that the plan promotes our success and enhances our value by linking the personal interests of participants to those of our stockholders and providing an incentive for outstanding performance.

      Under the plan, we may grant nonqualified or incentive stock options to our officers, directors, employees and key consultants. The plan is administered by our compensation committee. The compensation committee has authority to administer the plan, including the power to determine eligibility, the types and sizes of options, the price and timing of options, and any vesting, including acceleration of vesting, of options.

      An aggregate of 2,000,000 shares of our common stock were made available for grant under the plan, subject to a proportionate increase or decrease in the event of a stock split, reverse stock split, stock dividend, or other adjustment to our common stock. Under the plan, the maximum number of shares of our common stock that may be granted to any employee during any fiscal year is 200,000. As of the date of this offering 806,850 shares are subject to outstanding options at a weighted average exercise price of $13.06.

Indemnification of Directors and Officers

      We are obligated in some situations, under our certificate of incorporation and by-laws to indemnify each of our directors and officers to the fullest extent permitted by Delaware law. We must indemnify our directors and officers with respect to all expenses, liability and losses reasonably incurred or suffered in any action, suit or proceeding in which the person was or is made or threatened to be made a party or is otherwise involved by reason of the fact that the person is or was our director or officer. We are obligated to pay the reasonable expenses of the directors or officers incurred in defending the proceedings if the indemnified party agrees to repay all amounts advanced by us if it is ultimately determined that the indemnified party is not entitled to indemnification. We also maintain customary insurance covering directors and officers. See “Description of Capital Stock — Limitations on Liability of Officers and Directors.”

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

      On December 30, 1999, we entered into a $12.5 million credit agreement with AG PRA 1999 Funding Co., LLC (“AG 1999”) that expired on June 30, 2002. Terms of the agreement included the possibility of AG 1999 earning contingent interest. AG 1999 is owned by affiliates of Angelo Gordon, our majority stockholder, and by Steven Fredrickson, Craig Grube and David Roberts. Over the term of the agreement we borrowed $6.6 million. In December 2001, we paid off all outstanding loans under this agreement and incurred an expense of $300,000 to extinguish the contingent interest provision. In addition, in accordance with this agreement we granted AG 1999 warrants to purchase 125,000 membership units of Portfolio Recovery Associates, L.L.C. which were immediately exercisable for $3.60 per unit. This agreement with AG 1999 expired on June 30, 2002. In connection with the Reorganization, warrants issued to AG 1999 were exchanged for comparable warrants to purchase 125,000 shares of our common stock, which were immediately exercisable for $3.60 per share.

      PRA Investments, L.L.C., one of our principal stockholders, was formed in March 1999 in order to make an investment in our equity. PRA Investments, L.L.C. is a single-investment entity and has never invested or held securities other than the membership units of Portfolio Recovery Associates, L.L.C. and shares of our common stock. Angelo Gordon is the managing member of PRA Investments, L.L.C. and owns 1.1% of its outstanding membership interests.

      David N. Roberts, one of our directors, is a limited partner of the entity which is a general partner of Angelo Gordon, one of our principal stockholders. As a limited partner in such entity, Mr. Roberts maintains an indirect economic interest in Angelo Gordon and PRA Investments, L.L.C., but does not exercise voting or investment power over the shares beneficially owned by PRA Investments, L.L.C., Angelo Gordon or the entity of which he is a limited partner.

      With respect to related party transactions we require that written agreements are negotiated and executed between the related party and us. Prior to execution, any such agreement must be reviewed and approved by our board of directors. The agreement discussed above was entered into after arms’ length negotiations between the related party and us.

PRINCIPAL AND SELLING STOCKHOLDERS

Management Participation in Offering

      The following summary describes the participation of certain members of management in this offering as selling stockholders.

•	Five of our executive officers are exercising warrants to purchase 1,835,000 shares of our common stock, substantially all of which were issued in 1999, at an aggregate exercise price of $7.7 million. These warrants are not freely tradeable and have no value if not exercised prior to expiration.

•	The five executive officers will tender an aggregate of 302,239 shares of common stock, all of which have been held by such executive officers since 1999, in order to pay the exercise price of the warrants.

•	The exercise of the warrants by the five executive officers has the tax effect of generating ordinary taxable income to such executive officers equal to the difference between (i) the fair market value of the shares of common stock underlying such warrants on the date of exercise and (ii) their aggregate exercise price. The exercise of the warrants will generate an aggregate of $39.1 million of ordinary taxable income to these executive officers. Assuming a rate of 45% for Federal and state taxes, these executive officers will incur an aggregate personal tax liability of $17.6 million as a result of the exercise of their warrants.

•	We expect that approximately 72% of the proceeds from the sale by the five executive officers of their common stock in this offering will be utilized by such executive officers for the payment of the tax liability generated by the exercise of their warrants.

Beneficial Ownership

      The following table contains information about the beneficial ownership of our common stock before and after our offering for:

•	each stockholder known by us to own beneficially more than 5% of our common stock;

•	each selling stockholder in this offering;

•	each of our directors;

•	each of our named executive officers; and

•	all directors and executive officers as a group.

      The percentage ownership in the following table is based on shares of common stock outstanding on March 31, 2003.

      Beneficial ownership is determined in accordance with the rules of the SEC. Except as indicated by footnote and subject to community property laws where applicable, to our knowledge the persons named in the table below have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, all outstanding warrants are deemed outstanding, while such warrants are not deemed outstanding for purposes of computing percentage ownership of any other person.

				Number of
				shares
	Shares beneficially owned			tendered(2)	Shares beneficially owned
	prior to the offering		Number of	to pay for	after the offering(1)(2)(3)
			shares	warrant
Name of beneficial owner	Number	Percentage	offered(1)	exercise	Number	Percentage

PRA Investments, L.L.C.	5,036,166	37.2%	1,611,418	0	3,424,748	22.7%
Angelo, Gordon & Co., L.P.(4)	2,823,289	20.8%	878,582	0	1,926,643	12.8%
Steven D. Fredrickson(5)	968,149	6.8%	350,982	104,589	512,578	3.4%
Kevin P. Stevenson(6)	556,900	4.0%	236,697	74,942	245,261	1.6%
Craig A. Grube(7)	404,525	2.9%	168,385	51,883	184,257	1.2%
Andrew J. Holmes(8)	464,463	3.4%	119,326	32,942	312,195	2.1%
James L. Keown(9)	494,463	3.6%	134,610	37,883	321,970	2.1%
Judith S. Scott(10)	10,000	*	0	0	10,000	*
William P. Brophey	0	*	0	0	0	*
Peter A. Cohen	0	*	0	0	0	*
David N. Roberts(11)	2,500	*	0	0	2,500	*
James M. Voss	1,000	*	0		1,000	*
All executive officers and directors as a group (10 persons)(11)(12)	2,902,000	18.8%	1,010,000	302,239	1,589,761	10.5%

*	Less than 1%.

(1)	Assumes no exercise of the over-allotment option.

(2)	Shares being tendered to pay the warrant exercise price will be deemed to have a fair market value per share equal to the public offering price.

(3)	The selling stockholders have granted the underwriters the option to purchase up to an additional 525,000 shares at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover over-allotments. It is currently contemplated that the selling stockholders would sell shares pursuant to the over-allotment option in approximate proportion to their aggregate beneficial ownership on the date hereof.

(4)	Includes 56,455 shares, or 0.42%, before the offering, and 38,391 shares or 0.25% after the offering, indirectly owned by Angelo Gordon through its investment in PRA Investments, L.L.C., a Delaware limited liability company, and immediately exercisable warrants to purchase 21,000 shares issued to AG 1999. See “Certain Relationships and Related Transactions.” Excludes 4,979,711 shares, or 36.75%, before the offering, and 3,386,357 shares, or 22.42% after the offering, held by PRA Investments, L.L.C. but not owned by Angelo Gordon. Mr. Roberts, one of our directors, is an employee of Angelo Gordon but does not exercise voting or investment power over the shares beneficially owned by PRA Investments, L.L.C. or Angelo Gordon.

(5)	Includes 635,000 shares being issued upon exercise of warrants in connection with this offering, and immediately exercisable warrants to purchase 1,000 shares held by AG 1999. See “Certain Relationships and Related Transactions.” In connection with the exercise of the warrants held by him, Mr. Fredrickson will recognize ordinary income which, assuming a Federal and state tax rate of 45%, would result in a personal tax liability of $6.1 million.

(6)	Includes 455,000 shares being issued upon exercise of warrants in connection with this offering. In connection with the exercise of these warrants, Mr. Stevenson will recognize ordinary income which, assuming a Federal and state tax rate of 45%, would result in a personal tax liability of $4.4 million.

(7)	Includes 315,000 shares being issued upon exercise of warrants in connection with this offering, and immediately exercisable warrants to purchase 2,000 shares held by AG 1999. See “Certain Relationships and Related Transactions.” In connection with the exercise of the warrants held by him, Mr. Grube will recognize ordinary income which, assuming a Federal and state tax rate of 45%, would result in a personal tax liability of $3.0 million.

(8)	Includes 200,000 shares being issued upon exercise of warrants in connection with this offering. In connection with the exercise of these warrants, Mr. Holmes will recognize ordinary income which, assuming a Federal and state tax rate of 45%, would result in a personal tax liability of $1.9 million.

(9)	Includes 230,000 shares being issued upon exercise of warrants in connection with this offering. In connection with the exercise of these warrants, Mr. Keown will recognize ordinary income which, assuming a Federal and state tax rate of 45%, would result in a personal tax liability of $2.2 million.

(10)	Includes immediately exercisable warrants to purchase 7,500 shares.

(11)	Does not include any shares owned by Angelo Gordon or PRA Investments, L.L.C., but includes 2,500 shares issued to AG 1999 upon exercise of warrants. See “Certain Relationships and Related Transactions.”

(12)	Includes 1,848,000 shares being issued upon exercise of warrants in connection with this offering, including 5,500 shares issued to AG 1999 upon exercise of warrants. See “Certain Relationships and Related Transactions.”

DESCRIPTION OF CAPITAL STOCK

General

      Our authorized capital stock consists of 30,000,000 shares of common stock, $0.01 par value share, and 2,000,000 shares of preferred stock, $0.01 par value per share. Immediately after the sale of the shares of common stock in this offering, our issued and outstanding share capital will consist of 15,082,761 shares of common stock (including 1,835,000 shares which we expect to be issued upon exercise of warrants by certain of the selling stockholders in this offering and excluding 302,239 shares of common stock which will be used for the payment of the exercise price of such outstanding warrants).

      The following description of our capital stock is qualified in its entirety by reference to our certificate of incorporation, a copy of which is filed as an exhibit to the registration statement of which this prospectus is a part.

Common Stock

      We have a single class of common stock. Holders of our common stock are entitled to one vote per share on all matters submitted to a vote of stockholders generally. Stockholders have no right to cumulate their votes in the election of directors. Accordingly, holders of a majority of the outstanding shares of our common stock entitled to vote in any election of directors may elect all of the directors standing for election. Our certificate of incorporation gives the holders of our common stock no preemptive or other subscription or conversion rights, and there are no redemption provisions with respect to the shares. All outstanding shares of our common stock are, and the shares issued upon exercise of warrants by certain of the selling stockholders in this offering will be, when issued and paid for, validly issued, fully paid and non-assessable.

Preferred Stock

      Our certificate of incorporation authorizes the board of directors at any time, and from time to time, to issue shares of preferred stock in one or more series, with such designations, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions thereof, as the board of directors may determine, subject to the limitations prescribed by law and the certificate of incorporation. If any shares of preferred stock are issued, a certificate of designation, setting forth the series of such preferred stock and the rights, privileges and limitations of the holders of the preferred stock will be filed with the Secretary of State of the State of Delaware.

Warrants

      In March 1999, in connection with an internal reorganization of Portfolio Recovery Associates, L.L.C., warrants to purchase 2,000,000 membership units were issued and additional warrants to purchase 235,000 membership units were issued thereafter. Exercise prices of the warrants ranged from $3.60 to $10.00. The current weighted average exercise price for these warrants is $4.18 per share. In connection with the Reorganization, all of the issued and outstanding warrants were exchanged by the respective holders for comparable warrants to purchase an aggregate of 2,235,000 shares of our common stock at the same respective exercise prices. Due to our initial public offering, the vesting period for most of these warrants have been accelerated and are currently exercisable. For the warrants that did accelerate due to our initial public offering, this resulted in a $15,000 expense being incurred in fiscal 2002 in accordance with SFAS No. 123, instead of 2003 and 2004 which would have been the result under the normal vesting schedule. Since our initial public offering, an aggregate of 80,000 warrants have been exercised and warrants to purchase an aggregate of 45,000 shares of common stock have been cancelled. In connection with this offering, 1,835,000 warrants (that have an expiration date of March 31, 2006) will be exercised by certain of the selling stockholders and 275,000 warrants with a weighted average exercise price of $4.03 will remain unexercised.

Options

      Our 2002 Stock Option Plan became effective prior to the closing of our initial public offering. A total of 2,000,000 authorized shares of common stock are reserved for issuance under the plan. Under the plan we may grant nonqualified or incentive stock options to our officers, directors and employees. At the time of this offering 806,850 shares are subject to outstanding options that have been granted to our executive officers, directors and employees under this plan as described under “Management — Compensation of Directors” and “Management — 2002 Stock Option Plan.”

Limitations on Liability of Officers and Directors

      Our certificate of incorporation provides that our directors shall not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for:

•	any breach of the director’s duty of loyalty to us or our stockholders;

•	acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	payments of dividends or stock purchases or redemptions in violation of Section 174 of the Delaware General Corporation Law; and

•	any transaction from which the director derived an improper personal benefit.

      Our certificate of incorporation and by-laws also provide for indemnification of our officers and directors to the fullest extent permitted by Delaware law, including some instances in which indemnification is otherwise discretionary under Delaware law. We believe that these provisions are essential to attracting and retaining qualified persons as directors and officers.

      There is no pending litigation or proceeding involving any of our directors or officers as to which indemnification is being sought. In addition, we are not aware of any threatened litigation that may result in claims for indemnification by any officer or director.

Restrictive Provisions of By-laws and Certificate of Incorporation

      Our certificate of incorporation and by-laws contain provisions that may make it more difficult, expensive or otherwise discourage a tender offer or a change in control or takeover attempt by a third-party, even if such a transaction would be beneficial to our stockholders. The existence of these provisions may have a negative impact on the price of our common stock by discouraging third-party investors from purchasing our common stock. In particular, our certificate of incorporation and by-laws include provisions that:

•	classify our board of directors into three groups, each of which, after an initial transition period, will serve for staggered three-year terms;

•	permit a majority of the stockholders to remove our directors only for cause;

•	permit our directors, and not our stockholders, to fill vacancies on our board of directors;

•	require stockholders to give us advance notice to nominate candidates for election to our board of directors or to make stockholder proposals at a stockholders’ meeting;

•	permit a special meeting of our stockholders be called only by approval of a majority of the directors, the chairman of the board of directors, the chief executive officer, the president or the written request of 30% of our stockholders;

•	permit our board of directors to issue, without approval of our stockholders, preferred stock with such terms as our board of directors may determine;

•	permit the authorized number of directors to be changed only by a resolution of the board of directors; and

•	require the vote of the holders of a majority of our voting shares for stockholder amendments to our by-laws.

      Our certificate of incorporation also precludes an interested stockholder, generally a holder of 15% of our common stock, from engaging in a merger, asset sale or other business combination with us for a period of three years after the date of the transaction in which the person became an interested stockholder, unless one of the following occurs:

•	prior to the time the stockholder became an interested stockholder, the board of directors approved either the business combination or the transaction which resulted in the person becoming an interested stockholder;

•	the stockholder owned at least 85% of the outstanding voting stock of the corporation, excluding shares held by directors who were also officers or held in certain employee stock plans, upon consummation of the transaction which resulted in a stockholder becoming an interested stockholder; and

•	the business combination was approved by the board of directors and by two-thirds of the outstanding voting stock of the corporation, excluding shares held by the interested stockholder.

      In general, our current major stockholders and their affiliates and transferees are excepted from these limitations.

      Our by-laws require that, subject to certain exceptions, any stockholder desiring to propose business or nominate a person to the board of directors at a stockholders meeting must give notice of any proposals or nominations within a specified time frame. These provisions may have the effect of precluding a nomination for the election of directors or the conduct of business at a particular annual meeting if the proper procedures are not followed or may discourage or deter a third-party from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of us, even if the conduct of such solicitation or such attempt might be beneficial to us and our stockholders. For us to include a proposal in our annual proxy statement, the proponent and the proposal must comply with the proxy proposal submission rules of the SEC.

      Our certificate of incorporation provides that it will require the vote of the holders of at least a majority of the shares entitled to vote in the election of directors to remove a director and only for cause. In addition, stockholders can amend or repeal our by-laws only with the vote of the holders of at least a majority of our outstanding common stock. In addition, our certificate of incorporation has established that we will have a classified board of directors. A classified board is one in which a group or class of directors is elected on a rotating basis each year. This method of electing directors makes changes in the composition of the board of directors lengthier, which consequently would make a change in control of a corporation a lengthier and more difficult process.

Transfer Agent and Registrar

      The transfer agent and registrar for our common stock is Continental Stock Transfer and Trust Company.

SHARES ELIGIBLE FOR FUTURE SALE

      We will have 15,082,761 shares of common stock outstanding after this offering (including 1,835,000 shares which we expect to be issued upon exercise of warrants by certain of the selling stockholders in this offering and excluding 302,239 shares of common stock which will be used for the payment of the exercise price of such outstanding warrants). The 3,500,000 shares of common stock being sold in this offering (4,025,000 shares if the underwriters’ over-allotment option is exercised in full) will be freely transferable, unless purchased by persons deemed to be our “affiliates” as that term is defined in Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”). Upon completion of this offering, 7,985,000 shares of our common stock (8,510,000 shares if the underwriters’ over-allotment option is exercised in full) will be freely transferable without restriction immediately. The remaining 7,097,761 shares of our common stock to be outstanding immediately following this offering are “restricted” which means they were originally sold in certain types of offerings that were not subject to a registration statement filed with the SEC. These restricted shares may only be sold through registration under the Securities Act or under an available exemption from registration, such as provided through Rule 144 promulgated under the Securities Act. In general, under Rule 144 a person or persons whose shares are aggregated including an affiliate, who has beneficially owned the shares for one year or more, may sell in the open market within any three-month period a number of shares that does not exceed the greater of:

•	1% of the then outstanding shares of our common stock, which would be approximately 150,828 shares immediately after this offering; or

•	the average weekly trading volume in the common stock on the Nasdaq National Market during the four calendar weeks preceding the sale.

      Sales under Rule 144 are also subject to limitations on the manner of sale, notice requirements and the availability of our current public information. A person who is deemed not to have been our affiliate at any time during the three months preceding a sale by him and who has beneficially owned his or her shares for at least two years, may sell the shares in the public market under Rule 144(k) without regard to the volume limitations, manner of sale provisions, notice requirements, or the availability of current information we refer to above. After restricted shares are properly sold in reliance upon Rule 144, they will be freely tradeable without restrictions or registration under the Securities Act, unless thereafter held by one of our affiliates. Due to the Reorganization, all shares of our common stock outstanding after our initial public offering, other than those sold in that offering, were deemed to have a new “holding period” for purposes of Rule 144 commencing on the date of our initial public offering.

      We have reserved an aggregate of 2,000,000 shares of common stock for issuance under our 2002 Stock Option Plan and 275,000 shares of common stock for issuance upon exercise of outstanding warrants which are not being exercised in connection with this offering. We intend to register the shares subject to the plan on a registration statement following this offering. Shares of common stock issued under the plan after the effective date of any registration statement registering the shares will be available for sale in the public market without restriction to the extent they are held by persons who are not our affiliates, and by affiliates under Rule 144.

      The holders of 6,865,261 shares of common stock outstanding not being sold in this offering have agreed to a 180-day “lock-up” with respect to these shares. This generally means they cannot sell these shares during the 180 days following the date of this prospectus. See “Underwriting.” After the 180-day lock-up period, these shares may be sold in accordance with the provisions of the federal securities laws.

      A trading market for our common stock has existed for only a limited time prior to this offering. No prediction can be made as to the effect, if any, that future sales of shares under Rule 144 or otherwise will have on the market price prevailing from time to time. Sales of substantial amounts of common stock into the public market following this offering, or the perception that these sales could occur, could adversely affect the then prevailing market price.

UNDERWRITING

      William Blair & Company, L.L.C., and U.S. Bancorp Piper Jaffray Inc. have severally agreed, subject to the terms and conditions set forth in the underwriting agreement by and among the underwriters, the selling stockholders and us, to purchase from the selling stockholders, the respective number of shares of common stock set forth opposite each underwriter’s name in the table below.

Underwriter	Number of Shares

William Blair & Company, L.L.C.	2,231,250
U.S. Bancorp Piper Jaffray Inc.	1,268,750
Total	3,500,000

      This offering will be underwritten on a firm commitment basis. In the underwriting agreement, the underwriters have agreed, subject to the terms and conditions set forth therein, to purchase the shares of common stock being sold pursuant this prospectus at a price per share equal to the public offering price less the underwriting discount specified on the cover page of this prospectus. According to the terms of the underwriting agreement, the underwriters either will purchase all of the shares or none of them. In the event of default by any underwriter, in certain circumstances, the purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated. In the underwriting agreement, we and the selling stockholders have made certain representations and warranties to the underwriters and have agreed to indemnify them and their controlling persons against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect thereof.

      The underwriters have advised us and the selling stockholders that the underwriters propose to offer the common stock to the public initially at the public offering price set forth on the cover page of this prospectus and to selected dealers at such price less a concession of not more than $0.74 per share. The underwriters may allow, and such dealers may re-allow, a concession not in excess of $0.10 per share to certain other dealers. The underwriters will offer the shares subject to prior sale and subject to receipt and acceptance of the shares by the underwriters. The underwriters may reject any order to purchase shares in whole or in part. The underwriters expect that the selling stockholders will deliver the shares to the underwriters through the facilities of The Depository Trust Company in New York, New York on or about May 28, 2003. At that time, the underwriters will pay the selling stockholders for the shares in immediately available funds. After commencement of the public offering, the underwriters may change the public offering price and other selling terms.

      The selling stockholders granted the underwriters an option, exercisable within 30 days after the date of this prospectus, to purchase up to an aggregate of 525,000 additional shares of common stock at the same price per share to be paid by the underwriters for the other shares offered hereby solely for the purpose of covering over-allotments. If the underwriters purchase any such additional shares pursuant to this option, each of the underwriters will be committed to purchase such additional shares in approximately the same proportion as set forth in the table above. The underwriters may exercise the option only for the purpose of covering excess sales, if any, made in connection with the distribution of the shares of common stock offered hereby. The underwriters will offer any additional shares that they purchase on the terms described in the preceding paragraph.

      The following table summarizes the compensation to be paid by the selling stockholders to the underwriters. This information assumes either no exercise or full exercise by the underwriters of their over-allotment option:

		Without
		Over-	With Over-
	Per Share	Allotment	Allotment

Public offering price	$25.50	$89,250,000	$102,637,500
Underwriting discounts	$1.34	$4,690,000	$5,393,500
Proceeds to the selling stockholders	$24.16	$84,560,000	$97,244,000

      We will pay the offering expenses of the selling stockholders, except for the underwriting discount. We estimate that our total expenses for this offering will be approximately $500,000.

      We and the selling stockholders, who in the aggregate have the right of disposition for 6,865,261 shares of common stock, have agreed, subject to limited exceptions, for a period of 180 days after the date of this prospectus, not to, without the prior written consent of William Blair & Company, L.L.C.:

•	directly or indirectly, offer, sell (including “short” selling), assign, transfer, encumber, pledge, contract to sell, grant an option to purchase, establish an open “put equivalent position” within the meaning of Rule 16a-1(h) under the Exchange Act, or otherwise dispose of any shares of common stock or securities convertible or exchangeable into, or exercisable for, common stock held of record or beneficially owned (within the meaning of Rule 13d-3 under the Exchange Act); and

•	enter any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any common stock.

      This agreement does not extend to bona fide gifts to immediate family members of such persons who agree to be bound by such restrictions, or to distributions to equity holders of such persons, who agree to be bound by such restrictions. In determining whether to consent to a transaction prohibited by these restrictions, the underwriters will take into account various factors, including the number of shares requested to be sold, the anticipated manner and timing of sale, the potential impact of the sale on the market for the common stock, and market conditions generally. We may grant options and issue common stock under existing stock option plans and issue unregistered shares in connection with any outstanding convertible securities or options during the lock-up period. For more information, see “Shares Eligible for Future Sale.”

      The underwriters have informed us that the underwriters will not confirm, without client authorization, sales to their client accounts as to which they have discretionary authority. The underwriters have also informed us that the underwriters intend to deliver all copies of this prospectus via hand delivery or through mail or courier services and only printed forms of the prospectus are intended to be used.

      In connection with this offering, the underwriters and other persons participating in this offering may engage in transactions which affect the market price of the common stock. These may include stabilizing and over-allotment transactions and purchases to cover syndicate short positions. Stabilizing transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the common stock. An over-allotment involves selling more shares of common stock in this offering than are specified on the cover page of this prospectus, which results in a syndicate short position. The underwriters may cover this short position by purchasing common stock in the open market or by exercising all or part of their over-allotment option. In addition, the underwriters may impose a penalty bid. This allows the underwriters to reclaim the selling concession allowed to an underwriter or selling group member if common stock sold by such underwriter or selling group member in this offering is repurchased by the underwriter in stabilizing or syndicate short covering transactions. These transactions, which may be effected on the Nasdaq National Market or otherwise, may stabilize, maintain or otherwise affect the market price of the common stock and could cause the price to be higher than it would be without these transactions. The underwriters and other participants in this offering are not required to engage in any of these activities and may discontinue any of these activities at any time without notice. We, the selling stockholders and the underwriters make no representation or prediction as to whether the underwriters will engage in such transactions or choose to discontinue any transactions engaged in or as to the direction or magnitude of any effect that these transactions may have on the price of the common stock.

      One or more of the underwriters currently act as a market maker for the common stock and may engage in “passive market making” in such securities on the Nasdaq National Market in accordance with Rule 103 of Regulation M under the Exchange Act. Rule 103 permits, upon the satisfaction of certain conditions, underwriters participating in a distribution that are also Nasdaq market makers in the security being distributed to engage in limited market making transactions during the period when Regulation M would otherwise prohibit such activity. Rule 103 prohibits underwriters engaged in passive market making generally from entering a bid or effecting a purchase price that exceeds the highest bid for those securities displayed on the Nasdaq National Market by a market maker that is not participating in the distribution. Under Rule 103, each underwriter engaged in passive market making is subject to a daily net purchase limitation equal to the greater of (i) 30% of such entity’s average daily trading volume during the two full calendar months immediately preceding, or any 60 consecutive calendar days ending within the ten calendar days preceding, the date of the filing of the registration statement under the Securities Act pertaining to the security to be distributed or (ii) 200 shares of common stock.

      One of the selling stockholders is Angelo Gordon, which is a member of the National Association of Securities Dealers, Inc. (the “NASD”). Because an NASD member that has participated in the preparation of this prospectus will receive some of the proceeds of this offering, this offering is being conducted in accordance with Rule 2720 of the NASD.

      Our common stock is listed on the Nasdaq National Market under the symbol “PRAA.”

      In the ordinary course of business, some of the underwriters and their affiliates have provided, and may in the future provide, investment banking, commercial banking and other services to us for which they have received, and may in the future receive, customary fees or other compensation. In addition, certain mutual funds affiliated with, and certain discretionary accounts advised by, William Blair & Company, L.L.C. beneficially own shares of our common stock.

LEGAL MATTERS

      The validity of the common stock offered hereby has been passed upon for us by Swidler Berlin Shereff Friedman, LLP, New York, New York. Certain legal matters in connection with this offering will be passed upon for the underwriters by Sidley Austin Brown & Wood, Chicago, Illinois.

EXPERTS

      The financial statements as of December 31, 2001 and 2002 and for each of the three years in the period ended December 31, 2002 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

      We have filed with the SEC, a registration statement on Form S-1 under the Securities Act, including the exhibits with the registration statement, with respect to the shares offered by this prospectus. This prospectus does not contain all the information contained in the registration statement. For further information with respect to us and shares to be sold in this offering, we refer you to the registration statement. Statements contained in this prospectus as to the contents of any contract, agreement or other document to which we make reference are not necessarily complete. In each instance, we refer you to the copy of the contract, agreement or other document filed as an exhibit to the registration statement, each statement being qualified in all respects by the more complete description of the matter involved.

      We are also subject to the informational requirements of the Securities Exchange Act, and in accordance therewith file reports, proxy statements and other information with the SEC.

      You may read a copy or any portion of the registration statement or any reports, statements or other information we file at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room. You can receive copies of these documents upon payment of a duplicating fee by writing to the SEC. Our SEC filings, including the registration statement, will also be available to you on the SEC’s Internet site at http://www.sec.gov.

REPORT OF INDEPENDENT ACCOUNTANTS

Board of Directors and Audit Committee

Portfolio Recovery Associates, Inc.:

      In our opinion, the accompanying consolidated statements of financial position and the related consolidated statements of operations, changes in stockholders’ equity, and of cash flows present fairly, in all material respects, the financial position of Portfolio Recovery Associates, Inc. and its subsidiaries (the “Company”) at December 31, 2002 and 2001, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

PricewaterhouseCoopers LLP

Harrisburg, Pennsylvania

February 7, 2003

PORTFOLIO RECOVERY ASSOCIATES, INC.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

December 31, 2001 and 2002

	2001	2002

ASSETS
Cash and cash equivalents	$4,780,399	$17,938,730
Finance receivables, net	47,986,744	65,526,235
Property and equipment, net	3,379,576	3,794,254
Other assets	901,789	1,008,168

Total assets	$57,048,508	$88,267,387

LIABILITIES AND STOCKHOLDERS’ EQUITY
Liabilities:
Accounts payable	$236,885	$1,363,833
Accrued expenses	614,698	745,754
Income taxes payable	—	937,231
Accrued payroll and bonuses	1,674,371	2,861,336
Deferred tax liability	—	286,882
Revolving lines of credit	25,000,000	—
Long-term debt	568,432	965,582
Obligations under capital lease	825,313	499,151
Basis — swap contract	377,303	—

Total liabilities	29,297,002	7,659,769
Stockholders’ equity:
Preferred stock, par value $0.01, authorized shares, 2,000,000, issued and outstanding — 0
Common stock, par value $0.01, authorized shares, 30,000,000, issued and outstanding shares — 13,520,000 (12/31/02 only)	—	135,200
Additional paid in capital	—	78,308,754
Members’ equity	28,128,809	—
Retained earnings	—	2,163,664
Accumulated other comprehensive income	(377,303)	—

Total stockholders’ equity	27,751,506	80,607,618

Total liabilities and stockholders’ equity	$57,048,508	$88,267,387

The accompanying notes are an integral part of these consolidated financial statements.

PORTFOLIO RECOVERY ASSOCIATES, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

For the years ended December 31, 2000, 2001 and 2002

	2000	2001	2002

Revenues:
Income recognized on finance receivables	$18,990,695	$31,220,857	$53,802,718
Commissions	—	214,539	1,944,428
Net gain on cash sales of defaulted consumer receivables	342,952	900,916	100,156

Total revenue	19,333,647	32,336,312	55,847,302
Operating expenses:
Compensation and employee services	9,882,683	15,644,460	21,700,918
Outside legal and other fees and services	2,583,001	3,627,135	8,092,460
Communications	870,833	1,644,557	1,914,557
Rent and occupancy	602,630	712,400	799,323
Other operating expenses	652,409	1,265,132	1,436,438
Depreciation and amortization	436,684	676,677	940,352

Total operating expenses	15,028,240	23,570,361	34,884,048

Income from operations	4,305,407	8,765,951	20,963,254
Other income and (expense):
Interest income	94,365	65,362	21,548
Loss on extinguishment of debt	—	(423,305)	—
Interest expense	(1,859,637)	(2,781,674)	(2,446,620)

Income before income taxes	2,540,135	5,626,334	18,538,182
Provision for income taxes	—	—	1,473,073

Net income	$2,540,135	$5,626,334	$17,065,109
Pro forma income taxes	900,899	2,100,609	5,693,788

Pro forma net income	$1,639,236	$3,525,725	$11,371,321

Pro forma net income per common share
Basic	$0.16	$0.35	$1.08
Diluted	$0.14	$0.31	$0.94
Pro forma weighted average number of shares outstanding
Basic	10,000,000	10,000,000	10,529,452
Diluted	11,365,901	11,457,741	12,066,202

The accompanying notes are an integral part of these consolidated financial statements.

PORTFOLIO RECOVERY ASSOCIATES, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

For the years ended December 31, 2000, 2001 and 2002

					Accumulated
			Additional		Other	Total
	Members’	Common	Paid in	Retained	Comprehensive	Stockholders’
	Equity	Stock	Capital	Earnings	Loss	Equity

Balance at December 31, 1999	$20,313,281	$—	$—	$—	$—	$20,313,281
Net income	2,540,135	—	—	—	—	2,540,135
Distributions	(148,010)	—	—	—	—	(148,010)

Balance at December 31, 2000	22,705,406	—	—	—	—	22,705,406
Net income	5,626,334	—	—	—	—	5,626,334
Unrealized loss on interest rate swap	—	—	—	—	(377,303)	(377,303)

Total comprehensive income						5,249,031
Distributions	(202,931)	—	—	—	—	(202,931)

Balance at December 31, 2001	28,128,809	—	—	—	(377,303)	27,751,506
Net income	14,901,445	—	—	2,163,664	—	17,065,109
Reclassification adjustment on interest rate swap	—	—	—	—	377,303	377,303

Total comprehensive income						17,442,412
Proceeds from the initial public offering, net of expenses	—	34,700	40,245,184	—	—	40,279,884
Exercise of warrants	—	500	209,500	—	—	210,000
Recapitalization	(37,480,724)	100,000	37,480,724	—	—	100,000
Options granted and tax effect of warrant exercise	—	—	373,346	—	—	373,346
Distributions	(5,549,530)	—	—	—	—	(5,549,530)

Balance at December 31, 2002	$—	$135,200	$78,308,754	$2,163,664	$—	$80,607,618

The accompanying notes are an integral part of these financial statements.

PORTFOLIO RECOVERY ASSOCIATES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31, 2000, 2001 and 2002

	2000	2001	2002

Operating activities:
Net income	$2,540,135	$5,626,334	$17,065,109
Adjustments to reconcile net income to cash provided by operating activities:
Increase in equity from vested options	—	—	124,386
Income tax benefit related to stock option exercise	—	—	248,960
Depreciation and amortization	436,684	676,677	940,352
Loss on extinguishment of debt	—	423,305	—
Deferred tax expense	—	—	286,882
Gain on sales of finance receivables, net	(342,952)	(900,916)	(100,156)
Gain on disposal of property and equipment	—	(1,766)	—
Changes in operating assets and liabilities:			—
Other assets	75,514	(590,647)	(106,379)
Accounts payable	33,633	80,132	1,126,948
Income taxes payable	—	—	937,231
Accrued expenses	102,402	219,835	131,056
Accrued payroll and bonuses	236,536	963,780	1,186,965

Net cash provided by operating activities	3,081,952	6,496,734	21,841,354

Cash flows from investing activities:
Purchases of property and equipment	(1,069,420)	(1,279,356)	(1,316,132)
Acquisition of finance receivables, net of buybacks	(25,035,237)	(33,571,212)	(42,990,924)
Collections applied to principal on finance receivables	11,741,998	21,926,815	25,450,833
Proceeds from sale of finance receivables, net of allowances for returns	650,865	5,682,946	100,756
Cash restricted for letter of credit	500,000	—	—

Net cash used in investing activities	(13,211,794)	(7,240,807)	(18,755,467)

Cash flows from financing activities:
Proceeds from the initial public offering	—	—	40,379,884
Proceeds from exercise of options	—	—	210,000
Distribution of capital	(148,010)	(202,931)	(5,549,530)
Proceeds from lines of credit	25,612,141	28,577,298	4,000,000
Payments on lines of credit	(13,488,098)	(25,743,719)	(29,000,000)
Proceeds from long-term debt	550,000	107,000	500,000
Payments on building loan	(18,333)	(70,235)	(102,850)
Payments of capital lease obligations	(142,347)	(334,420)	(365,060)

Net cash provided by financing activities	12,365,353	2,332,993	10,072,444

Net increase in cash and cash equivalents	2,235,511	1,588,920	13,158,331
Cash and cash equivalents, beginning of period	955,968	3,191,479	4,780,399

Cash and cash equivalents, end of period	$3,191,479	$4,780,399	$17,938,730

Supplemental disclosure of cash flow information:
Cash paid for interest	$1,847,747	$2,821,784	$2,698,782
Noncash investing and financing activities:
Capital lease obligations incurred	414,404	555,988	38,896
Basis — swap contract	—	377,303	(377,303)

The accompanying notes are an integral part of these financial statements.

PORTFOLIO RECOVERY ASSOCIATES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	Organization and Business:

      Portfolio Recovery Associates, Inc. was formed in August 2002. On November 8, 2002, Portfolio Recovery Associates, Inc. completed its initial public offering (“IPO”) of common stock. As a result, all of the membership units and warrants of Portfolio Recovery Associates, LLC (“PRA”) were exchanged on a one to one basis for warrants and shares of a single class of common stock of Portfolio Recovery Associates, Inc. (“PRA Inc”). Another subsidiary, PRA II, was dissolved immediately prior to the IPO. PRA, Inc., a Delaware corporation, and its subsidiaries (collectively, the “Company”) purchase, collect and manage portfolios of defaulted consumer receivables. The defaulted consumer receivables the Company collects are in substantially all cases either purchased from the credit originator or are collected on behalf of clients on a commission fee basis. This is primarily accomplished by maintaining a staff of highly skilled collectors whose purpose is to contact the customers and arrange payment of the debt. Secondarily, PRA has contracted with independent attorneys, with which the Company can undertake legal action in order to satisfy the outstanding debt.

      On December 22, 1999, PRA formed a wholly owned subsidiary, PRA AG Funding, LLC, whose name was changed to PRA Funding, LLC in 2003, and is the sole initial member. The Company was organized for the sole purpose of facilitating the purchase of portfolios of delinquent or charged off consumer credit accounts.

      On December 28, 1999, PRA formed a wholly owned subsidiary, PRA Holding I, LLC (“PRA Holding I”), and is the sole initial member. PRA Holding I is organized for the sole purpose of holding the real property in Hutchinson, Kansas (see Note 11) and Norfolk, Virginia.

      On June 1, 2000, PRA formed a wholly owned subsidiary, PRA Receivables Management, LLC (d/b/a Anchor Receivables Management, LLC) (“Anchor”) and was the sole initial member. Anchor is organized as a contingent collection agency and contracts with holders of finance receivables to attempt collection efforts on a contingent basis for a stated period of time. Anchor became fully operational during April 2001. PRA, Inc. purchased the equity interest in Anchor from PRA immediately after the IPO.

      On June 12, 2001, PRA formed a wholly owned subsidiary, PRA III, LLC (“PRA III”) and is the sole initial member. PRA III is organized for the sole purpose of facilitating the purchase of portfolios of delinquent or charged off consumer credit accounts, which purchases are financed by loans from an institutional lender. PRA III is a named borrower under a $25 million loan facility (see Note 7). In addition, PRA, PRA Holding I, and Anchor, exclusive of Anchor’s deposits held for others, are named guarantors. PRA III was formed under the laws of the Commonwealth of Virginia and will exist in perpetual existence under those laws.

2.     Summary of Significant Accounting Policies:

      Principles of accounting and consolidation: The consolidated financial statements of the Company are prepared in accordance with accounting standards generally accepted in the United States of America and include the accounts of PRA, PRA AG Funding, PRA Holding I, Anchor and PRA III. All significant intercompany accounts and transactions have been eliminated.

      Cash and cash equivalents: The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

      Finance receivables and income recognition: The Company accounts for its investment in finance receivables using the interest method under the guidance of Practice Bulletin 6, “Amortization of Discounts on Certain Acquired Loans.” Static pools of relatively homogenous accounts are established. Once a static pool is established, the receivable accounts in the pool are not changed. Each static pool is recorded at cost, and is accounted for as a single unit for the recognition of income, principal payments

PORTFOLIO RECOVERY ASSOCIATES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

and loss provision. Income on finance receivables is accrued monthly based on each static pool’s effective interest rate. This interest rate is estimated based on the timing and amount of anticipated cash flows using the Company’s proprietary collection model. Monthly cash flows greater than the interest accrual will reduce the carrying value of the static pool.

      Likewise, monthly cash flows that are less than the monthly accrual will accrete the carrying balance. Each pool is reviewed monthly and compared to the Company’s models to ensure complete amortization of the carrying balance at the end of each pool’s life.

      In the event that cash collections would be inadequate to amortize the carrying balance, an impairment charge would be taken with a corresponding write-off of the receivable balance. Accordingly, we do not maintain an allowance for credit losses.

      The agreements to purchase the aforementioned receivables include general representations and warranties from the sellers covering account holder death or bankruptcy and accounts settled or disputed prior to sale. The representation and warranty period permitting the return of these accounts from the Company to the seller is typically 90 to 180 days.

      Commissions: The Company also receives commission revenue for collections they make on behalf of clients, which may be credit organizations or other owners of defaulted consumer receivables. These portfolios are owned by the clients; however, the collection effort is outsourced to the Company under a commission fee arrangement based upon the amount the Company collects. Revenue is recognized at the time funds are received. A loss reserve or allowance amount will be created if there is doubt that fees billed to the client for services rendered will not be paid.

      Net gain on cash sales of finance receivables: Gains on sale of finance receivables, representing the difference between the sales price and the unamortized value of the finance receivables, are recognized when finance receivables are sold.

      The Company applies a financial components approach that focuses on control when accounting and reporting for transfers and servicing of financial assets and extinguishments of liabilities. Under that approach, after a transfer of financial assets, an entity recognizes the financial and servicing assets it controls and the liabilities it has incurred, eliminates financial assets when control has been surrendered, and eliminates liabilities when extinguished. This approach provides consistent standards for distinguishing transfers of financial assets that are sales from transfers that are secured borrowings.

      Property and equipment: Property and equipment, including improvements that significantly add to the productive capacity or extend useful life, are recorded at cost, while maintenance and repairs are expensed currently. Property and equipment are depreciated over their useful lives using the straight-line method of depreciation. Software and computer equipment are depreciated over three to five years. Furniture and fixtures are depreciated over five years. Equipment is depreciated over five to seven years. Leasehold improvements are depreciated over the remaining life of the leased property, which ranges from three to seven years. Building Improvements are depreciated over ten to thirty-nine years.

      Income taxes: Taxes are provided on substantially all income and expense items included in earnings, regardless of the period in which such items are recognized for tax purposes. The Company uses an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the estimated future tax consequences of events that have been recognized in the Company’s financial statements or tax returns. In estimating future tax consequences, the Company generally considers all expected future events other than enactments of changes in the tax laws or rates. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date. For periods presented prior to the IPO, including the ten months ended October 31, 2002, the tax accounts are pro forma disclosures only and not recorded on the books of the Company.

PORTFOLIO RECOVERY ASSOCIATES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Advertising costs: Advertising costs are expensed when incurred.

      Operating leases: General abatements or prepaid leasing costs are recognized on a straight-line basis over the life of the lease. Any stipulated escalation clauses that are considered to be reasonable and ordinary are expensed as incurred.

      Capital leases: Leases are analyzed to determine if they meet the definition of a capital lease as defined in FASB No. 13, “Accounting for Leases”. Those lease arrangements that meet one of the four criteria are considered capital leases. As such, the leased asset is capitalized and depreciated per Company policy. The lease is recorded as a liability with each payment amortizing the principal balance and a portion classified as interest expense.

      Warrants and Stock Options: The Company applied the intrinsic value method provided for under Accounting Principles Board Opinions (“APB”) No. 25. Accounting for Stock Issued to Employees, for all warrants issued to employees prior to January 1, 2002. For warrants issued to non-employees, the Company followed the fair value method of accounting as prescribed under SFAS No. 123, Accounting for Stock Based Compensation. On January 1, 2002 the Company adopted SFAS No. 123 on a prospective basis for all warrants and options granted. For warrants issued to employees prior to January 1, 2002, pro forma net income assuming the warrants were accounted for under the fair value method, has been disclosed in Note 12 in the financial statements.

      Pro forma earnings per share: Basic earnings per share reflect net income adjusted for the pro forma income tax provision divided by the weighted average number of shares outstanding. Diluted earnings per share include the effect of dilutive stock options during the period. As of December 31, 2002, 15,000 stock options issued under the 2002 Stock Option Plan were antidilutive. These options may become dilutive in future years.

      Use of estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

      Significant estimates have been made by management with respect to the collectibility of future cash flows of portfolios. Actual results could differ from these estimates making it reasonably possible that a change in these estimates could occur within one year. On a monthly basis, management reviews the estimate of future collections, and it is reasonably possible that its assessment of collectibility may change based on actual results and other factors.

      Reclassifications: Certain 2000 and 2001 amounts have been reclassified to conform to the 2002 presentation.

      Recent Accounting Pronouncements: In May 2002, the FASB issued SFAS No. 145, “Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections as of April 2002.” SFAS 145 rescinds FASB Statement No. 4, “Reporting Gains and Losses from Extinguishment of Debt” and an amendment of that statement, FASB Statement No. 64, “Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements” and eliminates extraordinary gain and loss treatment for the early extinguishment of debt. This statement also rescinds FASB Statement No. 44, “Accounting for Intangible Assets of Motor Carriers” and amends FASB Statement No. 13, “Accounting for Leases,” to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. This statement also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed

PORTFOLIO RECOVERY ASSOCIATES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

conditions. This statement is effective for fiscal years beginning after May 15, 2002. The Company has adopted SFAS 145 for the year ending December 31, 2002. The application of this statement did not have a material impact on the Company’s financial statements other than the elimination of the extraordinary loss treatment for the debt extinguishment in 2001.

      In June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities.” SFAS 146 addresses the financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring). “The provisions of this Statement are effective for exit or disposal activities that are initiated after December 31, 2002, with early application encouraged. The application of this statement is not expected to have a material impact on the Company’s financial statements.

      In November 2002, FASB issued FASB Interpretation No. (“FIN”) 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others,” an interpretation of FASB Statements Nos. 5, 57, and 107 and rescission of FIN 34. FIN 45 details the disclosures that should be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. This interpretation also requires a company to record a liability for certain guarantees that have been issued. The disclosure provisions are effective for interim or annual periods ending after December 15, 2002. The recognition requirements of this interpretation are effective for all guarantees issued or modified subsequent to December 31, 2002. The adoption of this interpretation did not have a material impact on the Company’s financial position or results of operations.

      In December 2002, the FASB issued SFAS No. 148 “Accounting for Stock-Based Compensation-Transition and Disclosure.” SFAS No. 148 amends SFAS No. 123, “Accounting for Stock-Based Compensation,” to provide three alternative methods of transition to SFAS No. 123’s fair value method of accounting for stock-based compensation. This statement also amends disclosure provisions of SFAS No. 123 and APB Opinion No. 28, Interim Financial Reporting to require additional disclosures in annual and interim financial statements. This statement is effective for fiscal years ending after December 15, 2002. The amendment of the disclosure requirements of Opinion 28 is effective for interim financial reports beginning after December 15, 2002. Effective January 1, 2002, the Company adopted the fair value method using the prospective method of transition. The prospective method required the Company to apply the provisions of SFAS No. 123 to new stock awards granted from the beginning of the year of adoption and going forward. The adoption of this statement did not have a material impact on the Company’s financial position or results of operation.

      In January 2003, the FASB issued FIN No. 46, “Consolidation of Variable Interest Entities.” FIN No. 46 is an interpretation of ARB No. 51 and addresses consolidation by business enterprises of variable interest entities (“VIEs”). This interpretation is based on the theory that an enterprise controlling another entity through interests other than voting interests should consolidate the controlled entity. Business enterprises are required under the provisions of this interpretation to identify VIEs, based on specified characteristics, and then determine whether they should be consolidated. An enterprise that holds a majority of the variable interests is considered the primary beneficiary, the enterprise that should consolidate the VIE. The primary beneficiary of a VIE is also required to include various disclosures in interim and annual financial statements. Additionally, an enterprise that holds a significant variable interest in a VIE, but that is not the primary beneficiary, is also required to make certain disclosures. This interpretation is effective for all enterprises with variable interest in VIEs created after January 31, 2003. A public entity with variable interests in a VIE created before February 1, 2003, is required to apply the provisions of this interpretation to that entity by the end of the first interim or annual reporting period

PORTFOLIO RECOVERY ASSOCIATES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

beginning after June 15, 2003. The adoption of this interpretation is not expected to have a material impact on the Company’s financial position or the results of operations.

3.	Finance Receivables:

      As of December 31, 2001 and 2002, the Company had $47,986,744 and $65,526,235, respectively, remaining of finance receivables. These amounts represent 258 and 330 pools of accounts as of December 31, 2001 and 2002, respectively.

      Changes in finance receivables at December 31, 2001 and 2002, were as follows:

	2001	2002

Balance at beginning of year	$41,124,377	$47,986,744
Acquisitions of finance receivables, net of buybacks	33,491,211	42,990,924
Cash collections	(53,147,672)	(79,253,551)
Income recognized on finance receivables	31,220,857	53,802,718

Cash collections applied to principal	(21,926,815)	(25,450,833)
Cost of finance receivables sold, net of allowance for returns	(4,702,029)	(600)

Balance at end of year	$47,986,744	$65,526,235

4.	Operating Leases:

      The Company rents office space and equipment under operating leases. Rental expense was $698,256, $777,676 and $668,795 for the years ended December 31, 2000, 2001 and 2002, respectively.

      Future minimum lease payments at December 31, 2002, are as follows:

2003	$880,139
2004	1,103,463
2005	1,105,145
2006	733,378
2007	387,797
Thereafter	984,240

$5,194,162

5.	Capital Leases:

      Leased assets included in property and equipment consist of the following:

	2001	2002

Software	$375,022	$270,008
Computer equipment	319,535	178,893
Furniture and fixtures	600,564	600,564
Equipment	—	27,249
Less accumulated depreciation	(352,425)	(461,326)

	$942,696	$615,388

      Depreciation expense recognized on capital leases for the years ended December 31, 2000, 2001 and 2002 was $79,558, $238,719 and $213,016, respectively.

PORTFOLIO RECOVERY ASSOCIATES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Commitments for minimum annual rental payments for these leases as of December 31, 2002 are as follows:

2003	$309,208
2004	169,102
2005	70,834
2006	7,365
2007	—

556,509
Less amount representing interest and taxes	57,358

Present value of net minimum lease payments	$499,151

6.	401(k) Retirement Plan:

      Effective October 1, 1998, the Company sponsors a defined contribution plan. Under the Plan, all employees over twenty-one years of age are eligible to make voluntary contributions to the Plan up to 15% of their compensation, subject to Internal Revenue Service limitations after completing six months of service, as defined in the Plan. The Company makes matching contributions of up to 4% of an employee’s salary. Total compensation expense related to these contributions was $152,983, $198,627 and $275,858 for the years ended December 31, 2000, 2001 and 2002, respectively.

7.	Revolving Lines of Credit:

      Amounts outstanding under revolving lines of credit at December 31, 2002 and 2001, were as follows:

	2001	2002

Line of credit with commercial lender, originated September 2001, amended December 18, 2002, collateralized by all receivables, collections on receivables and assets of PRAIII, LLC; expires on September 15, 2005; interest is based on LIBOR and was 6.25% and 6.17% at December 31, 2001 and 2002, respectively; total credit available $25 million	$25,000,000	$—

      On September 18, 2001, PRA III arranged with a commercial lender to provide financing under a revolving line of credit of up to $40 million. The initial draw of $20 million was utilized to facilitate the purchase of all finance receivable portfolios from PRA and PRA II. PRA then used those funds to terminate an existing line of credit agreement. An additional $5 million was drawn in the initial funding to purchase additional portfolios from third parties in the normal course of business. Restrictive covenants under this agreement include:

•	restrictions on monthly borrowings in excess of $4 million per month and quarterly borrowings in excess of $10 million;

•	a maximum leverage ratio, defined as total liabilities less subordinated debt divided by tangible net worth plus subordinated debt, of not greater than 4 to 1 and net income of at least $0.01, calculated on a consolidated basis;

•	restrictions on distributions in excess of 75% of annual net income;

•	compliance with certain special purpose vehicle and corporate separateness covenants; and

•	restrictions on change of control.

PORTFOLIO RECOVERY ASSOCIATES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      As of December 31, 2002 the Company is in compliance with all of the covenants of this agreement. Upon consummation of the reorganization discussed in Note 1, a waiver would have been required in order to remain in compliance with the terms of the agreement. Instead of obtaining a waiver, the indebtedness outstanding under this facility was paid off on November 14, 2002 with proceeds obtained from the IPO.

      The Company has reached an agreement to modify certain terms of the loan agreement in keeping with the Company’s reduced borrowing needs following the IPO. Modifications include a reduction in the facility size from $40 million to $25 million, a $75,000 modification fee, a reduction in the borrowing spread, a reduction in certain monthly fees, and an increase in the facility’s non-use fee when the amount outstanding is less than $10 million.

      On December 30, 1999, PRA entered into a $12.5 million credit agreement with AG PRA 1999 Funding Co., (“AG 1999”), that expired on June 30, 2002. AG 1999 is owned by affiliates of Angelo, Gordon & Co., a majority stockholder, and certain members of PRA management. Terms of the credit agreement included the possibility of AG 1999 earning contingent interest. Over the term of the agreement, PRA borrowed $6.6 million. In December 2001, PRA repaid all outstanding loans under this agreement and incurred an expense of $300,000 to extinguish the contingent interest provision. PRA incurred interest expense related to the agreement of $450,532 during the year ended December 31, 2001. In addition, in accordance with the agreement the management committee of PRA granted AG 1999 warrants to purchase 125,000 membership units of PRA which were immediately exercisable for $3.60 per unit. The agreement discussed above was entered into after arms’ length negotiations between the related party and PRA.

      In addition, PRA AG Funding maintains a $2.5 million revolving line of credit, with a commercial lender which extends through July 2003. The line of credit bears interest at a spread over LIBOR. The terms of this agreement require that PRA maintain a current ratio of 1.6:1.0 or greater, the current ratio being defined to include finance receivables as a current asset and to include the credit facility in place as of December 31, 2002 as a current liability. The agreement further requires that PRA maintain a debt to tangible net worth ratio of 1.5:1.0 or less and a minimum balance sheet cash position at month end of $2 million. Distributions are limited under the terms of the facility to 75% of net income. PRA AG Funding is in full compliance with these covenants. This $2.5 million facility had no amounts outstanding as of December 31, 2002.

8.	Property and equipment:

      Property and equipment, at cost, consist of the following as of December 31, 2001 and 2002:

	2001	2002

Software	1,036,172	$1,431,938
Computer equipment	1,130,786	1,435,795
Furniture and fixtures	848,901	942,178
Equipment	640,574	1,037,372
Leasehold improvements	277,469	343,329
Building and improvements	1,057,643	1,136,762
Land	100,515	100,515
Less accumulated depreciation	(1,712,484)	(2,633,635)

Net property and equipment	$3,379,576	$3,794,254

PORTFOLIO RECOVERY ASSOCIATES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

9.	Loss on Extinguishment of Debt:

      During 2001 PRA restructured its debt position which gave rise to a loss on extinguishment of debt. The first item resulted from the termination of the line of credit dated May 2000. The company paid off $20 million in outstanding debt and expensed $231,564 of remaining unamortized acquisition costs. The second item resulted from the termination of the credit facility from the affiliated lender dated December 1999. PRA paid off all existing loans under this facility ($1,941,119) and incurred a loss on the extinguishment of the contingent interest provision of $191,741.

10.	Hedging Activity:

      During 2001, PRA entered into an interest rate swap for the purpose of managing exposure to fluctuations in interest rates related to variable rate financing. The interest rate swap effectively fixed the interest rate on $10 million of PRA’s outstanding debt. The swap required payment or receipt of the difference between a fixed rate of 5.33% and a variable rate of interest based on 1-month LIBOR. The unrealized gains and losses associated with the change in market value of the interest rate swap were recognized as other comprehensive income. This swap transaction, which was to expire in May 2004, was paid in full and terminated in September 2002.

      The only expenses incurred related to the swap agreement were interest expenses of $118,924 and $792,047 for the years ended December 31, 2001 and 2002, respectively. The interest paid in 2002 represents monthly interest plus the final extinguishment amount of $541,762. The net interest payments are a component of “Interest Expense” on the income statement and a reduction of net income in the cash flow statement.

11.	Long-Term Debt:

      In July 2000, the Company purchased a building in Hutchinson, Kansas. The building was financed with a commercial loan for $550,000 with a variable interest rate based on LIBOR. This commercial loan is collateralized by the real estate in Kansas. Interest rates varied between 4.38% and 9.26% during 2001 and 3.74% and 4.47% during 2002. Monthly principal payments on the loan are $4,583 for an amortized term of 10 years. A balloon payment of $275,000 is due July 21, 2005, which results in a five-year principal payout. The loan matures July 21, 2005.

      On February 9, 2001, the Company purchased a generator for its Norfolk location. The generator was financed with a commercial loan for $107,000 with a fixed rate of 7.9%. This commercial loan is collateralized by the generator. Monthly payments on the loan are $2,170 and the loan matures on February 1, 2006.

      On February 20, 2002, the Company completed the construction of a satellite parking lot at its Norfolk location. The parking lot was financed with a commercial loan for $500,000 with a fixed rate of 6.47%. The loan is collateralized by the parking lot. The loan required only interest payments during the first six months. Beginning October 1, 2002, monthly payments on the loan are $9,797 and the loan matures on September 1, 2007.

PORTFOLIO RECOVERY ASSOCIATES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Annual payments including interest on all loans outstanding as of December 31, 2002 are as follows:

2003	$219,090
2004	216,248
2005	465,456
2006	121,905
2007	88,174
Thereafter	—

1,110,873
Less amount representing interest	(145,291)

Principal due	$965,582

      These three loans are collateralized by property and buildings that have a book value of $1,104,129 and $1,104,012 as of December 31, 2001 and 2002, respectively.

12.	Stockholders’ Equity:

      As a result of the IPO on November 8, 2002, the Company issued 3,470,000 shares of stock at a public offering price of $13.00 per share, resulting in net proceeds of $12.09 per share. In addition, another 1,015,000 shares were sold by a non-employee stockholder, PRA Investments, LLC, which did not result in any additional proceeds being received by the Company. Immediately following the IPO, the Company had 13,470,000 shares outstanding, not including any shares issued for reserved options or warrants. The IPO resulted in all outstanding units of PRA, and all outstanding warrants to acquire units of PRA, being exchanged for shares and options in PRA Inc. on a one to one basis.

      Prior to the IPO on November 8, 2002, there were two classes of members in PRA: operating members and capital members. On April 6, 1999, PRA amended and restated its limited liability company operating agreement (the “Agreement”), to authorize the issuance of 20,000,000 membership units. From December 31, 1999 until the IPO, 10,000,000 membership units were outstanding of which the capital members owned 8,797,000 (87.97%) membership units of the business, while the operating members owned the remaining 1,203,000 (12.03%) membership units. Allocations and distributions of profits and losses were based on the aforementioned percentages.

      In accordance with the Agreement, the PRA management committee was authorized to issue warrants to partners, employees or vendors to purchase membership units. Generally, warrants granted had a term between 5 and 7 years and vest within 3 years. Warrants have been issued at or above the fair market value on the date of grant. Warrants vest and expire according to terms established at the grant date.

PORTFOLIO RECOVERY ASSOCIATES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The following summarizes all warrant and option related transactions from December 31, 1999 through December 31, 2002:

		Weighted
		Average
	Options	Exercise
	Outstanding	Price

December 31, 1999	2,325,000	$4.17
Granted	65,000	4.20
Exercised	—	—
Cancelled	(230,000)	4.20

December 31, 2000	2,160,000	4.17
Granted	155,000	4.20
Exercised	—	—
Cancelled	(120,000)	4.20

December 31, 2001	2,195,000	4.17
Granted	870,000	12.88
Exercised	(50,000)	4.20
Cancelled	(22,150)	9.03

December 31, 2002	2,992,850	$6.66

      At December 31, 2002, the Company had exercisable warrants outstanding of 2,135,000. All but 225,000 were issued to employees and operating members of the Company. Of the 225,000 issued to non-employees, 125,000 were issued to AG 1999 (see Note 7), 80,000 were issued and vested to SMR Research Corporation, a vendor of the Company in connection with a business agreement to utilize certain software, and 20,000 were issued to the Board of Directors. All of the options vest in 5 years except for the 80,000 warrants granted to SMR Research Corporation in 1999 of which 20,000 vested immediately and 60,000 were vested in the following year and the 125,000 warrants granted to AG 1999 in 1999 which vested immediately. During the year ended December 31, 2002, 50,000 warrants were granted which vest 15,000 in one year, 10,000 in each of the 3 subsequent years and 5,000 based on performance which is expected to occur in the first year. The majority of outstanding warrants vested at the IPO, however, the total number of warrants that did not vest is 50,000 which were granted in 2002. For the warrants that accelerated due to the IPO, a pro forma expense of $33,000 was incurred in fiscal 2002, instead of 2003 and 2004 which would have been prescribed under the normal vesting schedule in accordance with Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”). These accelerated warrants will be treated under APB 25 as they were granted under that accounting principle. All warrants and stock options issued in 2002 and later will be accounted for under SFAS No. 123, “Accounting for Stock Based Compensation” (“SFAS 123”).

PORTFOLIO RECOVERY ASSOCIATES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The following information is as of December 31, 2002:

	Options Outstanding			Options Exercisable

		Weighted-
		Average	Weighted-		Weighted-
		Remaining	Average		Average
	Number	Contractual	Exercise	Number	Exercise
Exercise Prices	Outstanding	Life	Price	Exercisable	Price

$4.20	2,010,000	3.23	$4.20	2,010,000	$4.20
$3.60	125,000	2.25	$3.60	125,000	$3.60
$10.00	50,000	5.45	$10.00	—	$10.00
$13.00	792,850	7.82	$13.00	—	$13.00
$16.16	15,000	7.82	$16.16	—	$16.16

Total at December 31, 2002	2,992,850	4.47	$6.66	2,135,000	$4.16

      Prior to November 8, 2002, the Company applied APB 25 in accounting for stock based employee compensation arrangements whereby no compensation cost related to stock options is deducted to determine net income for warrants granted at or above fair value to warrants issued prior to the IPO. In connection with the IPO, the Company adopted SFAS 123, and it will be applied prospectively to all granted warrants and stock options. This accounting standard must be adopted as of the beginning of the Company’s fiscal year, which is January 1, 2002.

      Had compensation cost for warrants granted under the Agreement been determined pursuant to SFAS 123, the Company’s net income would have decreased. Using a fair-value (minimum value calculation), the following assumptions were used:

Warrants issue year:	2000	2001	2002

Expected life from vest date (in years):
Employees	0.00	4.00	3.00
Operating members	5.00	0.00	0.00
Risk-free interest rates	6.30%	4.66%-4.77%	4.53%
Volatility	N/A	N/A	N/A
Dividend yield	N/A	N/A	N/A

      The fair value model utilizes the risk-free interest rate at grant with an expected exercise date sometime in the future generally assuming an exercise date in the first half of 2005. In addition, warrant valuation models require the input of highly subjective assumptions, including the expected stock price volatility. Prior to our IPO, the Company’s warrants had characteristics significantly different from those of traded warrants, and changes in the subjective input assumptions can materially affect the fair value estimate. Based upon the above assumptions, the weighted average fair value of employee warrants granted during the years ended December 31, 2000, 2001 and 2002 was $0.21, $0.35, and $1.24, respectively.

      For purposes of pro forma disclosures, the estimated fair value of the warrants is amortized over the warrants’ vesting period. Had the Company’s warrants been accounted for under SFAS 123, net income would have been reduced to the following pro forma amounts for the years ended December 31, 2000, 2001 and 2002:

Net income:	2000	2001	2002

As reported	$2,540,135	$5,626,334	$17,065,109
Pro forma	$2,537,908	$5,613,480	$17,016,637

PORTFOLIO RECOVERY ASSOCIATES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Effective December 30, 1999, PRA’s management committee issued warrants to acquire 125,000 membership units to an affiliate of Angelo, Gordon & Co. (see Note 7). The warrants immediately vested and are exercisable at $3.60 per unit. The warrants are exercisable in whole or in part and expire March 31, 2005. As these warrants are not issued as compensation to an employee or operating member of the Company, an expense of $17,068, $17,069, and $17,069 was recognized in the years ended December 31, 2000, 2001, and 2002, respectively. The value of the warrants was calculated using the fair value approach as designated by SFAS 123 which utilizes a comparison of the discounted value of the underlying units discounted using a risk-free interest rate at the date of grant.

      The Company created the 2002 Stock Option Program on November 7, 2002. Up to 2,000,000 shares of common stock may be issued under this program. The Program expires November 7, 2007. All options issued under the program vest ratably over 5 years. Once granted, the options expire on November 7, 2010. No grant of options to a single person can exceed 150,000. As of December 31, 2002, 820,000 options have been granted under this plan of which 12,150 have been canceled. See tables above for average price information. These options are accounted for under SFAS 123 and all expense for 2002 are included in earnings as a component of compensation.

      Effective August 18, 1999, PRA’s management committee issued warrants to acquire 200,000 membership units to SMR Research Corporation. The warrants were to vest over a 60 month period and are exercisable at $4.20 per unit. The warrants vested as to 80,000 membership units and the remaining 120,000 membership units were cancelled upon the termination of an agreement between the Company and SMR Research Corporation. The value of the warrants was calculated using the intrinsic method and no expense was recognized on these warrants. The fair value approach was then applied, as designated by SFAS 123, which utilizes a comparison of the discounted value of the underlying units discounted using a risk-free interest rate at the date of grant, these warrants were shown to have a negative present value and as such no expense has been recorded.

13.	Income Taxes:

      Prior to November 8, 2002, the Company was organized as a limited liability company (LLC), taxed as a partnership, and as such was not subject to federal or state income taxes. Immediately before the IPO, the Company was reorganized as a corporation and became subject to income taxes. The income tax provision includes income taxes on earnings for the period November 1, 2002 through December 31, 2002 as well as taxes related to the conversion from an LLC to a corporation. The income tax expense recognized for 2002 is composed of the following:

	Federal	State	Total

Current tax expense	$1,005,368	$180,823	$1,186,191
Deferred tax expense	242,633	44,249	286,882

Total income tax expense	$1,248,001	$225,072	$1,473,073

PORTFOLIO RECOVERY ASSOCIATES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The Company also recognized a net deferred tax liability of $286,882 as of December 31, 2002. The components of this net liability are:

2002

Deferred tax assets:
Deferred compensation	$14,872
FAS123 expense	47,997

Total deferred tax asset	62,869

Deferred tax liabilities:
Depreciation	260,125
Prepaid expenses	89,626

Total deferred tax liability	349,751

Net deferred tax liability	$286,882

      A valuation allowance has not been provided at December 31, 2002 since management believes it is more likely than not that the deferred tax assets will be realized.

      A reconciliation of the Company’s statutory tax rates to the effective tax rates is as follows:

2002

Federal tax at statutory rates	$6,488,363
State tax expense, net of federal benefit	144,090
Income while Company was an LLC	(5,215,505)
Other	56,125

Total income tax expense	$1,473,073

      The Company presented pro forma tax information assuming they have been a taxable corporation since inception and assuming tax rates equal to the rates that would have been in effect had they been required to report income tax expense in such years. The Company’s pro forma income tax expense comprised of the following components for the years ended December 31, 2000, 2001 and 2002:

	2000	2001	2002

Pro forma income tax reconciliation:
Additional federal tax at statutory rate	$863,645	$1,912,953	$5,215,506
Additional state income tax, net of federal benefit	100,199	226,975	581,156
Other	(62,945)	(39,319)	(102,874)

Total pro forma tax provision	$900,899	$2,100,609	$5,693,788

14.	Contingencies and Commitments:

      Employment Agreements:

      The Company has eight employment agreements with each of its executive and senior management group, the terms of which expire on March 31, 2003 or December 31, 2005. Such agreements provide for base salary payments as well as bonuses which are based on the attainment of specific management goals. Estimated remaining compensation under these agreements is approximately $3,338,503. The agreements also contain confidentiality and non-compete provisions.

PORTFOLIO RECOVERY ASSOCIATES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Litigation:

      Included in accrued expenses is a liability for the settlement of an arbitration case totaling $325,000.

      The Company is from time to time subject to routine litigation incidental to its business. The Company believes that the results of any pending legal proceedings will not have a material adverse effect on the financial condition, results of operations or liquidity of the Company.

PORTFOLIO RECOVERY ASSOCIATES, INC.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

December 31, 2002 and March 31, 2003
(unaudited)

	December 31,	March 31,
	2002	2003

ASSETS
Cash and cash equivalents	$17,938,730	$12,071,674
Finance receivables, net	65,526,235	74,418,221
Property and equipment, net	3,794,254	4,996,227
Other assets	1,008,168	1,210,642

Total assets	$88,267,387	$92,696,764

LIABILITIES AND STOCKHOLDERS’ EQUITY
Liabilities:
Accounts payable	$1,363,833	$862,515
Accrued expenses	745,754	332,937
Income taxes payable	937,231	2,602,709
Accrued payroll and bonuses	2,861,336	1,494,726
Deferred tax liability	286,882	367,583
Long-term debt	965,582	924,843
Obligations under capital lease	499,151	618,002

Total liabilities	7,659,769	7,203,315
Commitments and contingencies (Note 8)
Stockholders’ equity:
Preferred stock, par value $0.01, authorized shares, 2,000,000, issued and outstanding shares — 0
Common stock, par value $0.01, authorized shares, 30,000,000, issued and outstanding shares — 13,550,000 at March 31, 2003, and 13,520,000 at December 31, 2002	135,200	135,500
Additional paid in capital	78,308,754	78,696,036
Retained earnings	2,163,664	6,661,913

Total stockholders’ equity	80,607,618	85,493,449

Total liabilities and stockholders’ equity	$88,267,387	$92,696,764

The accompanying notes are an integral part of these consolidated financial statements.

PORTFOLIO RECOVERY ASSOCIATES, INC.

CONSOLIDATED STATEMENTS OPERATIONS

For the Three Months Ended March 31, 2002 and 2003
(unaudited)

	2002	2003

Revenues:
Income recognized on finance receivables	$11,181,488	$17,617,823
Commissions	375,917	697,741

Total revenue	11,557,405	18,315,564
Operating expenses:
Compensation and employee services	5,067,652	6,393,052
Outside legal and other fees and services	1,291,266	2,817,347
Communications	449,510	633,644
Rent and occupancy	172,524	244,950
Other operating expenses	306,298	473,318
Depreciation	211,161	300,164

Total operating expenses	7,498,411	10,862,475

Income from operations	4,058,994	7,453,089
Other income and (expense):
Interest income	1,699	19,977
Interest expense	(527,992)	(75,946)

Income before income taxes	3,532,701	7,397,120
Provision for income taxes	—	2,898,871

Net income	$3,532,701	$4,498,249

Pro forma income taxes	1,365,742

Pro forma net income	$2,166,959

Net income/ Pro forma net income per common share
Basic	$0.22	$0.33
Diluted	$0.19	$0.29
Weighted average number of shares outstanding
Basic	10,000,000	13,545,000
Diluted	11,484,846	15,591,007

The accompanying notes are an integral part of these consolidated financial statements.

PORTFOLIO RECOVERY ASSOCIATES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Three Months Ended March 31, 2002 and 2003
(unaudited)

	2002	2003

Operating activities:
Net income	$3,532,701	$4,498,249
Adjustments to reconcile net income to cash provided by operating activities:
Increase in equity from vested options and warrants	—	88,023
Income tax benefit related to stock option exercise	—	193,138
Depreciation	211,161	300,164
Deferred tax expense	—	80,701
Changes in operating assets and liabilities:
Other assets	(6,689)	(202,474)
Accounts payable	284,743	(501,318)
Income taxes payable	—	1,665,478
Accrued expenses	57,860	(412,817)
Accrued payroll and bonuses	(744,567)	(1,366,610)

Net cash provided by operating activities	3,335,209	4,342,534

Cash flows from investing activities:
Purchases of property and equipment	(168,868)	(1,308,456)
Acquisition of finance receivables, net of buybacks	(5,611,064)	(17,649,590)
Collections applied to principal on finance receivables	6,773,226	8,757,604

Net cash provided by/(used in) investing activities	993,294	(10,200,442)

Cash flows from financing activities:
Initial Public Offering costs	—	(19,579)
Proceeds from exercise of options	—	126,000
Distribution of capital	(2,000,000)	—
Proceeds from long-term debt	500,000	—
Payments on long-term debt	(18,477)	(40,739)
Payments on capital lease obligations	(93,785)	(74,830)

Net cash used in financing activities	(1,612,262)	(9,148)

Net increase/(decrease) in cash and cash equivalents	2,716,241	(5,867,056)
Cash and cash equivalents, beginning of period	4,780,399	17,938,730

Cash and cash equivalents, end of period	$7,496,640	$12,071,674

Supplemental disclosure of cash flow information:
Cash paid for interest	$372,195	$73,736
Noncash investing and financing activities:
Capital lease obligations incurred	38,896	193,681
Basis — swap contract	273,192	—

The accompanying notes are an integral part of these consolidated financial statements.

PORTFOLIO RECOVERY ASSOCIATES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

1.     Organization and Business:

      Portfolio Recovery Associates, Inc. was formed in August 2002. On November 8, 2002, Portfolio Recovery Associates, Inc. completed its initial public offering (“IPO”) of common stock. As a result, all of the membership units and warrants of Portfolio Recovery Associates, LLC (“PRA”) were exchanged on a one to one basis for warrants and shares of a single class of common stock of Portfolio Recovery Associates, Inc. (“PRA Inc”). PRA II, LLC, a special purpose borrowing entity (“PRA II”), was dissolved immediately prior to the IPO. PRA Inc now owns all outstanding membership units of PRA and PRA Receivables Management, LLC (d/b/a Anchor Receivables Management) (“Anchor”). PRA owns all of the membership units of PRA III, LLC, a special purpose borrowing entity (“PRA III”), PRA Funding, LLC, whose name was changed from PRA AG Funding, LLC in February 2003 (“PRA Funding”), and PRA Holding I, LLC, an entity established to hold real property (“PRA Holding I”). PRA Inc, a Delaware corporation and its subsidiaries (collectively, the “Company”), purchases, collects and manages portfolios of defaulted consumer receivables. The defaulted consumer receivables the Company collects are in substantially all cases either purchased from the credit originator or are collected on behalf of clients on a commission fee basis. This is primarily accomplished by maintaining a staff of highly skilled collectors whose purpose is to contact the customers and arrange payment of the debt. Secondarily, PRA has contracted with independent attorneys to allow the Company to undertake legal action to satisfy the outstanding debt.

      The consolidated financial statements of the Company include the accounts of PRA, PRA II, PRA Funding, PRA Holding I, Anchor and PRA III.

      The accompanying unaudited financial statements of the Company have been prepared in accordance with Rule 10-01 of Regulation S-X promulgated by the Securities and Exchange Commission and, therefore, do not include all information and footnotes necessary for a fair presentation of financial position, results of operations and cash flows in conformity with accounting principles generally accepted in the United States of America. In the opinion of the Company, however, the accompanying unaudited consolidated financial statements contain all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of the Company’s financial position as of March 31, 2003, its results of operations for the three month periods ended March 31, 2002 and 2003, and its cash flows for the three-month periods ended March 31, 2002 and 2003, respectively. The results of operations of the Company for the three-month periods ended March 31, 2002 and 2003 may not be indicative of future results. These consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto included in the Company’s Annual Report on Form 10-K, as amended, filed for the year ended December 31, 2002.

2.     Finance Receivables:

      The Company accounts for its investment in finance receivables using the interest method under the guidance of Practice Bulletin 6, “Amortization of Discounts on Certain Acquired Loans.” Static pools of relatively homogenous accounts are established. Once a static pool is established, the receivable accounts in the pool are not changed. Each static pool is recorded at cost, and is accounted for as a single unit for the recognition of income, principal payments and loss provision. Income on finance receivables is accrued monthly based on each static pool’s effective interest rate. This interest rate is estimated based on the timing and amount of anticipated cash flows using the Company’s proprietary collection models. Monthly cash flows greater than the interest accrual will reduce the carrying value of the static pool. Likewise, monthly cash flows that are less than the monthly accrual will accrete the carrying balance. Each pool is reviewed monthly and compared to the Company’s models to ensure complete amortization of the carrying balance by the end of each pool’s life.

PORTFOLIO RECOVERY ASSOCIATES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(unaudited)

      In the event that cash collections would be inadequate to amortize the carrying balance, an impairment charge would be taken with a corresponding write-off of the receivable balance. Accordingly, we do not maintain an allowance for credit losses.

      The agreements to purchase the aforementioned receivables include general representations and warranties from the sellers covering account holder death or bankruptcy, and accounts settled or disputed prior to sale. The representation and warranty period permitting the return of these accounts from the Company to the seller is typically 90 to 180 days.

      Changes in finance receivables for the three months ended March 31, 2002 and 2003 were as follows:

	Three Months	Three Months
	Ended	Ended
	March 31, 2002	March 31, 2003

Balance at beginning of period	$47,986,744	$65,526,235
Acquisitions of finance receivables, net of buybacks	5,611,065	17,649,590
Cash collections	(17,954,714)	(26,375,427)
Income recognized on finance receivables	11,181,488	17,617,823

Cash collections applied to principal	(6,773,226)	(8,757,604)

Balance at end of period	$46,824,583	$74,418,221

Estimated Remaining Collections (“ERC”)	$147,150,751	$237,557,760

      At the time of acquisition, the life of each pool is generally set at between 60 and 72 months based upon the proprietary models of the Company. As of March 31, 2003 the Company has $74,418,221 in finance receivables included in the Statement of Financial Position. Based upon current projections, cash collections applied to principal will be as follows for the twelve months in the periods ending:

March 31, 2004	$26,530,018
March 31, 2005	21,292,680
March 31, 2006	13,680,968
March 31, 2007	8,913,916
March 31, 2008	3,694,653
March 31, 2009	305,986

3.	Revolving Lines of Credit:

      On September 18, 2001, PRA III arranged with a commercial lender to provide financing under a revolving line of credit of up to $40 million. The agreement was amended on December 18, 2002 to reduce the available credit to $25 million, causing a reduction in the borrowing spread and an increase in the unused line fee. This line of credit is collateralized by all receivables, collections on receivables and assets of PRA III. The agreement expires September 15, 2005. Interest is variable based on LIBOR. No amount was outstanding at March 31, 2003 and December 31, 2002. Restrictive covenants under this agreement include:

•	restrictions on monthly borrowings in excess of $4 million per month and quarterly borrowings in excess of $10 million;

•	a maximum leverage ratio, defined as total liabilities less subordinated debt divided by tangible net worth plus subordinated debt, of not greater than 4 to 1 and quarterly net income of at least $0.01, calculated on a consolidated basis;

PORTFOLIO RECOVERY ASSOCIATES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(unaudited)

•	a restriction on distributions in excess of 75% of the Company’s net income for any year;

•	compliance with certain special purpose vehicle and corporate separateness covenants; and

•	restrictions on change of control.

      As of March 31, 2003 the Company is in compliance with all of the covenants of this agreement.

      In addition, PRA Funding maintains a $2.5 million revolving line of credit with RBC Centura Bank which extends through July 2003. The line of credit bears variable interest based on LIBOR. The terms of this agreement require that the Company maintain a current ratio of 1.6:1.0 or greater, the current ratio being defined to include finance receivables as a current asset and to include the credit facility outstanding balance in place as of March 31, 2003 as a current liability. The agreement further requires that the Company maintain a debt to tangible net worth ratio of 1.5:1.0 or less and a minimum balance sheet cash position at month end of $2 million. Distributions are limited under the terms of the facility to 75% of net income. As of March 31, 2003, the Company is in full compliance with these covenants. This $2.5 million facility had no amounts outstanding as of December 31, 2002 or March 31, 2003.

4.	Property and Equipment:

      Property and equipment, at cost, consist of the following as of the dates indicated:

	December 31,	March 31,
	2002	2003

Software	$1,431,938	$1,637,420
Computer equipment	1,435,795	1,842,847
Furniture and fixtures	942,178	1,147,951
Equipment	1,037,372	1,474,393
Leasehold improvements	343,329	580,416
Building and improvements	1,136,762	1,136,762
Land	100,515	100,515
Less accumulated depreciation	(2,633,635)	(2,924,077)

Net property and equipment	$3,794,254	$4,996,227

5.	Hedging Activity:

      During 2001, the Company entered into an interest rate swap for the purpose of managing exposure to fluctuations in interest rates related to variable rate financing. The interest rate swap effectively fixed the interest rate on $10 million of the Company’s outstanding debt. The swap required payment or receipt of the difference between a fixed rate of 5.33% and a variable rate of interest based on 1-month LIBOR. The unrealized gains and losses associated with the change in market value of the interest rate swap are recognized as other comprehensive income. This swap transaction, which was to expire in May 2004, was paid in full and terminated in September 2002.

      Expenses incurred related to the swap agreement were interest expenses of $85,845 and $0 for the three months ending March 31, 2002 and 2003, respectively. The net interest payments are a component of “Interest Expense” on the income statement and a reduction of net income in the cash flow statement.

PORTFOLIO RECOVERY ASSOCIATES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(unaudited)

6.	Long-Term Debt:

      In July 2000, the Company purchased a building in Hutchinson, Kansas. The building was financed with a commercial loan for $550,000 with a variable interest rate based on LIBOR. This commercial loan is collateralized by the real estate in Kansas. Interest rates varied between 3.83% and 4.37% in the first three months of 2002 and 3.35% and 3.79% in the first three months of 2003. Monthly principal payments on the loan are $4,583 for an amortized term of 10 years. A balloon payment of $275,000 is due July 21, 2005, which results in a five-year principal payout. The loan matures July 21, 2005.

      On February 9, 2001, the Company purchased a generator for its Norfolk location. The generator was financed with a commercial loan for $107,000 with a fixed rate of 7.9%. This commercial loan is collateralized by the generator. Monthly payments on the loan are $2,170 and the loan matures on February 1, 2006.

      On February 20, 2002, the Company completed the construction of a satellite parking lot at its Norfolk location. The parking lot was financed with a commercial loan for $500,000 with a fixed rate of 6.47%. The loan is collateralized by the parking lot. The loan required only interest payments during the first six months. Beginning October 1, 2002, monthly payments on the loan are $9,797 and the loan matures on September 1, 2007.

      Annual payments including interest on all loans outstanding as of March 31, 2003 are as follows:

2003	$164,051
2004	216,248
2005	465,456
2006	121,905
2007	88,174

1,055,834
Less amount representing interest	(130,991)

Principal due	$924,843

      Under each of the commercial loans discussed above, the Company is subject to certain covenants, the most restrictive of which include minimum net worth requirements and the maintenance of certain financial ratios. As of December 31, 2002 and March 31, 2003, the Company was in compliance with all such debt covenants.

7.	Stockholders’ Equity:

      As a result of the IPO on November 8, 2002, the Company issued 3,470,000 shares of common stock at a public offering price of $13.00 per share, resulting in net proceeds of $12.09 per share. In addition, another 1,015,000 shares were sold by a non-employee stockholder, PRA Investments, LLC, which did not result in any additional proceeds being received by the Company. Immediately following the IPO, the Company had 13,470,000 shares outstanding, not including any shares issued for reserved options or warrants. The IPO resulted in all outstanding units of PRA, and all outstanding warrants to acquire units of PRA, being exchanged for shares and options in PRA Inc. on a one to one basis.

      Prior to the IPO, the PRA management committee was authorized to issue warrants to partners, employees or vendors to purchase membership units. Generally, warrants granted had a term between 5 and 7 years and vest within 3 years. Warrants have been issued at or above the fair market value on the date of grant. Warrants vest and expire according to terms established at the grant date.

PORTFOLIO RECOVERY ASSOCIATES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(unaudited)

      The following summarizes all warrant and option related transactions from December 31, 1999 through March 31, 2003:

	Warrants	Weighted
	and	Average
	Options	Exercise
	Outstanding	Price

December 31, 1999	2,325,000	$4.17
Granted	65,000	4.20
Exercised	—	—
Cancelled	(230,000)	4.20

December 31, 2000	2,160,000	4.17
Granted	155,000	4.20
Exercised	—	—
Cancelled	(120,000)	4.20

December 31, 2001	2,195,000	4.17
Granted	870,000	12.88
Exercised	(50,000)	4.20
Cancelled	(22,150)	9.03

December 31, 2002	2,992,850	6.66
Granted	—	—
Exercised	(30,000)	4.20
Cancelled	(1,000)	13.00

March 31, 2003	2,961,850	$6.69

      At March 31, 2003, the Company had 2,961,850 warrants and options outstanding. The total outstanding was comprised of 2,155,000 warrants and 806,850 options. At March 31, 2003, 2,105,000 warrants were exercisable and none of the 806,850 options outstanding were exercisable. All but 225,000 warrants and options were issued to employees and operating members of the Company. Of the 225,000 warrants and options issued to non-employees, 125,000 warrants were issued to an affiliate of Angelo, Gordon & Company, the Company’s majority stockholder, and 80,000 warrants were issued and vested to SMR Research Corporation, a vendor of the Company in connection with a business agreement to utilize certain software, and 20,000 options to the Board of Directors. Of the 80,000 warrants granted to SMR Research Corporation in 1999, 20,000 vested immediately and 60,000 vested in the following year. The 125,000 warrants granted to AG 1999 in 1999 vested immediately. During the three months ended March 31, 2002 and 2003, no warrants or options were issued. Of the warrants outstanding at the IPO, 50,000 have not vested.

PORTFOLIO RECOVERY ASSOCIATES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(unaudited)

      The following information is as of March 31, 2003:

				Warrants and Options
	Warrants and Options Outstanding			Exercisable

		Weighted-
		Average	Weighted-		Weighted-
		Remaining	Average		Average
	Number	Contractual	Exercise	Number	Exercise
Exercise Prices	Outstanding	Life	Price	Exercisable	Price

$4.20	1,980,000	3.01	$4.20	1,980,000	$4.20
$3.60	125,000	2.00	$3.60	125,000	$3.60
$10.00	50,000	5.20	$10.00	—	$10.00
$13.00	791,850	7.60	$13.00	—	$13.00
$16.16	15,000	7.60	$16.16	—	$16.16

Total at March 31, 2003	2,961,850	4.25	$6.69	2,105,000	$4.16

      At March 31, 2003, the Company has one stock-based employee compensation plan. Prior to November 8, 2002, the Company accounted for warrants issued under the recognition and measurement provisions of APB Opinion No. 25, Accounting for Stock Issued to Employees, and related Interpretations. No stock-based employee compensation cost is reflected in pro forma net income for the three months ended March 31, 2002. Effective January 1, 2002, the Company adopted the fair value recognition provisions of FASB Statement No. 123 (“SFAS 123”), Accounting for Stock-Based Compensation, prospectively to all employee awards granted, modified, or settled after January 1, 2002. Awards under the company’s plan vest over a five year period. Therefore, the cost related to stock-based employee compensation included in the determination of net income for 2002 is less than that which would have been recognized if the fair value based method had been applied to all awards since the original effective date of SFAS 123. The following table illustrates the effect on net income and earnings per share if the fair value based method had been applied to all outstanding and unvested awards in each period.

Net income/Pro forma net income:	2002	2003

As reported	$2,166,959	$4,498,249
Add: Stock-based employee compensation expense included in reported net income, net of related tax effects	—	52,337
Less: Total stock based compensation expense determined under intrinsic value method for all awards, net of related tax effects	(2,654)	(52,337)

Pro forma net income	$2,164,305	$4,498,249

Earnings per share:
Basic — as reported	$0.22	$0.33
Basic — pro forma	$0.22	$0.33
Diluted — as reported	$0.19	$0.29
Diluted — pro forma	$0.19	$0.29

PORTFOLIO RECOVERY ASSOCIATES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(unaudited)

      Had compensation cost for warrants granted under the Agreement been determined pursuant to SFAS 123, the Company’s net income would have decreased. Using a fair-value (minimum value calculation), the following assumptions were used:

Warrants issue year:	2000	2001	2002

Expected life from vest date (in years):
Employees	0.00	4.00	3.00
Operating members	5.00	0.00	0.00
Risk-free interest rates	6.30%	4.66%-4.77%	4.53%
Volatility	N/A	N/A	N/A
Dividend yield	N/A	N/A	N/A

      The fair value model utilizes the risk-free interest rate at grant with an expected exercise date sometime in the future generally assuming an exercise date in the first half of 2005. In addition, warrant valuation models require the input of highly subjective assumptions, including the expected stock price volatility. Prior to the IPO, the Company’s warrants had characteristics significantly different from those of traded warrants, and changes in the subjective input assumptions can materially affect the fair value estimate. Based upon the above assumptions, the weighted average fair value of employee warrants granted during the years ended December 31, 2000, 2001 and 2002 was $0.21, $0.35, and $1.24, respectively.

      Effective December 30, 1999, PRA’s management committee issued warrants to acquire 125,000 membership units to an affiliate of Angelo, Gordon & Co. The warrants immediately vested and are exercisable at $3.60 per unit. The warrants are exercisable in whole or in part and expire March 31, 2005. As these warrants are not issued as compensation to an employee or operating member of the Company, an expense of $4,267 and $0 was incurred and recognized during the three months ended March 31, 2002 and 2003, respectively. The value of the warrants was calculated using the fair value approach as designated by SFAS 123, which utilizes a comparison of the discounted value of the underlying units discounted using a risk-free interest rate at the date of grant.

      Effective August 18, 1999, PRA’s management committee issued warrants to acquire 200,000 membership units to SMR Research Corporation. The warrants were to vest over a 60 month period and are exercisable at $4.20 per unit. The warrants vested as to 80,000 membership units and the remaining 120,000 membership units were cancelled upon the termination of an agreement between the Company and SMR Research Corporation. The value of the warrants was calculated using the intrinsic method and no expense was recognized on these warrants. The fair value approach was then applied, as designated by SFAS 123, which utilizes a comparison of the discounted value of the underlying units discounted using a risk-free interest rate at the date of grant, these warrants were shown to have a negative present value and as such no expense has been recorded. All warrants have been exercised and none are outstanding as of March 31, 2003.

8.	Commitments and Contingencies:

Employment Agreements:

      The Company has eight employment agreements with each of its executive and senior management group, the terms of which expire on March 31, 2004 or December 31, 2005. Such agreements provide for base salary payments as well as bonuses which are based on the attainment of specific management goals. Estimated remaining compensation under these agreements is approximately $3,077,263. The agreements also contain confidentiality and non-compete provisions.

PORTFOLIO RECOVERY ASSOCIATES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(unaudited)

Leases:

      The Company is party to various operating and capital leases with respect to its facilities and equipment. Please refer to the Company’s consolidated financial statements and notes thereto in the Company’s Annual Report on Form 10-K, as amended as filed with the Securities and Exchange Commission for discussion of these leases.

Litigation:

      The Company is from time to time subject to routine litigation incidental to its business. The Company believes that the results of any pending legal proceedings will not have a material adverse effect on the financial condition, results of operations or liquidity of the Company.

9.	Income Taxes:

      Prior to November 8, 2002, the Company was organized as a limited liability company, taxed as a partnership, and as such was not subject to federal or state income taxes. Immediately before the IPO, the Company was reorganized as a corporation and became subject to income taxes.

      The income tax expense recognized for 2003 is composed of the following:

	Federal	State	Total

Current tax expense	$2,365,401	452,769	$2,818,170
Deferred tax expense	88,949	(8,248)	80,701

Total income tax expense	$2,454,350	$444,521	$2,898,871

      The Company also recognized a net deferred tax liability of $286,882 as of December 31, 2002 and $367,583 as of March 31, 2003. The components of this net liability are:

	2002	2003

Deferred tax assets:
Deferred compensation	$14,872	$13,072
FAS123 expense	47,997	82,627

Total deferred tax asset	62,869	95,699

Deferred tax liabilities:
Depreciation	260,125	394,691
Prepaid expenses	89,626	68,591

Total deferred tax liability	349,751	463,282

Net deferred tax liability	$286,882	$367,583

      A valuation allowance has not been provided at December 31, 2002 or March 31, 2003 since management believes it is more likely than not that the deferred tax assets will be realized.

      The Company presented pro forma tax information assuming it has been a taxable corporation since inception and assuming tax rates equal to the rates that would have been in effect had it been required to report income tax expense in such years. A reconciliation of the Company’s statutory tax rates to the

PORTFOLIO RECOVERY ASSOCIATES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(unaudited)

effective tax rates for the pro forma income tax expense for the three months ended March 31, 2002 and the three months ended March 31, 2003, consists of the following components:

	For the Three	For the Three
	Months Ended	Months Ended
	March 31,	March 31,
	2002	2003

Federal tax at statutory rates	$1,236,445	$2,588,992
State tax expense, net of federal benefit	137,775	288,939
Other	(8,478)	20,940

Total income tax expense	$1,365,742	$2,898,871

3,500,000 Shares

Common Stock

PROSPECTUS

May 21, 2003

       You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that which is set forth in this prospectus. We are offering to sell shares of our common stock and seeking offers to buy shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of these securities. Our business, financial condition, results of operation and prospects may have changed after the date of this prospectus.

      Until June 15, 2003 (25 days after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

William Blair & Company	U.S. Bancorp Piper Jaffray